Filed by Windstream Parent, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Uniti Group, Inc.
Commission File No.: 001-36708
Date: September 11, 2024

As previously announced, on May 3, 2024, Uniti Group Inc., a Maryland corporation (“Uniti”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Windstream Holdings II, LLC, a Delaware limited liability company (“Windstream”), pursuant to which a subsidiary of Windstream Parent, Inc. (“New Uniti”) will merge with and into Uniti (the “Merger”), with Uniti surviving as a wholly owned subsidiary of New Uniti upon the closing of the Merger (the “Closing”).

On September 11, 2024, Windstream announced that it had commenced a consent solicitation (the “Consent Solicitation”) to approve amendments to the indenture (the “Indenture”) governing the 7.750% senior first lien notes due 2028 (the “Windstream Notes”) issued by Windstream Services, LLC, (“Services”), and Windstream Escrow Finance Corp., a subsidiary of Services.

The proposed amendments (the “Proposed Amendments”) to the Indenture will:

•	once approved and effective, add a definition of “Permitted Reorganization” that includes the expected potential structures for the Post-Closing Reorganization (as defined below), (ii) modify the “Mergers and Consolidations” covenant to expressly permit the Merger and the Post-Closing Reorganization, (iii) modify the “Limitation on Affiliate Transactions” covenant in the Indenture to permit the Merger and the Post-Closing Reorganization, (iv) modify the “Change of Control” provision in the Indenture to exclude the Merger and the Post-Closing Reorganization as a “Change of Control” and (v) include catch-all authorizations to the applicable agents and trustees to make other ministerial modifications necessary to implement the Proposed Amendments;

•	on and from the date of the Merger, allow for the option to apply push-down accounting for the effects of the Merger to Windstream’s financial statements without needing to provide reconciling adjustments; and

•	on and from the date of the Post-Closing Reorganization, if any, (i) modify the “Limitation on Indebtedness” and “Limitation on Liens” covenants in the Indenture (x) to permit indebtedness of Uniti outstanding as of the consummation of the Post-Closing Reorganization and to permit related liens securing any such indebtedness, (y) to permit borrowings under Uniti’s credit agreement and related liens, and (z) to conform the terms of these covenants to align with Uniti’s senior secured notes with respect to certain permitted dollar- and ratio-based baskets, (ii) modify the “Limitation on Restricted Payments” covenant and “Permitted Investments” definition in the Indenture (x) to allow for certain investments of Uniti in existence as of the consummation of the Post-Closing Reorganization and (y) to align the general Permitted Investment basket with the terms of the Uniti’s senior secured notes, (iii) modify the “Limitations on Restricted Payments” covenant to align the “builder” and “starter” baskets within the general permitted restricted payments calculation as well as related ratios, (iv) modify the “Guarantee and Collateral” provisions in the Indenture to provide that “Collateral” shall not include any assets that do not constitute “Collateral” under the agreements governing Uniti’s secured debt, including its credit agreement, and that no one who is not required to guarantee Uniti debt must guarantee such debt following the Post-Closing Reorganization, (v) with respect to the Windstream Notes, authorize the entry into the intercreditor agreement governing Uniti’s credit agreement and senior secured debt in lieu of the existing Windstream First Lien Intercreditor Agreement and the entry into security agreements in the form used under the documents governing such Uniti debt following the Post-Closing Reorganization, (vi) clarify that all subsidiaries designated as “Unrestricted Subsidiaries” under the agreements governing Uniti’s debt shall be deemed an Unrestricted Subsidiary automatically under the Indenture without treating such designation as an Investment (as defined in the Indenture), (vii) modify the threshold for Designated Non-Cash Consideration (as defined in the Indenture) within the Limitation on Sales of Assets and Subsidiary Stock Sale covenant to align with Uniti’s senior secured notes, and (viii) authorize entering into any additional security documents and/or making any conforming amendments to any existing security documents to the extent necessary or advisable in connection with the Post-Closing Reorganization.

The Proposed Amendments are being sought in connection with the Merger to allow for a reorganization transaction following consummation of the Merger (the “Post-Closing Reorganization”) that involves either (i) Windstream merging with and into Uniti and Services merging with and into a subsidiary of Uniti or (ii) any other transaction or series of transactions that results in Windstream or any guarantor of the Windstream Notes becoming an obligor under the agreements governing Uniti’s debt and any obligor under the agreements governing Uniti’s debt becoming an obligor under the Indenture, in each case as a result of which the obligors under the Indenture will be the same (after giving effect to the execution of any joinders, supplements and other instruments in connection therewith and any applicable grace periods relating thereto) as the obligors under the agreements governing Uniti’s debt. The Proposed Amendments are also being sought to make other related amendments to the Indenture that collectively are intended to allow for the portability of Windstream’s debt into a single silo capital structure with Uniti debt under a common parent following consummation of the Merger, including the modification of certain terms to align with the terms of the Uniti debt.

To become effective, the Proposed Amendments require receipt of consents from holders of at least a majority in principal amount of the outstanding Windstream Notes, excluding any Windstream Notes held by Windstream or any of its affiliates (the “Requisite Consents”). There can be no assurance that Windstream will receive the Requisite Consents to cause the Proposed Amendments to become effective.

Windstream may also seek amendments to Windstream’s existing credit agreement that are substantially similar to the Proposed Amendments. The Post-Closing Reorganization cannot be implemented under the current terms of Windstream’s credit agreement. The Consent Solicitation is not conditioned on any such amendments to Windstream’s credit agreement, and there can be no assurance that any such amendments will be consummated.

The Consent Solicitation is expected to expire on September 18, 2024, at 5:00 p.m., unless extended or earlier terminated by Windstream. The implementation of the Proposed Amendments to the Indenture is not a condition to the closing of the Merger.

The information contained herein is being furnished concurrently with the disclosure of such information to holders of the Windstream Notes subject to the Consent Solicitation, and presents (i) the unaudited pro forma condensed combined statements of income for the six months ended June 30, 2024 and the year ended December 31, 2023 and the unaudited pro forma condensed balance sheet as of June 30, 2024; (ii) the unaudited historical condensed consolidated financial statements of Windstream as of and for the three and six months ended June 30, 2024 and 2023, and the related notes; and (iii) Windstream’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the three and six months ended June 30, 2024 and 2023.

No Offer or Solicitation

This communication and the information contained in it are provided for information purposes only and are not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Uniti, Windstream or New Uniti or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional Information and Where to Find It

In connection with the contemplated Merger, New Uniti has filed a registration statement on Form S-4 with the SEC that contains a proxy statement/prospectus and other documents, which has not yet become effective. Once effective, the Company will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the Merger.

THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER CONTAINS IMPORTANT INFORMATION ABOUT THE COMPANY, WINDSTREAM, NEW UNITI, THE MERGER AND RELATED MATTERS. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE MERGER. The proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the Merger will be available free of charge on the SEC’s website (at www.sec.gov). Copies of documents filed with the SEC by the Company will be made available free of charge on the Company's investor relations website (at https://investor.uniti.com/financial-information/sec-filings).

Participants in the Solicitation

Uniti, Windstream and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Uniti's stockholders in connection with the Merger. Information about Uniti's directors and executive officers is set forth in the sections titled “Proposal No. 1 Election of Directors” and “Security Ownership of Certain Beneficial Owners and Management” included in Uniti's proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 11, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1620280/000110465924046100/0001104659-24-046100-index.htm), the section titled “Directors, Executive Officers and Corporate Governance” included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 29, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1620280/000162828024008054/unit-20231231.htm), and subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Uniti stockholders in connection with the Merger, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus and other relevant materials filed by New Uniti with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Windstream and Uniti at the time of this communication and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date of this communication unless otherwise indicated) include, among others, statements regarding the anticipated timing for and outcome and effects of the Merger, the Post-Closing Reorganizations, the entry into one or more supplemental indentures to the Indenture in connection with the Proposed Amendments, the ability of the Co-Issuers, in their sole discretion, to terminate, extend or amend the Consent Solicitation at any time as described in the Consent Solicitation Statement, the payment of the Consent Fee and the ability of Services and Windstream to amend the Windstream Credit Agreement. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results and financial condition to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement.

In addition, other factors related to the Merger that contribute to the uncertain nature of the forward-looking statements and that could cause actual results to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the Merger, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the Merger, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Merger within the expected time period (if at all); potential difficulties in Windstream’s and Uniti’s ability to retain employees as a result of the announcement and pendency of the Merger; risks relating to the value of securities to be issued in the Merger; disruptions of Windstream’s and Uniti’s current plans, operations and relationships with customers caused by the announcement and pendency of the Merger; legal proceedings that may be instituted against Windstream or Uniti following announcement of the Merger; funding requirements; regulatory restrictions (including changes in regulatory restrictions or regulatory policy) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Uniti’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC, and the Consent Solicitation Statement relating to the Proposed Amendments.

There can be no assurance that the Merger or the Proposed Amendments will be implemented, or even if the Merger is consummated and the Proposed Amendments are implemented, that the Post-Closing Reorganization will be consummated. Investors are strongly cautioned not to place undue reliance on forward-looking statements.

Except as required by applicable law, Windstream does not assume any obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Windstream or Uniti, or the subject matter of this communication), create an implication that there has been no change in the affairs of Windstream or Uniti since the date of this communication.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X of the Exchange Act. The unaudited pro forma condensed combined financial information present the pro forma effects of (i) the Merger (as defined below), (ii) the other transactions contemplated by the Merger Agreement (as defined below), (iii) the issuance of a special grant of equity awards by Uniti Group Inc. (“Uniti”) in connection with the Merger Agreement (as described in the Special Equity Grants section below), and (iv) the issuance of $300.0 million senior secured notes by Uniti and Uniti’s assumed draw of $220.0 million on its revolving credit facility (as described in the Financing section below) (collectively, the “Transactions”).

The unaudited pro forma condensed combined balance sheet as of June 30, 2024 combines the unaudited historical condensed consolidated balance sheet of Uniti and the unaudited historical condensed consolidated balance sheet of Windstream Holdings II, LLC (“Windstream”) on a pro forma basis as if the Transactions had been consummated on June 30, 2024.

The unaudited pro forma condensed combined statements of income for the six months ended June 30, 2024, and for the year ended December 31, 2023 give effect to the Transactions as if they had been consummated on January 1, 2023, the first day of Uniti’s fiscal year 2023, and combines the historical results of Uniti and Windstream. The unaudited pro forma condensed combined statement of income for the six months ended June 30, 2024 combines the unaudited historical condensed consolidated statements of income of Uniti and Windstream for the six months ended June 30, 2024. The unaudited pro forma condensed combined statement of income for the year ended December 31, 2023 combines the audited historical consolidated statements of income of Uniti and Windstream for the year ended December 31, 2023.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent Uniti management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and is subject to change as additional information becomes available and analyses are performed.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

•	The accompanying notes to the unaudited pro forma condensed combined financial information;

•	The unaudited historical condensed consolidated financial statements of Uniti as of and for the six months ended June 30, 2024, and the related notes set forth in the Quarterly Report on the Form 10-Q filed with the Securities Exchange Commission (the “SEC”) on August 1, 2024;

•	The audited historical consolidated financial statements of Uniti as of and for the year ended December 31, 2023, and the related notes set forth in the Annual Report on the Form 10-K filed with the SEC on February 29, 2024;

•	The unaudited historical condensed consolidated financial statements of Windstream as of and for the six months ended June 30, 2024 and the related notes furnished as Exhibit 99.2 to the accompanying Current Report on Form 8-K;

•	The audited historical consolidated financial statements of Windstream for the year ended December 31, 2023 and the related notes previously included in the Registration Statement on Form S-4 of Windstream Parent, Inc. (“New Uniti”), filed on July 29, 2024 with the SEC;

•	Uniti’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” set forth in the Quarterly Report on the Form 10-Q filed with the SEC on August 1, 2024 and in the Annual Report on the Form 10-K filed with the SEC on February 29, 2024; and

•	Windstream’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” for the six months ended June 30, 2024 furnished as Exhibit 99.3 to the accompanying Current Report on Form 8-K and for the year ended December 31, 2023 previously included in the Registration Statement on Form S-4 of Windstream Parent, Inc., filed on July 29, 2024 with the SEC.

Description of the Merger

Uniti and Windstream entered into the Agreement and Plan of Merger, dated as of May 3, 2024, by and between Uniti and Windstream, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 17, 2024 (as it may be further amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides for the combination of Uniti and Windstream that will result in New Uniti becoming the parent company of both Uniti and Windstream (the “Merger”).

Prior to the closing of the Merger (the “Closing’), Uniti and Windstream have each agreed to undertake certain transactions in furtherance of the pre-Closing reorganizations contemplated by the Merger Agreement.

Prior to the Closing, Windstream intends to commence a rights offering (the “Windstream Rights Offering”) pursuant to which all Windstream equityholders will be offered the right to purchase penny warrants of Windstream (the Rights Offering Warrants”). The Rights Offering Warrants will have substantially the same terms as the outstanding units of Windstream (including a right of first refusal and transfer restrictions) and will be exercised automatically immediately prior to the Closing of the Merger, subject to regulatory approvals. Concurrently with the commencement of the Windstream Rights Offering, Windstream will launch a tender offer (the “Windstream Tender Offer”) pursuant to which Windstream will offer to purchase all outstanding units of Windstream from Windstream equityholders. The proceeds from the Windstream Rights Offering will be used to fund the Windstream Tender Offer. Accordingly, it is anticipated that the impact of the Windstream Rights Offering and the Windstream Tender Offer will be contained within Windstream’s historical equity, with no net impact to Windstream’s historical cash. As the number of Rights Offering Warrants to be issued and the number of outstanding units of Windstream to be repurchased are not yet known and are subject to change, the Windstream Rights Offering and the Windstream Tender Offer are not reflected in this unaudited pro forma condensed combined financial information.

In connection with the Pre-Closing Windstream Reorganization (as defined in the Merger Agreement), New Windstream LLC, a wholly owned subsidiary of Windstream formed prior to the signing of the Merger Agreement, will elect to be treated as a corporation for U.S. federal income tax purposes following the formation of New Windstream Holdings II. Thereafter, Windstream will merge with and into New Windstream Holdings II, with New Windstream Holdings II surviving the merger as the successor to Windstream (the “F-Reorg Merger”). In connection with the F-Reorg Merger, Windstream equityholders will receive common units of New Windstream LLC and warrants exchangeable for common units of New Windstream LLC, and New Windstream Holdings II (as successor to Windstream) will be automatically released from, and New Windstream LLC will be joined to, the Merger Agreement. The F-Reorg Merger represents a capital restructuring of Windstream, in which the impact is anticipated to be contained within Windstream’s historical equity and thus have no impact to the unaudited pro forma condensed combined financial information of the combined company.

At the Closing but prior to the effective time of the Merger (the “Effective Time”), as a result of the Internal Reorg Merger (as defined in the Merger Agreement), each New Windstream LLC equityholder will receive, in exchange for such equityholder’s units and penny warrants of New Windstream LLC, its pro rata portion of (i) a number of shares of New Uniti common stock (“New Uniti Common Stock”), (ii) warrants of New Uniti (exercisable three years after issuance or, if earlier, upon any change of control of New Uniti or the redemption of the corresponding New Uniti Preferred Stock) representing approximately 6.9% of the outstanding New Uniti Common Stock, after giving effect to certain issuances of securities of New Uniti and excluding certain other securities to properly apportion dilution (all such shares of New Uniti Common Stock outstanding at such time, the “Pro Forma Share Total”, and the warrants, the “New Uniti Warrants”), (iii) shares of preferred stock of New Uniti having an aggregate initial liquidation preference of $575,000,000 (“New Uniti Preferred Stock”) and (iv) the right to receive their respective pro rata portion of $425,000,000, less certain transaction expenses (the “Closing Cash Payment”), which is contingent upon the occurrence of the Closing.

Pursuant to the Merger Agreement, at the Effective Time, Merger Sub (as defined in the Merger Agreement) will merge with and into Uniti with Uniti continuing as the surviving company. As a result of the Merger, each issued and outstanding share of Uniti’s common stock, par value $0.0001 per share (“Uniti Common Stock”) will automatically be (i) converted into the right to receive a number of shares of New Uniti Common Stock equal to the Exchange Ratio (as defined in the Merger Agreement), without interest and subject to any withholding of taxes required by applicable law and (ii) cancelled and cease to have any rights except the right to receive the New Uniti Common Stock upon surrender thereof. The Exchange Ratio, which is subject to adjustments based on shares outstanding at the Closing, is calculated to be approximately 0.6197 as of July 25, 2024. Each outstanding share of Uniti Common Stock at the Effective Time would be converted into approximately 0.6197 shares of New Uniti Common Stock resulting in a reverse stock split to Uniti shareholders. Refer to Note 9 for discussions on the pro forma effect of the reverse stock split and impact to Uniti’s historical earnings (loss) per common share.

As a result of the Pre-Closing Windstream Reorganization as well as the Merger, all surviving Windstream equityholders will have their historical Windstream equity exchanged for New Uniti Common Stock, New Uniti Preferred Stock, and New Uniti Warrants. In addition, and as a result of the Merger, all historical Uniti stockholders will have Uniti Common Stock exchanged for New Uniti Common Stock in accordance with the Exchange Ratio.

Special Equity Grants

On May 16, 2024, the Compensation Committee (the “Committee”) of the Uniti Board of Directors approved a special grant of Uniti PSU Awards (the “Special PSU Awards”) and Uniti Restricted Stock Awards (the “Special Restricted Stock Awards”) to certain Uniti executive officers and employees (the “Special Equity Grants”). The Special Restricted Stock Awards will vest as to 20%, 30% and 50% on the first, second and third anniversaries of the Closing, respectively. The Special PSU Awards will vest between 0% and 200% of the target amount based on performance over the three-year period following the Closing. These special grants are designed to create additional incentives that extend beyond the stockholder return objectives and time frame of previously granted equity awards, with the goal of driving outstanding levels of performance and value creation during the three-year period after the Closing.

Financing

On May 17, 2024, certain subsidiaries of Uniti issued $300.0 million aggregate principal amount of new 10.50% secured notes due 2028, and Uniti intends to use the proceeds to fund a portion of the Closing Cash Payment in connection with the Merger.

Uniti’s obligation under the Merger Agreement to consummate the Merger, including paying the Closing Cash Payment, is not conditioned on Uniti having sufficient available cash and access to liquidity to fund the Closing Cash Payment. While Uniti believes it will be able to fund the Closing Cash Payment in full, there can be no assurance that Uniti will have access to sufficient cash when it is required to make such payment under the Merger Agreement. For the purposes of preparing this pro forma financial information, it is assumed that Uniti will fund the remaining portion of the Closing Cash Payment with borrowings of $220.0 million under their revolving credit facility that will mature on September 24, 2027 (“Revolving Credit Facility”). See Uniti’s historical financial statements and the related notes for additional information on the Revolving Credit Facility.

Anticipated Accounting Treatment

The Merger will be accounted for as a reverse merger using the acquisition method of accounting, pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 805 (“ASC 805”), with Windstream treated as the legal acquirer and Uniti treated as the accounting acquirer. Uniti has been determined to be the accounting acquirer primarily based on an evaluation of the following facts and circumstances:

•	Uniti’s existing stockholders will hold the majority (approximately 62%) voting interest in New Uniti immediately following the consummation of the Merger;

•	Uniti’s existing five-member board of directors will comprise the majority of the nine-member board of directors of New Uniti;

•	Uniti’s existing senior management team (consisting of the President and Chief Executive Officer, Senior Vice President and Chief Financial Officer, Executive Vice President – General Counsel and Secretary, Executive Vice President – Chief Technology Officer and Senior Vice President and Chief Revenue Officer) will comprise the senior management of New Uniti;

•	Uniti is the entity that will transfer cash to effectuate the Merger; and

•	Upon the consummation of the Merger, New Uniti will be renamed Uniti Group Inc. and is expected to trade under the Nasdaq ticker “UNIT.”

ASC 805 requires the allocation of the purchase price consideration to the fair value of the identified assets acquired and liabilities assumed upon consummation of a business combination. As explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial statements, the total purchase price to acquire Windstream will be allocated to the assets acquired and liabilities assumed of Windstream based upon preliminary estimated fair values. Any excess amounts after allocating the estimated consideration to identifiable tangible and intangible assets acquired and liabilities assumed will be recorded as goodwill. The net assets of Uniti will continue to be recognized at historical cost. Because Uniti is treated as the accounting acquirer, prior period financial information presented in the New Uniti financial statements will reflect the historical activity of Uniti.

The unaudited pro forma condensed combined financial information may differ from the final purchase accounting for a number of reasons, including the fact that the estimates of fair values of certain assets and liabilities acquired are preliminary and subject to change when the formal valuation and other studies are finalized. The differences between the preliminary amounts and the final purchase accounting could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2024

(In thousands)

	Uniti (Historical, as Reclassified) (Note 3)	Windstream (Historical, as Adjusted) (Note 4)	Accounting Policy and Reclassification Adjustments (Note 5)		Merger Transaction Accounting Adjustments (Note 6)		Settlement of Pre-Existing Relationships Adjustments (Note 7)	Financing Adjustments (Note 8)		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$118,763	$96,393	$-		$(243,110)	6D	$(185,890)	$220,000	8A	$6,156
Restricted cash	12,728	5,325	-		-		-	-		18,053
Accounts receivable, net	56,654	325,932	-		-		(4,013)	-		378,573
Inventories	-	168,607	-		-		-	-		168,607
Prepaid expenses	12,292	146,322	-		(61,630)	6I	-	-		96,984
Other current assets	12,997	186,809	-		-		4,644	-		204,450
Total current assets	213,434	929,388	-		(304,740)		(185,259)	220,000		872,823
Property, plant and equipment, net	4,092,799	3,504,460	-		(445,860)	6E	-	-		7,151,399
Intangible assets, net	290,264	263,009	-		751,291	6F	-	-		1,304,564
Goodwill	157,380	-	-		332,432	6J	-	-		489,812
Operating lease right-of-use assets, net	128,837	335,998	-		(1,700)	6H	(13,151)	-		449,984
Other assets, net	118,736	90,008	-		(4,535)	6G	(95,482)	-		66,359
					(42,368)	6I
Deferred income tax assets, net	117,780	-	-		(117,780)	6K	-	-		-
Total Assets	$5,119,230	$5,122,863	$-		$166,740		$(293,892)	$220,000		$10,334,941
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Liabilities:
Current liabilities:
Accounts payable	$4,931	$149,745	$-		$79,119	6B	$(249)	-		$279,993
					46,447	6C
Accrued taxes	11,199	64,382	-		-		-	-		75,581
Advance payments	-	139,492	(139,492)	5A	-		-	-		-
Accrued interest payable	142,227	41,947	-		-		-	-		184,174
Dividends payable	1,134	-	-		-		-	-		1,134
Current portion of long-term debt	-	7,500	-		38	6G	-	-		7,538
Current portion of finance lease obligations	2,614	-	3,469	5B	-		-	-		6,083
Current portion of operating lease liabilities	12,086	94,814	-		-		(252)	-		106,648
Deferred revenue	81,058	-	139,492	5A	-		(51,071)	-		169,479
Other current liabilities	45,055	356,460	(3,469)	5B	-		(7,329)	-		390,717
Total current liabilities	300,304	854,340	-		125,604		(58,901)	-		1,221,347
Long-term deferred revenue	1,161,107	-	85,840	5A	-		(894,647)	-		352,300
Deferred income taxes	-	195,742	-		18,858	6K	-	-		214,600
Intangible liabilities, net	151,050	-	-		-		(143,000)	-		8,050
Settlement payable	118,232	-	-		-		(118,232)	-		-
Operating lease liabilities	67,726	242,005	-		-		(8,475)	-		301,256
Finance lease obligations	15,496	-	2,449	5B	-		-	-		17,945
Notes and other debt, net	5,771,809	2,319,342	-		(41,683)	6G	-	220,000	8A	8,269,468
Other liabilities	25,920	381,762	(85,840)	5A	-		-	-		319,393
			(2,449)	5B
Total Liabilities	7,611,644	3,993,191	-		102,779		(1,223,255)	220,000		10,704,359
Shareholders’ Deficit:
Preferred stock	-	-	-		1	6D	-	-		1
Common stock	24	-	-		9	6D	-	-		24
					(9)	6M
Equity units	-	1,463,002	-		(1,463,002)	6L	-	-		-
Additional paid-in capital	1,228,527	8,293	-		165	6A	-	-		2,501,443
					1,272,742	6D
					(8,293)	6L
					9	6M
Accumulated other comprehensive income/(loss)	136	19,691	-		(19,691)	6L	-	-		136
Accumulated deficit	(3,722,066)	(361,314)	-		800	6A	929,363	-		(2,871,022)
					(79,119)	6B
					(46,447)	6C
					407,761	6L
Total shareholders’ deficit	(2,493,379)	1,129,672	-		64,926		929,363	-		(369,418)
Noncontrolling interests:
Operating partnership units	715	-	-		(715)	6A	-	-		-
Cumulative non-voting convertible preferred stock	250	-	-		(250)	6A	-	-		-
Total Shareholders’ Deficit	(2,492,414)	1,129,672	-		63,961		929,363	-		(369,418)
Total Liabilities and Shareholders’ Deficit	$5,119,230	$5,122,863	$-		$166,740		$(293,892)	$220,000		$10,334,941

See accompanying notes to unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Income

For the six months ended June 30, 2024

(In thousands, except per share data)

	Uniti (Historical, as Reclassified) (Note 3)		Windstream (Historical, as Adjusted) (Note 4)	Merger Transaction Accounting Adjustments (Note 6)		Settlement of Pre- Existing Relationships Adjustments (Note 7)		Financing Adjustments (Note 8)		Pro Forma Combined
Revenues
Service and other revenues	$573,585		$1,888,364	$-		$(405,568)		$-		$2,056,381
Sales revenues	7,780		34,498					-		42,278
Total revenue	581,365		1,922,862	-		(405,568)		-		2,098,659
Operating expenses
Cost of services and other revenues (exclusive of depreciation and amortization)	65,723		818,317	(146)	6FF	(4,727)		-		868,262
				(10,905)	6GG
Cost of sales	6,511		25,087			-		-		31,598
General and administrative expense	53,849		351,738	(31,549)	6GG	-		-		376,204
				2,166	6HH
Depreciation and amortization	155,537		408,524	(221,397)	6CC	-		-		353,088
				10,424	6DD
Transaction related and other costs	16,664		-	-		-		-		16,664
Net (gain) loss on asset retirement and dispositions	-		6,253	-		-		-		6,253
Net (gain) loss on sale of operating assets	(18,999)		(103,237)	-		-		-		(122,236)
Total operating expenses	279,285		1,506,682	(251,407)		(4,727)		-		1,529,833
Operating (loss) income	302,080		416,180	251,407		(400,841)		-		568,826
Interest expense, net	(250,686)		(106,380)	2,612	6EE	3,660		(11,877)	8BB	(373,089)
								(10,418)	8AA
Other (expense) income, net	301		1,502	-		-		-		1,803
(Loss) income before income taxes	51,695		311,302	254,019		(397,181)		(22,295)		197,540
Income tax (benefit) expense	(7,934)		83,009	63,505	6KK	(99,295)	6KK	(5,574)	6KK	33,711
Net (loss) income	59,629		228,293	190,514		(297,886)		(16,721)		163,829
Net income (loss) attributable to noncontrolling interests	22		-	(22)	6AA	-		-		-
Net (loss) income attributable to shareholders	59,607		228,293	190,536		(297,886)		(16,721)		163,829
Participating securities’ share in earnings	(1,159)		-	(689)	6II	-		-		(1,848)
Dividends declared on convertible preferred stock	(10)		-	10	6AA	-		-		-
Dividends accumulated on New Uniti preferred stock	-		-	(38,482)	6JJ	-		-		(38,482)
Net (loss) income attributable to common shares	$58,438		$228,293	$151,375		$(297,886)		$(16,721)		$123,499
Earnings per common share
Basic	$0.25
Diluted	$0.25
Weighted-average number of common shares outstanding
Basic	237,121
Diluted	237,121
Pro forma earnings per common share
Basic	$0.40	9A								$0.48	9B
Diluted	$0.40	9A								$0.47	9B
Pro forma weighted-average number of common shares outstanding
Basic	146,944	9A								255,715	9B
Diluted	146,944	9A								289,222	9B

See accompanying notes to unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Income
For the year ended December 31, 2023
(In thousands, except per share data)

	Uniti (Historical, as Reclassified) (Note 3)		Windstream (Historical, as Adjusted) (Note 4)	Merger Transaction Accounting Adjustments (Note 6)		Settlement of Pre- Existing Relationships Adjustments (Note 7)		Financing Adjustments (Note 8)		Pro Forma Combined
Revenues
Service and other revenues	$1,133,035		$3,943,284	$-		$(791,410)		$-		$4,284,909
Sales revenues	16,796		38,709	-				-		55,505
Total revenue	1,149,831		3,981,993	-		(791,410)		-		4,340,414
Operating expenses
Cost of services and other revenues (exclusive of depreciation and amortization)	132,168		1,779,712	(291)	6FF	(7,734)		-		1,883,906
				(19,949)	6GG
Cost of sales	12,108		40,381	-		-		-		52,489
General and administrative expense	102,732		747,249	79,119	6BB	(161)		-		880,864
				(58,005)	6GG
				9,930	6HH
Depreciation and amortization	310,528		790,751	(396,429)	6CC	-		-		705,681
				831	6DD
Goodwill impairment	203,998		-	-		-		-		203,998
Transaction related and other costs	12,611		-	-		-		-		12,611
Net (gain) loss on asset retirement and dispositions	-		25,195	-		-		-		25,195
Net (gain) loss on sale of operating assets	(2,164)		-	-		-		-		(2,164)
Total operating expenses	771,981		3,383,288	(384,794)		(7,895)		-		3,762,580
Operating (loss) income	377,850		598,705	384,794		(783,515)		-		577,834
Interest expense, net	(512,349)		(209,560)	5,223	6EE	10,506		(31,241)	8BB	(758,257)
								(20,836)	8AA
Other (expense) income, net	(18,386)		(13,813)	-		929,363				897,164
(Loss) income before income taxes and equity in earnings from unconsolidated entities	(152,885)		375,332	390,017		156,354		(52,077)		716,741
Income tax (benefit) expense	(68,474)		100,240	97,504	6KK	39,089	6KK	(13,019)	6KK	155,340
Equity in earnings from unconsolidated entities	(2,662)		-	-		-		-		(2,662)
Net (loss) income	(81,749)		275,092	292,513		117,265		(39,058)		564,063
Net income (loss) attributable to noncontrolling interests	(36)		-	36	6AA			-		-
Net (loss) income attributable to shareholders	(81,713)		275,092	292,477		117,265		(39,058)		564,063
Participating securities’ share in earnings	(1,207)		-	(5,360)	6II	-		-		(6,567)
Dividends declared on convertible preferred stock	(20)		-	20	6AA	-		-		-
Dividends accumulated on New Uniti preferred stock	-		-	(69,888)	6JJ	-		-		(69,888)
Net (loss) income attributable to common shares	$(82,940)		$275,092	$217,249		$117,265		$(39,058)		$487,608
Earnings (loss) per common share
Basic	$(0.35)
Diluted	$(0.35)
Weighted-average number of common shares outstanding
Basic	236,401
Diluted	236,401
Pro forma earnings (loss) per common share
Basic	$(0.57)	9A								$1.91	9B
Diluted	$(0.57)	9A								$1.58	9B
Pro forma weighted-average number of common shares outstanding
Basic	146,498	9A								254,682	9B
Diluted	146,498	9A								368,944	9B

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of Presentation

The unaudited pro forma condensed combined balance sheet as of June 30, 2024 assumes the Transactions were completed on June 30, 2024. The unaudited pro forma condensed combined statements of income presented for the six months ended June 30, 2024 and the year ended December 31, 2023 assume the Transactions were completed on January 1, 2023.

As described above, unaudited pro forma condensed combined financial information has been prepared with the Merger being accounted for as a reverse merger using the acquisition method of accounting, pursuant to ASC 805 with Windstream treated as the legal acquirer and Uniti treated as the accounting acquirer. Under the acquisition method of accounting, the purchase consideration will be allocated to Windstream’s assets acquired and liabilities assumed based on their estimated fair values at the Closing, which is currently expected to occur in the second half of 2025. Any differences between the estimated fair value of the assets acquired and liabilities assumed will be recorded to goodwill.

The process of valuing the assets and liabilities of Windstream immediately prior to the Merger, as well as evaluating accounting policies for conformity, is preliminary. Additionally, under the acquisition method of accounting, the acquirer is required to recognize the consideration transferred at fair value. Because there are shares exchanged as part of the Merger, the preliminary purchase price fluctuates with changes in Uniti’s stock price. As such, the consideration will not be fixed until the Closing. The actual accounting may vary based on final analyses of the valuation of assets acquired and liabilities assumed, which could be material. New Uniti will finalize the accounting for the Merger as soon as practicable within the measurement period in accordance with ASC 805, but in no event later than one year from the Closing.

Both Uniti and Windstream’s historical financial statements were prepared in accordance with GAAP and presented in U.S. dollars. The historical financial information of Uniti has been reclassified, as further discussed in Note 3, to align with the anticipated presentation of New Uniti. Further, the historical financial information of Windstream has been adjusted to conform to the presentation of New Uniti, as further discussed in Note 5.

Prior to the contemplated Transactions, Uniti and Windstream had several pre-existing relationships, which primarily relate to (i) (a) the master lease (the “ILEC MLA”) that governs Uniti owned assets used for Windstream’s incumbent local exchange carrier (“ILEC”) operations and (b) the master lease (the “CLEC MLA” and, together with the ILEC MLA, the “Windstream Leases”) that governs Uniti owned assets used for Windstream’s competitive local exchange carrier (“CLEC”) operations, (ii) the asset purchase agreement, pursuant to which Uniti paid Windstream in exchange for exclusive rights to use certain fiber strand miles leased by Windstream, certain fiber assets (and underlying rights) owned by Windstream, dark fiber indefeasible rights of use (“IRUs”) relating to the fiber strand miles and fiber assets, and a 20-year IRU for certain strands included in the transferred fiber assets that Uniti granted to Windstream (the “Asset Purchase Agreement”), (iii) the settlement agreement, pursuant to which Uniti is obligated to make periodic payments to Windstream related to the litigation settlement between Uniti and Windstream that was implemented in connection with Windstream’s emergence from bankruptcy (the “Settlement Agreement”), and (iv) various other leasing and supplier arrangements between Uniti and Windstream. See Uniti and Windstream’s historical financial statements and the related notes for additional information on the background of the pre-existing relationships between Uniti and Windstream. Upon the consummation of the Transactions, all historical pre-existing relationships between Uniti and Windstream are considered effectively settled for accounting purposes and the related transactions and balances will become intercompany transactions under New Uniti. As such, in accordance with the guidance in ASC 805, all significant intercompany transactions and balances have been eliminated in the unaudited pro forma condensed combined financial information. Refer to Note 4 for adjustments made to Windstream’s historical financial statements to reflect the settlement of pre-existing relationships and Note 7 for discussion on the impact of the settlement of pre-existing relationships and related pro forma adjustments made to Uniti’s historical financial statements.

The pro forma adjustments reflecting the consummation of the Transactions are based on certain currently available information and certain assumptions and methodologies that Uniti believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Uniti believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions based on information available to Uniti’s management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Transactions.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of New Uniti. They should be read in conjunction with the historical financial statements and notes thereto of Uniti and Windstream.

Following the Merger, New Uniti will not qualify as a real estate investment trust for U.S. federal income tax purposes. Uniti is currently seeking a private letter ruling from the Internal Revenue Service (the “IRS”) with respect to certain tax consequences of post-closing restructuring transactions Uniti expects to carry out following the Merger. As the outcome of the private letter ruling is pending, the related tax impact is currently uncertain and unknown, and hence not reflected within the pro forma financial information. Upon resolution of the private letter ruling, Uniti’s management will perform a comprehensive review of the tax impact of the post-closing restructuring transactions. As a result of the review, Uniti’s management may identify additional adjustments that could have a material impact on the financial statements of New Uniti, including but not limited to New Uniti’s provision for income taxes which as reflected in the pro forma financial information does not necessarily reflect the amounts that would have resulted had the companies filed consolidated income tax returns during the periods presented.

Note 2. Preliminary Purchase Consideration and Preliminary Purchase Price Allocation of the Merger

Estimated preliminary purchase consideration

The estimated preliminary merger consideration of $1,515.9 million is calculated based on the fair value of the consideration expected to be transferred, which includes the estimated fair value of New Uniti Common Stock, New Uniti Preferred Stock and New Uniti Warrants to be issued, the estimated cash consideration, and the estimated effective settlement of pre-existing relationships. The calculation of the merger consideration is as follows:

Amount
(in thousands)
Estimated fair value of New Uniti Common Stock to be issued (i)	$638,997
Estimated fair value of New Uniti Preferred Stock to be issued (ii)	506,391
Estimated fair value of New Uniti Warrants to be issued (iii)	127,364
Estimated cash consideration (iv)	429,000
Settlement of pre-existing relationships (v)	(185,890)
Total estimated merger consideration	$1,515,862

(i)	Represents the estimated fair value of approximately 90.0 million shares of New Uniti Common Stock estimated to be issued to Windstream equityholders. As this Merger is accounted for as a reverse acquisition, the fair value of the common stock transferred is measured based upon: (a) the implied fair value per share of New Uniti Common Stock, which is based on the Uniti Common Stock price divided by the Exchange Ratio to take into consideration the relative percentage of equity interests in the combined entity that results from the reverse acquisition, and (b) the number of Windstream common units outstanding pre-close, as follows:

Uniti Common Stock price at August 27, 2024	$4.40
Exchange Ratio*	0.6197
Implied New Uniti Common Stock price	$7.10
Windstream common units outstanding pre-close	89,996,866
Estimated fair value of New Uniti Common Stock issued in consideration	$638,996,630

* The Exchange Ratio, as defined in the Merger Agreement, is calculated as of July 25, 2024 and is subject to adjustments based on shares outstanding at the Closing.

(ii)	Represents the estimated fair value of approximately 0.6 million shares of New Uniti Preferred Stock estimated to be issued to Windstream equityholders. The value of the Preferred Stock was estimated using a Black-Derman-Toy lattice model to account for the features of the New Uniti Preferred Stock, as well as the risk associated with the New Uniti Preferred Stock, which are captured through the risk free rate term structure and the credit risk adjusted spread.

(iii)	Represents the estimated fair value of approximately 18.0 million New Uniti Warrants estimated to be issued to Windstream equityholders. The calculated intrinsic value using the market price of Uniti Common Stock as of August 27, 2024 was considered as a reasonable proxy of the value of the New Uniti Warrants.

(iv)	Represents the estimated cash consideration to be paid, consisting of the Closing Cash Payment and other components as defined in the Merger Agreement.

(v)	Represents the amounts related to the effective settlement of pre-existing relationships as of June 30, 2024 between Uniti and Windstream, which are not part of the Merger consideration transferred for Windstream as the effective settlement of pre-existing relationships between Uniti and Windstream are recognized and accounted for separately from the Merger. Refer to Note 7 for further details on the pre-existing relationships and the amounts that are being settled.

Preliminary purchase price allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of Windstream are recorded at their fair value and added to those of Uniti. The pro forma adjustments are based on estimates of the fair value of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the Merger. The allocation is dependent upon certain valuation and other studies that have not yet been finalized. Accordingly, the preliminary purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed.

The following table sets forth a preliminary allocation of the purchase consideration of the identifiable tangible and intangible assets acquired and liabilities assumed of Windstream, adjusted for reclassification alignments to that of Uniti’s historical financial information, as discussed further in Note 5, and for elimination adjustments related to pre-existing relationship balances with Uniti, as discussed further in Note 4, with the excess recorded as goodwill:

Amount (in thousands)
Cash and cash equivalents	$96,393
Restricted cash and cash equivalents	5,325
Accounts receivable	325,932
Inventories	168,607
Prepaid expenses	84,692
Other current assets	186,809
Property, plant and equipment	3,058,600
Intangible assets	1,014,300
Operating lease right-of-use assets	334,298
Other assets	43,105
Total assets	$5,318,061
Accounts payable	196,192
Accrued taxes	64,382
Advance payments	139,492
Accrued interest payable	41,947
Current portion of long-term debt	7,538
Current portion of operating lease liabilities	94,814
Other current liabilities	356,460
Deferred income taxes	332,380
Operating lease liabilities	242,005
Notes and other debt	2,277,659
Other liabilities	381,762
Total liabilities	$4,134,631
Net assets acquired (a)	$1,183,430
Estimated purchase consideration (b)	$1,515,862
Estimated goodwill (b) – (a)	$332,432

Preliminary purchase consideration noted in the table above was estimated based on Uniti Common Stock using a stock price of $4.40, the closing price as of August 27, 2024. At this stock price, the allocation of total estimated purchase consideration results in goodwill of $332.4 million, as detailed in the table above. The actual merger consideration will depend on the per share price of Uniti Common Stock at the Closing, and therefore, will fluctuate with the market price of Uniti Common Stock until the Transactions are consummated. As a measure of sensitivity on total purchase consideration, a change of 10% to the stock price used would change the preliminary purchase consideration by approximately +/- $76.7 million.

Preliminary property, plant and equipment assumed consists of the following:

Property, plant and equipment	Approximate Fair Value (in thousands)	Estimated Useful Lives
Land	$84,800	Indefinite
Buildings and improvements	452,500	1 - 28 years
Central office equipment	1,081,500	4 - 7 years
Outside communications plant	781,300	1 - 23 years
Furniture, vehicles and other equipment	332,900	1 - 10 years
Construction in progress	325,600	N/A
Total property, plant and equipment	$3,058,600

In determining the estimated fair value of the tangible assets, the cost approach was used, which considers cost to a market participant buyer to acquire or construct a substitute asset of comparable utility, adjusted for obsolescence, including economic obsolescence, which accounts for external conditions and decline in the market demand. The economic obsolescence identified in the valuation resulted in a fair value adjustment of $445.9 million to Windstream’s property, plant, and equipment. The analysis was based on the fixed asset subledger, financial data and supplementary descriptive data provided by Windstream.

Preliminary identifiable intangibles assumed consist of the following:

Intangible assets	Approximate Fair Value (in thousands)	Estimated Useful Lives
FCC Spectrum licenses	$78,900	Indefinite
Right of way	42,400	10.6 years
IPv4 addresses	410,000	15 - 20 years
Customer relationships	375,000	8 - 11 years
Trade names	108,000	1 - 20 years
Total intangible assets	$1,014,300

For spectrum licenses, given the recency of acquisition in a competitive auction fair value was assumed to be equal to book value. Currently, there are no legal, regulatory, contractual, competitive, economic or other factors that would limit the useful life of the spectrum, and therefore, the licenses are considered indefinite-lived intangible assets. For the right of way asset, given the recency of the agreement execution at market, fair value was assumed to be equal to book value. The fair value of the IPv4 addresses was determined using a “market approach,” based on observable recent auction prices and other relevant information generated by market transactions involving identical or comparable (that is, similar) assets. The fair value of the customer relationships intangible was determined using an “income approach,” specifically a multi-period excess earnings approach. The fair value of the trademarks and trade names was determined using an “income approach,” specifically the relief-from-royalty method.

Preliminary assumed debt consists of Windstream’s super senior incremental term loan due February 23, 2027, senior secured term loan facility due September 21, 2027, and senior first lien notes due August 15, 2028. The fair value of assumed debt is $2.3 billion. The fair value of the debt assumed was measured based on either observed market prices in an inactive market or based on current market interest rates applicable to the related debt instrument.

Preliminary assumed right-of-use assets were measured at an amount equal to the lease liability, adjusted by $1.7 million for favorable or unfavorable terms of the lease when compared with market terms. In determining the fair value of leased real property, the income approach was performed on material leasehold intangibles to assess above/below market leasehold value.

Any differences between the fair value of the consideration issued and the fair value of the assets acquired and liabilities assumed are recorded as goodwill. Goodwill is not amortized to earnings, but instead is reviewed for impairment at least annually or more frequently if indicators of impairment exist. Goodwill recognized in the Merger is not expected to be deductible for tax purposes.

The final determination of the purchase price allocation of the Merger will be based on Windstream’s net assets acquired as of the Closing. The purchase price allocation may change materially based on the receipt of more detailed information and completion of the valuation of Windstream’s net assets acquired as of the Closing. Therefore, the actual allocations may differ from the pro forma adjustments presented.

Note 3. Adjustments to Uniti Historical Financial Information

Uniti has previously presented unclassified financial information and New Uniti will present classified financial information. Therefore, reclassification adjustments are made below to reclassify Uniti balances in a classified format. In addition, other reclassification adjustments to disaggregate certain financial statement line items are made to conform with the expected New Uniti presentation. These reclassifications have no effect on previously reported total assets, total liabilities and total shareholders’ deficit.

Presented below are the adjustments made to Uniti’s balance sheet as of June 30, 2024 in order to conform with the expected New Uniti presentation:

(in thousands, except par value)	Uniti (Historical)	Adjustments to reclassify Financial Statement Presentation		Uniti (Historical, as Reclassified)
ASSETS
Property, plant and equipment, net	$4,092,799			$4,092,799
Cash and cash equivalents	118,763			118,763
Restricted cash and cash equivalents	12,728			12,728
Accounts receivable, net	56,654			56,654
Goodwill	157,380			157,380
Intangible assets, net	290,264			290,264
Straight-line revenue receivable	101,710	(101,710)	3A	-
Operating lease right-of-use assets, net	128,837			128,837
Derivative asset	1,616	(1,616)	3B	-
Other assets, net	40,699	101,710	3A	118,736
		1,616	3B
		(25,289)	3C
Other current assets	-	12,997	3C	12,997
Prepaid expenses	-	12,292	3C	12,292
Deferred income tax assets, net	117,780	-		117,780
Total Assets	$5,119,230	$-		$5,119,230
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Liabilities:
Accounts payable, accrued expenses and other liabilities, net	$87,105	(87,105)	3D	$-
Accounts payable	-	4,931	3D	4,931
Accrued taxes	-	11,199	3D	11,199
Other current liabilities	-	45,055	3D	45,055
Other liabilities	-	25,920	3D	25,920
Settlement payable	118,232			118,232
Intangible liabilities, net	151,050			151,050
Accrued interest payable	142,227			142,227
Deferred revenue	1,242,165	(1,161,107)	3E	81,058
Long-term deferred revenue	-	1,161,107	3E	1,161,107
Dividends payable	1,134			1,134
Operating lease liabilities	79,812	(12,086)	3F	67,726
Current portion of operating lease liabilities	-	12,086	3F	12,086
Finance lease obligations	18,110	(2,614)	3G	15,496
Current portion of finance lease obligations	-	2,614	3G	2,614
Notes and other debt, net	5,771,809			5,771,809
Total Liabilities	7,611,644	-		7,611,644
Shareholders' Deficit:
Preferred stock $0.0001 par value, 50,000 shares authorized, no shares issued and outstanding	-	-		-
Common stock $0.0001 par value, 500,000 shares authorized, issued and outstanding: 237,353 shares at June 30, 2024	24	-		24
Additional paid-in capital	1,228,527	-		1,228,527
Accumulated other comprehensive loss	136	-		136
Distributions in excess of accumulated earnings	(3,722,066)	-		(3,722,066)
Total Uniti shareholders' deficit	(2,493,379)	-		(2,493,379)
Noncontrolling interests:
Operating partnership units	715	-		715
Cumulative non-voting convertible preferred stock, $0.01 par value, 6 shares authorized, 3 issued and outstanding	250	-		250
Total Shareholders' Deficit	(2,492,414)	-		(2,492,414)
Total Liabilities and Shareholders' Deficit	$5,119,230	$-		$5,119,230

Presented below is Uniti’s historical, as reclassified, balance sheet as of June 30, 2024 reordered to conform with the expected New Uniti presentation:

(in thousands, except par value)	Uniti (Historical, as Reclassified)
ASSETS
Current assets:
Cash and cash equivalents	$118,763
Restricted cash and cash equivalents	12,728
Accounts receivable, net	56,654
Prepaid expenses	12,292
Other current assets	12,997
Total current assets	213,434
Property, plant and equipment, net	4,092,799
Intangible assets, net	290,264
Goodwill	157,380
Operating lease right-of-use assets, net	128,837
Other assets, net	118,736
Deferred income tax assets, net	117,780
Total Assets	$5,119,230
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Liabilities:
Accounts payable	$4,931
Accrued taxes	11,199
Accrued interest payable	142,227
Dividends payable	1,134
Current portion of finance lease obligations	2,614
Current portion of operating lease liabilities	12,086
Deferred revenue	81,058
Other current liabilities	45,055
Total current liabilities	300,304
Long-term deferred revenue	1,161,107
Intangible liabilities, net	151,050
Settlement payable	118,232
Operating lease liabilities	67,726
Finance lease obligations	15,496
Notes and other debt, net	5,771,809
Other liabilities	25,920
Total Liabilities	7,611,644
Shareholders' Deficit:
Preferred stock $0.0001 par value, 50,000 shares authorized, no shares issued and outstanding	-
Common stock $0.0001 par value, 500,000 shares authorized, issued and outstanding: 237,353 shares at June 30, 2024	24
Additional paid-in capital	1,228,527
Accumulated other comprehensive loss	136
Distributions in excess of accumulated earnings	(3,722,066)
Total Uniti shareholders' deficit	(2,493,379)
Noncontrolling interests:
Operating partnership units	715
Cumulative non-voting convertible preferred stock, $0.01 par value, 6 shares authorized, 3 issued and outstanding	250
Total Shareholders' Deficit	(2,492,414)
Total Liabilities and Shareholders' Deficit	$5,119,230

The adjustments below are made to reclassify Uniti income statement balances to align with the expected presentation of New Uniti. These reclassifications have no effect on previously reported total revenue, total costs and expenses, or net income attributable to common shares.

Presented below are the reclassification adjustments made to Uniti’s income statement for the six months ended June 30, 2024:

(in thousands)	Uniti (Historical)	Adjustments to reclassify Financial Statement Presentation		Uniti (Historical, as Reclassified)
Revenues
Uniti Leasing (Rentals)	$432,633	$(432,633)	3AA	$-
Uniti Fiber (Rentals)	24,826	(24,826)	3AA	-
Uniti Leasing (Service)	3,274	(3,274)	3AA	-
Uniti Fiber (Service)	120,632	(112,852)	3AA	-
		(7,780)	3BB
Service and other revenues	-	573,585	3AA	573,585
Sales revenues	-	7,780	3BB	7,780
Total revenue	581,365	-		581,365
Operating expenses
Cost of services and other revenues (exclusive of depreciation and amortization)	-	65,723	3CC	65,723
Cost of sales	-	6,511	3CC	6,511
Operating expense (exclusive of depreciation and amortization)	72,234	(72,234)	3CC	-
General and administrative expense	53,849	-		53,849
Depreciation and amortization	155,537	-		155,537
Transaction related and other costs	16,664	-		16,664
Gain on sale of real estate	(18,999)	18,999	3DD	-
Net (gain) loss on sale of operating assets	-	(18,999)	3DD	(18,999)
Total operating expenses	279,285	-		279,285
Operating (loss) income	302,080	-		302,080
Interest expense, net	(250,686)	-		(250,686)
Other (expense) income, net	301	-		301
(Loss) income before income taxes	51,695	-		51,695
Income tax (benefit) expense	(7,934)	-		(7,934)
Net (loss) income	59,629	-		59,629
Net (loss) income attributable to noncontrolling interests	22	-		22
Net (loss) income attributable to shareholders	59,607	-		59,607
Participating securities' share in earnings	(1,159)	-		(1,159)
Dividends declared on convertible preferred stock	(10)	-		(10)
Net (loss) income attributable to common shares	$58,438	$-		$58,438

Presented below are the reclassification adjustments made to Uniti’s income statement for the year ended December 31, 2023:

(in thousands)	Uniti (Historical)	Adjustments to Reclassify Financial Statement Presentation		Uniti (Historical, as Reclassified)
Revenues
Uniti Leasing (Rentals)	$845,925	$(845,925)	3AA	$-
Uniti Fiber (Rentals)	65,903	(65,903)	3AA	-
Uniti Leasing (Service)	6,847	(6,847)	3AA	-
Uniti Fiber (Service)	231,156	(214,360)	3AA	-
		(16,796)	3BB
Service and other revenues	-	1,133,035	3AA	1,133,035
Sales revenues	-	16,796	3BB	16,796
Total revenue	1,149,831	-		1,149,831
Operating expenses
Cost of services and other revenues (exclusive of depreciation and amortization)	-	132,168	3CC	132,168
Cost of sales	-	12,108	3CC	12,108
Operating expense (exclusive of depreciation, accretion and amortization)	144,276	(144,276)	3CC	-
General and administrative expense	102,732	-		102,732
Depreciation and amortization	310,528	-		310,528
Goodwill impairment	203,998	-		203,998
Transaction related and other costs	12,611	-		12,611
Gain on sale of real estate	(2,164)	2,164	3DD	-
Net (gain) loss on sale of operating assets	-	(2,164)	3DD	(2,164)
Total operating expenses	771,981	-		771,981
Operating (loss) income	377,850	-		377,850
Interest expense, net	(512,349)	-		(512,349)
Other (expense) income, net	(18,386)	-		(18,386)
(Loss) income before income taxes and equity in earnings from unconsolidated entities	(152,885)	-		(152,885)
Income tax (benefit) expense	(68,474)	-		(68,474)
Equity in earnings from unconsolidated entities	(2,662)	-		(2,662)
Net (loss) income	(81,749)	-		(81,749)
Net (loss) income attributable to noncontrolling interests	(36)	-		(36)
Net (loss) income attributable to shareholders	(81,713)	-		(81,713)
Participating securities' share in earnings	(1,207)	-		(1,207)
Dividends declared on convertible preferred stock	(20)	-		(20)
Net (loss) income attributable to common shares	$(82,940)	$-		$(82,940)

Adjustments to Uniti’s Historical Balance Sheet

A.	Represents the reclassification of Uniti’s Straight-line revenue receivable to Other assets, net.

B.	Represents the reclassification of Uniti’s Derivative asset to Other assets, net.

C.	Represents the reclassification of Uniti’s current portion of other assets from Other assets, net to Other current assets and Prepaid expenses.

D.	Represents the reclassification of Uniti’s Accounts payable, accrued expenses and other liabilities, net to Accounts payable, Accrued taxes, Other current liabilities, and Other liabilities.

E.	Represents the reclassification of Uniti’s noncurrent portion of deferred revenue from Deferred revenue to Long-term deferred revenue.

F.	Represents the reclassification of Uniti’s current portion of operating lease liabilities from Operating lease liabilities to Current portion of operating lease liabilities.

G.	Represents the reclassification of Uniti’s current portion of finance lease obligations from Finance lease obligations to Current portion of finance lease obligations.

Adjustments to Uniti’s Historical Statements of (Loss) Income

AA.	Represents the reclassification of Uniti’s rental and service revenues from Uniti Leasing (Rentals), Uniti Fiber (Rentals), Uniti Leasing (Service) and Uniti Fiber (Service) to Service and other revenues.

BB.	Represents the reclassification of Uniti’s sales revenue from Uniti Fiber (Service) to Sales revenues.

CC.	Represents the reclassification of Uniti’s cost of services and other revenues and cost of sales from Operating expense to Cost of services and other revenues and Cost of sales.

DD.	Represents the reclassification of Uniti’s Gain on sale of real estate to Net (gain) loss on sale of operating assets.

Note 4. Adjustments to Windstream Historical Financial Information

Windstream’s historical financial statements include certain historical balances related to pre-existing relationships with Uniti. As all historical pre-existing relationships between Uniti and Windstream will be considered effectively settled and the related transactions and balances will become intercompany transactions under New Uniti, all balances related to pre-existing relationships were identified and eliminated from the historical Windstream financial statements. The adjustments to income tax expense are estimated based on a blended statutory tax rate and do not reflect actual tax rates, as discussed further in Note 6LL.

Presented below are the adjustments made to Windstream’s balance sheet as of June 30, 2024 to present Windstream’s historical balances adjusted for the elimination of pre-existing relationship balances with Uniti:

(in thousands)	Windstream (Historical)	Adjustments to Eliminate Balances from Pre-Existing Relationships		Windstream (Historical, as Adjusted)
Assets:
Current assets:
Cash and cash equivalents	$96,393	$-		$96,393
Restricted cash and cash equivalents	5,325	-		5,325
Accounts receivable, net	335,462	(9,392)	4B	325,932
		(138)	4C
Inventories	168,607	-		168,607
Prepaid expenses	146,669	(347)	4C	146,322
Other current assets	186,809	-		186,809
Total current assets	939,265	(9,877)		929,388
Property, plant and equipment, net	3,795,436	(274,900)	4A	3,504,460
		(16,076)	4B
Intangible assets, net	263,009	-		263,009
Operating lease right-of-use assets, net	3,511,903	(3,175,707)	4A	335,998
		(198)	4C
Other assets, net	91,041	(1,033)	4C	90,008
Total Assets	$8,600,654	$(3,477,791)		$5,122,863
Liabilities:
Current liabilities:
Accounts payable	$153,153	$(2,030)	4B	$149,745
		(1,378)	4C
Accrued taxes	64,382	-		64,382
Advance payments	142,707	(3,215)	4B	139,492
Accrued interest payable	41,947	-		41,947
Current portion of long-term debt	7,500	-		7,500
Current portion of operating lease liabilities	478,218	(383,373)	4A	94,814
		(31)	4C
Other current liabilities	356,611	(151)	4B	356,460
Total current liabilities	1,244,518	(390,178)		854,340
Deferred income taxes	195,742	-		195,742
Operating lease liabilities	3,294,583	(3,052,410)	4A	242,005
		(168)	4C
Notes and other debt, net	2,319,342	-		2,319,342
Other liabilities	418,600	(36,838)	4B	381,762
Total Liabilities	7,472,785	(3,479,594)		3,993,191
Shareholders' Equity:
Common units	1,463,002	-		1,463,002
Additional paid-in capital	8,293	-		8,293
Accumulated other comprehensive income/(loss)	19,691	-		19,691
Accumulated deficit	(363,117)	1,803	4D	(361,314)
Total Shareholders’ Equity	1,127,869	1,803		1,129,672
Total Liabilities and Shareholders' Equity	$8,600,654	$(3,477,791)		$5,122,863

Presented below are the adjustments made to Windstream’s statement of income for the six months ended June 30, 2024 to present Windstream’s historical balances adjusted for the elimination of pre-existing relationship balances with Uniti:

(in thousands)	Windstream (Historical)	Adjustments to Eliminate Balances from Pre-Existing Relationships		Windstream (Historical, as Adjusted)
Revenues
Service and other revenues	$1,892,391	$(1,081)	4BB	$1,888,364
		(2,946)	4CC
Sales revenues	34,498	-		34,498
Total revenue	1,926,889	(4,027)		1,922,862

Operating expenses
Cost of services and other revenues (exclusive of depreciation and amortization)	1,164,732	(346,181)	4AA	818,317
		(234)	4CC
Cost of sales	25,087	-		25,087
General and administrative expense	351,738	-		351,738
Depreciation and amortization	408,524	-		408,524
Net (gain) loss on asset retirements and dispositions	(31,399)	37,652	4AA	6,253
Gain on sale of operating assets	(103,237)	-		(103,237)
Total operating expenses	1,815,445	(308,763)		1,506,682
Operating income	111,444	304,736		416,180
Interest expense, net	(106,380)	-		(106,380)
Other income, net	1,502	-		1,502
Income before income taxes	6,566	304,736		311,302
Income tax expense	6,825	76,184		83,009
Net (loss) income	$(259)	$228,552		$228,293

Presented below are the adjustments made to Windstream’s statement of income for the year ended December 31, 2023 to present Windstream’s historical balances adjusted for the elimination of pre-existing relationship balances with Uniti:

(in thousands)	Windstream (Historical)	Adjustments to Eliminate Balances from Pre-Existing Relationships		Windstream (Historical, as Adjusted)
Revenues
Service and other revenues	$3,947,975	$(3,023)	4BB	$3,943,284
		(1,668)	4CC
Sales revenues	38,709	-		38,709
Total revenue	3,986,684	(4,691)		3,981,993

Operating expenses
Cost of services and other revenues (exclusive of depreciation and amortization)	2,457,934	(677,108)	4AA	1,779,712
		(1,114)	4CC
Cost of sales	40,381	-		40,381
General and administrative expense	747,249	-		747,249
Depreciation and amortization	790,751	-		790,751
Net (gain) loss on asset retirements and dispositions	(1,780)	26,975	4AA	25,195
Total operating expenses	4,034,535	(651,247)		3,383,288
Operating (loss) income	(47,851)	646,556		598,705
Interest expense, net	(209,560)	-		(209,560)
Other expense, net	(13,813)	-		(13,813)
(Loss) income before income taxes	(271,224)	646,556		375,332
Income tax (benefit) expense	(61,399)	161,639		100,240
Net (loss) income	$(209,825)	$484,917		$275,092

Adjustments to Windstream’s Historical Financial Information

A/AA.	Represents the elimination of the pre-existing relationship related to the Windstream Leases.

B/BB.	Represents the elimination of the pre-existing relationship related to the Asset Purchase Agreement.

C/CC.	Represents the elimination of the pre-existing relationship related to other immaterial agreements between Uniti and Windstream.

D.	Represents the net impact to accumulated deficit related to the elimination of pre-existing relationships between Uniti and Windstream in Note 4A, Note 4B, and Note 4C above.

Note 5. Accounting Policies and Reclassifications

As part of the preparation of these unaudited pro forma condensed combined financial statements, Uniti’s management performed a preliminary accounting policy comparison between Uniti and Windstream, and no material differences in policies were noted. Upon the Closing, New Uniti’s management will perform a comprehensive review of Uniti and Windstream’s accounting policies. As a result of the review, New Uniti’s management may identify additional differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of New Uniti.

As part of the preparation of these unaudited pro forma condensed combined financial statements, the following reclassifications were made to align Windstream’s financial statement presentation to New Uniti’s expected financial statement presentation:

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

A.	Represents the reclassification of Windstream’s deferred revenue from Advance payments and Other liabilities to Deferred revenue and Long-term deferred revenue, respectively.

B.	Represents the reclassification of Windstream’s finance lease liabilities from Other current liabilities and Other liabilities to Current portion of finance lease obligations and Finance lease obligations, respectively.

Note 6. Adjustments to the Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2024 are as follows:

A.	Represents the settlement and extinguishment of historical noncontrolling interest operating partnership units and noncontrolling interest preferred stock, respectively, as part of the pre-Closing Uniti restructuring.

B.	Represents an adjustment to record Uniti’s estimated to-be incurred transaction costs related to the Transactions for banker fees, legal fees, advisory services, and accounting and other professional fees.

C.	Represents an adjustment to record Windstream’s estimated to-be incurred transaction costs related to the Transactions for banker fees, legal fees, advisory services, and accounting and other professional fees.

D.	Represents the estimated total merger consideration of $1,515.9 million, consisting of (i) issuance of approximately 90.0 million shares of New Uniti Common Stock with an estimated fair value of $639.0 million, (ii) issuance of approximately 0.6 million shares of New Uniti Preferred Stock with an estimated fair value of $506.4 million, (iii) issuance of approximately 18.0 million New Uniti Warrants with an estimated fair value of $127.4 million, and (iv) cash consideration of $429.0 million, offset by $185.9 million related to the settlement of pre-existing relationships between Uniti and Windstream,. The New Uniti Preferred Stock and New Uniti Warrants have been recognized as equity instruments upon consummation of the Transactions.

The adjustments related to the estimated total merger consideration include the following, as described in Note 2:

(in thousands)
Estimated fair value of New Uniti Common Stock to be issued
Common stock	$9
Additional paid-in capital	638,988
Estimated fair value of New Uniti Preferred Stock to be issued
Preferred stock	1
Additional paid-in capital	506,390
Estimated fair value of New Uniti Warrants to be issued
Additional paid-in capital	127,364
Estimated cash consideration
Cash (1)	(243,110)

(1)	The effective settlement of pre-existing relationships between Uniti and Windstream are recognized and accounted for separately from the Merger. For the purposes of preparing the pro forma financial information, it is assumed that the amounts related to the effective settlement of pre-existing relationships, which are not part of the Merger consideration transferred for Windstream, will be settled in cash. Accordingly, the estimated cash consideration of $429.0 million is reduced by $185.9 million related to the settlement. Refer to Note 7 for further details.

E.	Represents the fair value adjustment of $445.9 million to Windstream’s property, plant, and equipment in connection with the application of the acquisition method of accounting, as discussed in Note 2 above.

F.	Represents the fair value adjustment of $751.3 million to Windstream’s intangible assets in connection with the application of the acquisition method of accounting, as discussed in Note 2 above.

G.	Represents the fair value adjustment of $37.1 million to Windstream’s debt assumed in connection with the application of the acquisition method of accounting, as discussed in Note 2 above. This includes the elimination of historical Windstream's unamortized debt issuance costs and discount balances associated with the assumed Windstream debt. The fair value adjustments included adjustments to current debt, long-term debt, and unamortized debt issuance costs capitalized in assets.

H.	Represents the adjustment of $1.7 million to Windstream’s operating right-of-use assets in connection with the application of the acquisition method of accounting, as discussed in Note 2 above.

I.	Represents the elimination of $104.0 million of Windstream’s historical deferred commissions and deferred costs to fulfill in connection with the application of the acquisition method of accounting.

J.	Represents the preliminary estimate of goodwill of $332.4 million. The adjustment to goodwill reflects the excess of consideration transferred, as discussed in Note 6D, over the assets acquired and liabilities assumed of Windstream based upon preliminary estimated fair values. The preliminary estimate of goodwill is directly affected by the related pro forma adjustments discussed in Note 6E – 6I, 6K and 6L.

K.	Represents the deferred tax impact of $136.6 million associated with the adjustments to Windstream assumed net assets including incremental differences in book and tax basis created from the preliminary purchase price allocation resulting from the step up in fair value of Windstream net assets. The deferred tax balance is offset by the netting of Uniti historical deferred tax asset. Deferred taxes are determined using a blended statutory tax rate based on jurisdictions where income is generated. The effective tax rate of the combined company following the Transactions could be significantly different depending on post-acquisition activities, including the geographical mix of income. This determination is preliminary and subject to change based upon the final determination of the fair value on the date of Closing.

L.	Represents the elimination of $1,083.2 million of Windstream’s historical equity balances, adjusted for Windstream’s estimated to-be incurred transaction costs, as discussed in Note 6C above.

M.	Represents the exchange of Uniti Common Stock for New Uniti Common Stock.

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Income

The pro forma adjustments included in the unaudited pro forma condensed statements of income for the six months ended June 30, 2024 and year ended December 31, 2023 are as follows:

AA.	Represents the adjustment to remove allocation of historical net income attributed to noncontrolling interest and to remove dividends declared on Uniti’s historical convertible preferred stock as part of the pre-Closing Uniti restructuring, as described in Note 6A above.

BB.	Represents the total estimated to-be incurred transaction costs for Uniti to be recognized in the statement of income for the year ended December 31, 2023, as discussed in Note 6B above. This is a non-recurring item.

CC.	Represents an adjustment to depreciation expense related to property, plant and equipment acquired, as described in Note 6E above, based on the estimated useful lives.

DD.	Represents an adjustment to amortization expense related to intangible assets acquired, as described in Note 6F above, based on the estimated useful lives.

EE.	Represents an adjustment to interest expense recorded to amortize the fair value adjustment to assumed debt, as described in Note 6G above, over the remaining life of the debt instruments.

FF.	Represents an adjustment to operating lease expense as a result of the adjustment to assumed right-of-use asset, as described in Note 6H above.

GG.	Represents the reversal of historical amortization expense related to the elimination of deferred commission and deferred costs to fulfill, as discussed in Note 6I above, which do not qualify for separate asset recognition by Uniti. The fair value of the customer relationship asset and related amortization expense contemplate the value of the acquired contracts, as described in Note 6F and Note 6DD above, respectively.

HH.	Represents the recognition of stock-based compensation expense related to the Uniti Special Restricted Stock Awards issued as part of the Special Equity Grants. Fair value of Uniti Special Restricted Stock Awards is estimated using the Uniti Common Stock price as of the grant date.

II.	Represents the allocation of net income attributable to participating securities. Uniti Restricted Stock Awards are considered participating securities as they receive non-forfeitable rights to dividends at the same rate as Uniti Common Stock.

JJ.	Represents the dividends accumulated plus accretion of the carrying value on New Uniti Preferred Stock, in accordance with the underlying terms.

KK.	Represents the income statement impact to tax from the adjustments. A blended statutory tax rate of 25% was utilized for all adjustments. The blended statutory tax rate is based on the jurisdictions in which the assets are located and is not necessarily indicative of the effective tax rate of New Uniti following the Transactions, which could be significantly different depending on post-acquisition activities, including the geographical mix of income.

Note 7. Settlement of Pre-Existing Relationships Adjustments

As discussed in Note 1, prior to the contemplated Transactions, Uniti and Windstream had several pre-existing relationships, which primarily relate to (i) the Windstream Leases, (ii) the Asset Purchase Agreement, (iii) the Settlement Agreement, and (iv) various other leasing and supplier arrangements between Uniti and Windstream.

The Transactions in effect settles the pre-existing relationships between Uniti and Windstream. In accordance with ASC 805, Uniti would recognize a gain or loss, measured as the lower of the amount by which the contract is favorable or unfavorable from the perspective of Uniti or the amount of the stated settlement provisions, offset by any previously recognized amounts.

The settlement amounts and related gain or loss for the effective settlement of pre-existing relationships between Uniti and Windstream as of June 30, 2024 are as follows:

in thousands	Estimated settlement (4)	Previously recognized net assets (liabilities)	Net gain (loss) (5)
Windstream Leases (1)	$-	$(845,272)	$845,272
Asset Purchase Agreement (2)	(64,000)	(148,091)	84,091
Settlement Agreement (3)	(118,232)	(118,232)	-
Other leasing and supplier agreements (3)	(3,658)	(3,658)	-
Total	$(185,890)	$(1,115,253)	$929,363

(1)	The Windstream Leases have no stated settlement terms, and the contracts are not cancelable. Further, the Windstream Leases were deemed at-market.
(2)	The estimated settlement for the Asset Purchase Agreement is measured at the amount by which the contract is unfavorable from the perspective of Uniti based on the estimated remaining value of the upfront payment of the indefeasible right of use contract.
(3)	The Settlement Agreement and other leasing and supplier agreements were assessed to be at-market and the estimated settlement amounts were determined to be materially consistent with the previously recorded amounts.
(4)	Represents the amounts related to the effective settlement of pre-existing relationships, which are not part of the Merger consideration transferred for Windstream. For the purposes of preparing the pro forma financial information, it is assumed that the amounts related to the effective settlement of pre-existing relationships will be settled in cash. Accordingly, the total estimated settlement amount reduces the estimated cash consideration as discussed in Note 6D.
(5)	The net gain is reflected in the unaudited pro forma condensed combined statement of income for the year ended December 31, 2023. This is a non-recurring item.

Uniti’s previously recognized amounts related to the pre-existing relationship balances with Windstream is $1,115.3 million. Presented below are adjustments to eliminate the previously recognized amounts from the respective financial statement line items on Uniti’s historical balance sheet as of June 30, 2024:

in thousands	Windstream Leases	Asset Purchase Agreement	Settlement Agreement	Other leasing and supplier agreements	Total
Accounts receivable, net	$-	$(3,245)	$-	$(768)	$(4,013)
Other current assets	4,784	-	-	(140)	4,644
Operating lease right-of-use assets, net	-	-	-	(13,151)	(13,151)
Other assets, net	(94,637)	-	-	(845)	(95,482)
Total Assets	(89,853)	(3,245)	-	(14,904)	(108,002)
Accounts payable	-	-	-	(249)	(249)
Current portion of operating lease liabilities	-	-	-	(252)	(252)
Deferred Revenue	(48,833)	(1,616)	-	(622)	(51,071)
Other current liabilities	-	(6,720)	-	(609)	(7,329)
Long-term deferred revenue	(886,292)	-	-	(8,355)	(894,647)
Intangible Liability	-	(143,000)	-	-	(143,000)
Settlement payable	-	-	(118,232)	-	(118,232)
Operating lease liability	-	-	-	(8,475)	(8,475)
Total Liabilities	(935,125)	(151,336)	(118,232)	(18,562)	(1,223,255)
Net assets (liabilities)	$(845,272)	$(148,091)	$(118,232)	$(3,658)	$(1,115,253)

Presented below are adjustments to eliminate previously recognized amounts on Uniti’s historical statement of income for the six months ended June 30, 2024 related to the pre-existing relationship balances with Windstream:

in thousands	Windstream Leases	Asset Purchase Agreement	Settlement Agreement	Other leasing and supplier agreements	Total
Service and other revenues	$(395,783)	$(7,614)	$-	$(2,171)	$(405,568)
Cost of services and other revenues	-	-	-	(4,727)	(4,727)
Interest expense, net	-	-	(3,660)	-	(3,660)

Presented below are adjustments to eliminate previously recognized amounts on Uniti’s historical statement of income for the year ended December 31, 2023 related to the pre-existing relationship balances with Windstream:

in thousands	Windstream Leases	Asset Purchase Agreement	Settlement Agreement	Other leasing and supplier agreements	Total
Service and other revenues	$(774,511)	$(12,410)	$-	$(4,489)	$(791,410)
Cost of services and other revenues	-	-	-	(7,734)	(7,734)
General and administrative expense	-	-	-	(161)	(161)
Interest expense, net	-	-	(10,506)	-	(10,506)
Other (expense) income, net (1)	845,272	84,091	-	-	929,363

(1) Represents the net gain calculated on the settlement of pre-existing relationships which is reflected in the unaudited pro forma condensed combined statement of income for the year ended December 31, 2023. This is a non-recurring item.

Refer to Note 4 for the elimination of previously recognized amounts on Windstream’s historical balance sheet and statements of income related to the pre-existing relationship balances with Uniti.

Note 8. Financing Adjustments

As described above, on May 17, 2024, Uniti issued $300.0 million aggregate principal amount of new 10.50% secured notes due 2028 and intends to use the proceeds to fund a portion of the Closing Cash Payment. For the purposes of the pro forma financial information, it is assumed that Uniti will fund a portion of the Closing Cash Payment by borrowing on its Revolving Credit Facility in the amount of $220.0 million. The following financing adjustments were made to the unaudited pro forma condensed combined financial statements:

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

A.	Represents proceeds from Uniti’s assumed draw of $220.0 million on its Revolving Credit Facility due 2027 to fund a portion of the Closing Cash Payment.

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Income

AA.	Represents estimated interest expense on Uniti’s assumed $220.0 million draw on the Revolving Credit facility due 2027. The interest rate assumed for the purposes of preparing this pro forma financial information is 9.471%, which represents the 1-month Term SOFR reference rate as of August 27, 2024, plus a margin per the terms of the Revolving Credit Facility.

As the Revolving Credit Facility is variable rate, a change of 12.5 basis points to the interest rate would change interest expense by approximately +/- $0.1 million for the six months ended June 30, 2024 and +/- $0.3 million for the year ended December 31, 2023.

BB.	Represents estimated interest expense on Uniti’s $300.0 million new secured notes due 2028, based on the stated interest rate of 10.5%, including the amortization of debt issuance costs and premium.

Note 9. Earnings (Loss) per Share

A.	As a result of the Merger, each issued and outstanding share of Uniti Common Stock will be converted into a number of shares of New Uniti Common Stock equal to the Exchange Ratio, which is calculated to be approximately 0.6197 as of July 25, 2024. Accordingly, each outstanding share of Uniti Common Stock at the Effective Time would be converted into approximately 0.6197 shares of New Uniti Common Stock, resulting in a reverse stock split to Uniti shareholders.

The table below gives pro forma effect of this reverse stock split to Uniti’s historical earnings (loss) per share (“EPS”) information by retroactively applying the Exchange Ratio to Uniti’s historical weighted average shares outstanding:

in thousands, except per share data
Numerator:	For the six months ended June 30, 2024	For the year ended December 31, 2023
Historical Uniti net income (loss) attributable to common shares	58,438	(82,940)

Denominator:
Historical Uniti weighted average shares outstanding	237,121	236,401

Exchange Ratio*	0.6197	0.6197

Pro forma Uniti weighted average shares outstanding (converted to New Uniti Common Stock)	146,944	146,498

Pro forma net income per share attributable to common stock:
Basic	$0.40	$(0.57)
Diluted	$0.40	$(0.57)

* The Exchange Ratio, as defined in the Merger Agreement, is calculated as of July 25, 2024 and is subject to adjustments based on shares outstanding at the Closing.

B.	Represents pro forma EPS calculated using the Uniti historical weighted average shares outstanding and the issuance of additional shares in connection with the Transactions. As the Transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the shares issuable relating to the Merger and other Transactions have been outstanding for the entire periods presented.

in thousands, except per share data
Basic - Numerator:	For the six months ended June 30, 2024	For the year ended December 31, 2023
Pro forma net income attributable to common shares	123,499	487,608
Total	$123,499	$487,608
Basic - Denominator:
Historical Uniti weighted average shares outstanding (basic) (converted to New Uniti Common Stock) (1)	146,944	146,498
Shares issued to historical Uniti operating unit holders pursuant to the pre-Closing Uniti restructuring	23	23
Shares of New Uniti Common Stock to be issued to Windstream equityholders	89,997	89,997
New Uniti Warrants to be issued per the Merger Agreement (2)	17,963	17,963
Weighted average shares of Special Restricted Stock Awards vested into New Uniti Common Stock	788	201
Total	255,715	254,682
Diluted - Numerator:
Pro forma net income attributable to common shares	123,499	487,608
Plus: adjustment for participating securities' share in earnings	(473)	1,159
Plus: adjustment for New Uniti Preferred Stock dividends (5)	-	69,888
Plus: adjustment for assumed conversion of historical Uniti 2027 convertible notes and exchangeable notes	13,900	23,090
Total	$136,926	$581,745
Diluted - Denominator: (3)
Historical Uniti weighted average shares outstanding (diluted) (converted to New Uniti Common Stock) (1)(4)	180,451	179,776
Shares issued to historical Uniti operating unit holders pursuant to the pre-Closing Uniti restructuring	23	23
Shares of New Uniti Common Stock to be issued to Windstream equityholders	89,997	89,997
New Uniti Warrants to be issued per the Merger Agreement	17,963	17,963
Additional shares from assumed conversion of New Uniti Preferred Stock to be issued per the Merger Agreement (converted to New Uniti Common Stock) (5)	-	80,984
Weighted average shares of Special Restricted Stock Awards vested into New Uniti Common Stock	788	201
Total	289,222	368,944
Pro forma net income per share attributable to common stock:
Basic	$0.48	$1.91
Diluted (6)	$0.47	$1.58

(1)	Historical Uniti weighted average shares outstanding are converted into New Uniti Common Stock by applying the Exchange Ratio. Refer to Note 9A for discussions on the pro forma effect of the reverse stock split and impact to Uniti’s historical earnings (loss) per common share.
(2)	In accordance with ASC Topic 260, Earnings Per Share, shares issuable for little to no consideration should be included in the number of outstanding shares used for basic EPS. The New Uniti Warrants, which are considered participating securities, are penny warrants and therefore are included in the denominator of basic EPS.
(3)	To determine the dilutive impact, Uniti applied the if-converted method for Uniti’s historical exchangeable notes and 2027 convertible notes and the New Uniti Preferred Stock, and applied the two-class method for the participating Uniti Special Restricted Stock Awards as it was more dilutive than the treasury stock method.
(4)	For the year ended December 31, 2023, the historical Uniti weighted average shares outstanding was further adjusted to include the dilutive effect of Uniti’s historical exchangeable notes and 2027 convertible notes. The potential common shares related to Uniti’s historical exchangeable notes and 2027 convertible notes were historically excluded from the computation of earnings per share as their effect would have been antidilutive.
(5)	For the six months ended June 30, 2024, New Uniti Preferred Stock to be issued per the Merger Agreement, which is redeemable for New Uniti Common Stock, was excluded from the computation of diluted EPS as the effect would have been anti-dilutive. For the year ended December 31, 2023, New Uniti Preferred Stock was included in the computation of diluted EPS as the effect was dilutive.
(6)	For the six months ended June 30, 2024, there were no antidilutive securities excluded from the computation of diluted EPS other than the New Uniti Preferred Stock described above. For the year ended December 31, 2023, there were no antidilutive securities which were excluded from diluted EPS.

Windstream Holdings II, LLC

Unaudited Condensed Consolidated Financial Statements

For the period ended June 30, 2024

Windstream Holdings II, LLC

WINDSTREAM HOLDINGS II, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Millions, except per unit amounts)	2024	2023	2024	2023
Revenues and sales:
Service revenues	$915.7	$980.0	$1,892.4	$1,999.4
Sales revenues	10.6	10.9	34.5	18.8
Total revenues and sales	926.3	990.9	1,926.9	2,018.2
Costs and expenses:
Cost of services (exclusive of depreciation and amortization included below)	574.6	616.5	1,164.7	1,253.4
Cost of sales	8.7	11.2	25.1	21.0
Selling, general and administrative	173.5	181.0	351.7	364.4
Depreciation and amortization	200.8	199.5	408.5	395.2
Net gain on asset retirements and dispositions	(9.7)	(5.2)	(31.4)	(5.6)
Gain on sale of operating assets	—	—	(103.2)	—
Total costs and expenses	947.9	1,003.0	1,815.4	2,028.4
Operating (loss) income	(21.6)	(12.1)	111.5	(10.2)
Other income (expense), net	0.8	(0.1)	1.5	—
Interest expense	(52.8)	(52.6)	(106.4)	(104.3)
(Loss) income before income taxes	(73.6)	(64.8)	6.6	(114.5)
Income tax benefit (expense)	13.7	15.1	(6.8)	26.6
Net loss	$(59.9)	$(49.7)	$(0.2)	$(87.9)
Loss per unit:
Basic	$(0.66)	$(0.55)	$(0.00)	$(0.98)
Diluted	$(0.66)	$(0.55)	$(0.00)	$(0.98)
Weighted average units outstanding:
Basic	90.7	90.2	90.7	90.1
Diluted	90.7	90.2	90.7	90.1

The accompanying notes are an integral part of these condensed consolidated financial statements.

WINDSTREAM HOLDINGS II, LLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Millions)	2024	2023	2024	2023
Net loss	$(59.9)	$(49.7)	$(0.2)	$(87.9)
Other comprehensive (loss) income:
Designated interest rate swaps:
Change in fair value in the period	2.2	6.7	9.1	4.9
Net unrealized gains included in interest expense	(1.7)	(3.9)	(3.4)	(8.2)
De-designated interest rate swap:
Amortization of unrealized gain	(2.0)	(1.1)	(3.9)	(1.1)
	(1.5)	1.7	1.8	(4.4)
Income tax benefit (expense)	0.4	(0.4)	(0.4)	1.1
Change in interest rate swaps	(1.1)	1.3	1.4	(3.3)
Postretirement plan:
Amounts included in net periodic benefit cost:
Amortization of net actuarial gains	(0.2)	(0.2)	(0.4)	(0.4)
Amortization of prior service credits	(0.2)	(0.2)	(0.4)	(0.4)
	(0.4)	(0.4)	(0.8)	(0.8)
Income tax benefit	0.1	0.1	0.2	0.2
Change in postretirement plan	(0.3)	(0.3)	(0.6)	(0.6)
Other comprehensive (loss) income	(1.4)	1.0	0.8	(3.9)
Comprehensive (loss) income	$(61.3)	$(48.7)	$0.6	$(91.8)

The accompanying notes are an integral part of these condensed consolidated financial statements.

WINDSTREAM HOLDINGS II, LLC

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Millions, except number of common units)	June 30, 2024	December 31, 2023
Assets
Current Assets:
Cash and cash equivalents	$96.4	$44.9
Restricted cash	5.3	5.3
Accounts receivable, net of allowance for credit losses of $22.4 and $22.9, respectively	335.5	352.6
Inventories	168.6	186.2
Prepaid expenses	146.7	144.7
Other current assets	186.8	88.2
Total current assets	939.3	821.9
Intangible assets, net	263.0	246.0
Property, plant and equipment, net	3,795.4	3,924.2
Operating lease right-of-use assets	3,511.9	3,686.3
Other assets	91.0	93.3
Total Assets	$8,600.6	$8,771.7
Liabilities and Equity
Current Liabilities:
Current portion of long-term debt	$7.5	$7.5
Current portion of operating lease obligations	478.2	456.3
Accounts payable	153.2	242.7
Advance payments	142.7	164.2
Accrued taxes	64.4	58.3
Accrued interest	41.9	42.7
Other current liabilities	356.6	306.0
Total current liabilities	1,244.5	1,277.7
Long-term debt	2,319.3	2,319.0
Long-term operating lease obligations	3,294.6	3,455.2
Deferred income taxes	195.7	197.8
Other liabilities	418.6	380.2
Total liabilities	7,472.7	7,629.9
Commitments and Contingencies (See Note 13)
Equity:
Common units, 90,705,184 and 90,562,074 issued and outstanding, respectively	1,463.0	1,463.0
Additional paid-in-capital	8.3	22.8
Accumulated other comprehensive income	19.7	18.9
Accumulated deficit	(363.1)	(362.9)
Total equity	1,127.9	1,141.8
Total Liabilities and Equity	$8,600.6	$8,771.7

The accompanying notes are an integral part of these condensed consolidated financial statements.

WINDSTREAM HOLDINGS II, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six Months Ended June 30,
(Millions)	2024	2023
Cash Flows from Operating Activities:
Net loss	$(0.2)	$(87.9)
Adjustments to reconcile net loss to net cash provided from operations:
Depreciation and amortization	408.5	395.2
Gain on sale of operating assets	(103.2)	—
Net gain on asset retirements and dispositions	(31.4)	(5.6)
Provision for estimated credit losses	24.5	23.7
Deferred income taxes	(2.3)	(28.1)
Other, net	6.1	9.4
Changes in operating assets and liabilities, net
Accounts receivable	(7.3)	35.0
Inventories	17.6	11.9
Prepaid expenses	(2.0)	(25.7)
Other current assets	(84.0)	2.4
Other assets	(2.0)	6.9
Accounts payable	(70.6)	3.1
Advance payments	(21.5)	4.4
Accrued interest	(0.7)	(1.4)
Accrued taxes	6.1	(9.6)
Other current liabilities	34.7	(27.4)
Other liabilities	7.2	8.0
Operating lease assets and lease obligations	35.7	29.1
Other, net	7.8	(0.7)
Net cash provided from operating activities	223.0	342.7
Cash Flows from Investing Activities:
Capital expenditures	(450.0)	(554.1)
Uniti funding of growth capital expenditures	196.7	158.7
Capital expenditures funded by government grants	(56.0)	(29.8)
Grant funds received for broadband expansion	33.5	2.7
Proceeds from sale of operating assets	103.5	—
Proceeds from liquidation of non-marketable investment	9.2	—
Other, net	3.6	7.0
Net cash used in investing activities	(159.5)	(415.5)
Cash Flows from Financing Activities:
Proceeds of debt issuances	215.0	240.0
Repayments of debt	(218.7)	(243.7)
Payments under finance leases	(5.5)	(6.5)
Other, net	(2.8)	(0.3)
Net cash used in financing activities	(12.0)	(10.5)
Net increase (decrease) in cash, cash equivalents and restricted cash	51.5	(83.3)
Cash, Cash Equivalents and Restricted Cash:
Beginning of period	50.2	117.9
End of period	$101.7	$34.6
Supplemental Cash Flow Disclosures:
Interest paid, net of interest capitalized	$103.1	$105.0
Income taxes paid, net	$4.6	$9.7
Right-of-use assets obtained in exchange for operating lease obligations	$77.6	$95.6
Change in accounts payable and other current liabilities for purchases of property and equipment	$19.9	$9.7

The accompanying notes are an integral part of these condensed consolidated financial statements.

WINDSTREAM HOLDINGS II, LLC

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY (UNAUDITED)

(Millions)	Equity Units	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance at December 31, 2023	$1,463.0	$22.8	$18.9	$(362.9)	$1,141.8
Net income	—	—	—	59.7	59.7
Other comprehensive income, net of tax:
Change in postretirement plan	—	—	(0.3)	—	(0.3)
Change in designated interest rate swaps	—	—	4.0	—	4.0
Amortization of net gains on de-designated interest rate swap	—	—	(1.5)	—	(1.5)
Comprehensive income	—	—	2.2	59.7	61.9
Equity-based compensation	—	1.4	—	—	1.4
Taxes withheld on vested and settled restricted common units	—	(0.5)	—	—	(0.5)
Balance at March 31, 2024	$1,463.0	$23.7	$21.1	$(303.2)	$1,204.6
Net loss	—	—	—	(59.9)	(59.9)
Other comprehensive loss, net of tax:
Change in postretirement plan	—	—	(0.3)	—	(0.3)
Change in designated interest rate swaps	—	—	0.4	—	0.4
Amortization of unrealized gain on de-designated interest rate swap	—	—	(1.5)	—	(1.5)
Comprehensive loss	—	—	(1.4)	(59.9)	(61.3)
Reclassification of equity awards	—	(15.6)	—	—	(15.6)
Equity-based compensation	—	0.5	—	—	0.5
Taxes withheld on vested and settled restricted common units	—	(0.3)	—	—	(0.3)
Balance at June 30, 2024	$1,463.0	$8.3	$19.7	$(363.1)	$1,127.9

(Millions)	Equity Units	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance at December 31, 2022	$1,463.0	$13.6	$34.8	$(153.1)	$1,358.3
Net loss	—	—	—	(38.2)	(38.2)
Other comprehensive loss, net of tax:
Change in postretirement plan	—	—	(0.3)	—	(0.3)
Change in designated interest rate swaps	—	—	(4.6)	—	(4.6)
Comprehensive loss	—	—	(4.9)	(38.2)	(43.1)
Equity-based compensation	—	1.6	—	—	1.6
Balance at March 31, 2023	$1,463.0	$15.2	$29.9	$(191.3)	$1,316.8
Net loss	—	—	—	(49.7)	(49.7)
Other comprehensive income (loss), net of tax:
Change in postretirement plan	—	—	(0.3)	—	(0.3)
Change in designated interest rate swaps	—	—	2.1	—	2.1
Amortization of net gains on de-designated interest rate swap	—	—	(0.8)	—	(0.8)
Comprehensive income (loss)	—	—	1.0	(49.7)	(48.7)
Equity-based compensation	—	1.6	—	—	1.6
Balance at June 30, 2023	$1,463.0	$16.8	$30.9	$(241.0)	$1,269.7

The accompanying notes are an integral part of these condensed consolidated financial statements.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Preparation of Interim Financial Statements:

Organizational Structure – Windstream Holdings II, LLC (“Holdings”), a Delaware limited liability company, together with its consolidated subsidiaries, (collectively, “Windstream”, “the Company,” “we,” or “our”), is a privately held company with no publicly registered debt or equity securities. Windstream Services, LLC (“Services” or the “Borrower”) is a wholly owned subsidiary of Holdings.

Foreign Ownership and Equity Interests – At its emergence from bankruptcy in September 2020, the Company issued 90.0 million equity units, consisting of approximately 15.6 million common units and approximately 74.4 million special warrants to purchase common units to holders of allowed first lien claims and participants in a $750.0 million rights offering. On June 2, 2023, the Federal Communications Commission (“FCC”) issued a final order approving the Company’s Petition for Declaratory Ruling regarding foreign equity and ownership interests of the Company. Issuance of this order triggered the automatic exchange of special warrants issued to certain equity holders for common units or limited rights common units in a one-to-one exchange. As a result of the FCC order, approximately 74.4 million special warrants became null, void and worthless as of June 9, 2023, the effective date of the exchange. Following the exchange, the Company had approximately 90.2 million common units issued and outstanding. There were no material impacts to the ownership structure or governance of the Company as a result of the exchange.

Description of Business – Windstream’s quality-first approach connects customers to new opportunities and possibilities by leveraging its nationwide network to deliver a full suite of advanced communications services. We provide fiber-based broadband to residential and small business customers in 18 states, managed cloud communications and security services for large enterprises and government entities across the United States of America (“U.S.”), and tailored waves and transport solutions for carriers, content providers and large cloud computing and storage service providers in the U.S. and Canada. Our operations are organized into three business segments: Kinetic, Enterprise and Wholesale. The Kinetic segment serves consumer and small business customers in markets in which we are the incumbent local exchange carrier (“ILEC”) and provides services over network facilities operated by us. In addition to large business and wholesale customers with the majority of their service locations residing in ILEC markets, the Enterprise and Wholesale segments also serve customers in markets in which we are a competitive local exchange carrier (“CLEC”) and provide services over network facilities primarily leased from other carriers.

Basis of Presentation – The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions have been eliminated, as applicable. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) have been condensed or omitted consistent with the interim reporting requirements of a public business entity and the Company’s debt agreements. The accompanying condensed consolidated balance sheet as of December 31, 2023 was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. In the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair statement of the Company’s results of operations for, and financial condition as of the end of, the interim periods have been made in the preparation of the accompanying unaudited condensed consolidated financial statements. The results for the interim periods are not necessarily indicative of results for the full year. For a more complete discussion of significant accounting policies and certain other information, this report should be read in conjunction with the Company’s 2023 annual audited financial statements issued on July 28, 2024.

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying unaudited condensed consolidated financial statements are based upon management’s evaluation of the relevant facts and circumstances as of the date of the condensed consolidated financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying unaudited condensed consolidated financial statements, and such differences could be material.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Preparation of Interim Financial Statements, Continued:

Lessor Arrangements – Certain service offerings to customers include equipment leases. The Company also leases its network facilities to other service providers and enters into arrangements with third parties to lease unused or underutilized portions of its network. These leases meet the criteria for operating lease classification. Operating lease income was $36.4 million and $73.0 million for the three and six-month periods ended June 30, 2024, as compared to $33.8 million and $67.1 million for the three and six-month periods ended June 30, 2023, respectively, and is included in service revenues in the condensed consolidated statements of operations.

Periodically, the Company enters into indefeasible right of use (“IRU”) arrangements that grant exclusive access to and unrestricted use of specific dark fiber assets and for which the terms of the arrangements are for a major part of the assets’ remaining economic life. These IRU arrangements meet the criteria for sales-type lease classification. During the first quarter of 2024, the Company recognized sales revenue of $16.0 million, cost of sales of $7.6 million and gross profit of $8.4 million related to two IRU arrangements. While the Company entered into an IRU arrangement in the second quarter of 2024 and 2023, the effects of these sales-type lease transactions were immaterial to the Company’s reported results of operations for those periods. The Company did not enter into any sales-type lease arrangements during the first quarter of 2023.

Gain on Sale of Operating Assets – In March 2024, the Company sold certain of its unused IPv4 addresses for $104.3 million and received $103.5 million in cash, net of broker fees. Including other transaction-related expenses, the Company recognized a pretax gain of $103.2 million from the sale.

Net Gain on Asset Retirements and Dispositions – In conjunction with the Company’s ongoing initiatives to migrate substantially all of its CLEC customers from time-division multiplexing (“TDM”) network equipment to newer technologies, replace existing ILEC copper cable with fiber optic cable, and reduce the number of leased colocation sites, the Company retired certain property, plant and equipment, primarily consisting of TDM equipment and copper cable. Upon retirement, the Company wrote-off the remaining net book value of the related assets and recorded pretax losses totaling $4.5 million and $6.3 million for the three and six-month periods ended June 30, 2024, respectively, as compared to $4.4 million and $8.3 million for the three and six-month periods ended June 30, 2023, respectively. The Company also realized aggregate pretax net gains from the disposal of vehicles and other assets of $0.3 million for the three-month period ended June 30, 2024, while on an aggregate basis, gains from the disposal of vehicles and other assets netted to zero during the six-month period ended June 30, 2024. Comparatively, the Company realized aggregate pretax net gains from the disposal of vehicles and other assets of $0.7 million and $1.4 million for the three and six-month periods ended June 30, 2023, respectively.

Windstream has received and expects to receive funds for capital expenditures to expand the availability and affordability of residential broadband service via direct grants or through the formation of public private partnerships. These funds are accounted for as a reduction of the gross cost of the related capital expenditures. Under the master lease agreements, Uniti Group, Inc. (“Uniti”) reimburses Windstream for growth capital improvements (“GCIs”) on a gross basis. GCIs initially funded by Windstream and for which reimbursement from Uniti has been requested, but not yet received are reflected as tenant capital improvements (“TCIs”) in property, plant and equipment, net and become the property of Uniti when placed in service. When reimbursements for GCIs are received from Uniti, the related TCIs are derecognized and become leased assets under the master lease agreements. Differences in the amount of the GCI reimbursements and the carrying value of the TCIs are recognized as gains. During the three and six-month periods ended June 30, 2024, the Company recorded pretax gains related to GCI reimbursements that exceeded the carrying value of TCIs at the time of reimbursement of $14.5 million and $37.7 million, respectively, as compared to $8.9 million and $12.5 million for the three and six-month periods ended June 30, 2023, respectively.

Provision for Income Taxes – During the three and six-month periods ended June 30, 2024, the Company recognized an income tax benefit of $13.7 million and income tax expense of $6.8 million, respectively, as compared to income tax benefits of $15.1 million and $26.6 million for the same periods in 2023. The income tax benefit recorded in the three-month period of 2024 attributable to the pretax loss was partially offset by discrete tax expense of $3.7 million for nondeductible transaction costs associated with the merger with Uniti. The income tax expense recorded in the six-month period of 2024 included discrete tax expense of $25.6 million related to the sale of the IPv4 addresses. Comparatively, the income tax benefit recorded in the three and six-month periods of 2023 reflected the loss before taxes in each period. Inclusive of the discrete items, the Company’s effective tax rate was 18.6 percent and 103.0 percent for the three and six-month periods ended June 30, 2024, respectively, as compared to 23.3 percent and 23.2 percent for the same periods in 2023.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Preparation of Interim Financial Statements, Continued:

Recently Issued Authoritative Guidance

Segment Reporting – In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires that a public entity disclose, on an interim and annual basis, significant segment expense categories and amounts that are regularly provided to its chief operating decision maker (“CODM”) and included in each reported measure of segment profit or loss. An entity must also disclose, by reportable segment, the amount and composition of other expenses. The standard also requires an entity to disclose the title and position of its CODM and explain how the CODM uses the reported measures in assessing segment performance and determining how to allocate resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods in fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments in ASU 2023-07 are to be applied on a retrospective basis. The Company is currently in the process of evaluating the impacts of this guidance to its segment disclosures included within its consolidated financial statements.

Income Taxes – In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures (“ASU 2023-09”). The standard intends to improve transparency about income tax information primarily through changes to the tax rate reconciliation and income taxes paid disclosures. ASU 2023-09 will require entities on an annual basis to disclose a tabular rate reconciliation using both percentages and dollar amounts that includes specific categories of reconciling items and to provide additional information for reconciling items that meet a specified quantitative threshold. ASU 2023-09 also requires entities to disclose on an annual basis the amount of income taxes paid (net of refunds received) disaggregated by federal, state and foreign jurisdictions and for individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, which is January 1, 2025 for the Company, with early adoption permitted. The amendments in ASU 2023-09 are to be applied on a prospective basis, although retrospective application is permitted. The Company is currently in the process of evaluating the impacts of this guidance to the income tax disclosures included within its condensed consolidated financial statements.

2. Intangible Assets, Net:

Indefinite-lived intangible assets were as follows as of June 30:

(Millions)	June 30, 2024	December 31, 2023
FCC Spectrum licenses	$78.9	$78.9

The Company acquired wireless spectrum licenses in the 3.5, 24, 28 and 37 GHz bands in auctions conducted by the FCC during 2020 and 2019 for $78.9 million. The spectrum licenses have an initial term of 10 years and are subject to renewal by the FCC. Currently, there are no legal, regulatory, contractual, competitive, economic or other factors that would limit the useful life of the spectrum, and therefore, the licenses are considered indefinite-lived intangible assets. As of June 30, 2024, the weighted average remaining renewal period for the acquired spectrum licenses was 6.6 years.

The gross carrying amount and accumulated amortization of finite-lived intangible assets by major category were as follows:

	June 30, 2024			December 31, 2023
(Millions)	Gross Cost	Accumulated Amortization	Net Carrying Value	Gross Cost	Accumulated Amortization	Net Carrying Value
Customer relationships	$402.5	$(387.3)	$15.2	$402.5	$(365.8)	$36.7
Trade names	154.0	(29.1)	124.9	154.0	(25.2)	128.8
Right-of-way (a)	42.8	(0.4)	42.4	—	—	—
Product names	2.5	(0.9)	1.6	2.5	(0.9)	1.6
Total	$601.8	$(417.7)	$184.1	$559.0	$(391.9)	$167.1

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Intangible Assets, Net, Continued:

(a)	On March 27, 2024, the Company executed an amended non-exclusive right of way agreement for the period May 31, 2024 to December 31, 2034. Under terms of the amended agreement, Windstream will pay a total of $74.1 million payable on an annual basis escalating from $1.6 million in 2024 to $9.2 million in 2034. Accordingly, as of May 31, 2024, the Company recognized a right-of-way intangible asset and a related contractual liability of $42.8 million equal to the present value of the total future annual payments due under the agreement.

The amortization methodology and useful lives for finite-lived intangible assets were as follows:

Intangible Assets	Amortization Methodology	Estimated Useful Life
Customer relationships	sum of years digits	4 - 5 years
Trade names	straight-line	20 years
Right-of-way	straight-line	10.6 years
Product names	straight-line	10 years

Amortization expense for intangible assets subject to amortization was $13.1 million and $25.8 million for the three and six-month periods ended June 30, 2024, as compared to $22.1 million and $44.2 million for the three and six-month periods ended June 30, 2023, respectively.

Amortization expense for intangible assets subject to amortization was estimated to be as follows for each of the years ended June 30:

Year	(Millions)
2024 (excluding the six-months ended June 30, 2024)	$17.1
2025	16.1
2026	12.0
2027	12.0
2028	12.0
Thereafter	114.9
Total	$184.1

3. Debt:

Debt was as follows:

(Millions)	June 30, 2024	December 31, 2023
Issued by Services:
Super senior incremental term loan - variable rate, due February 23, 2027	$250.0	$250.0
Senior secured term loan facility - variable rate, due September 21, 2027	707.8	711.6
Senior first lien notes - 7.750%, due August 15, 2028 (a)	1,400.0	1,400.0
Senior secured revolving credit facility - variable rate, due January 23, 2027	—	—
Unamortized discount on long-term debt (b)	(28.7)	(32.4)
Unamortized debt issuance costs (b)	(2.3)	(2.7)
	2,326.8	2,326.5
Less current portion	(7.5)	(7.5)
Total long-term debt	$2,319.3	$2,319.0

(a)	Notes were issued on August 25, 2020, by a predecessor entity. Upon emergence from bankruptcy, Services assumed all payment and other obligations related to these notes.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. Debt, Continued:

(b)            Amounts are amortized using the interest method over the life of the related debt instrument.

Credit Agreement - Pursuant to the Credit Agreement, by and between the Borrower, Holdings, JPMorgan Chase Bank, N.A., as Administrative and Collateral Agent, and Lender Parties, dated September 21, 2020 (the “Credit Agreement”), the Borrower obtained (a) a “first out” senior secured revolving credit facility in an aggregate committed amount of up to $500.0 million maturing on September 21, 2024 and (b) a senior secured first lien term loan facility (the “Term Loan”) in an aggregate principal amount of $750.0 million maturing on September 21, 2027. The proceeds of loans extended under the credit facilities may be used (i) for working capital and other general corporate purposes (ii) to pay transaction costs, professional fees and other obligations and expenses incurred in connection with the credit facilities, and (iii) for permitted acquisitions, capital expenditures and transaction costs.

In November 2022, Services executed incremental amendments to the Credit Agreement to provide for the following: (1) issuance of a new $250.0 million super senior incremental term loan (the “Incremental Term Loan”), (2) transition of the variable interest rate on the existing Term Loan from London Interbank Offering Rate (“LIBOR”) to Secured Overnight Financing Rate (“SOFR”) and (3) extension of the maturity of the senior secured revolving credit facility from September 21, 2024 to January 23, 2027. The Incremental Term Loan was issued at a discount of $12.5 million. Debt issuance costs of $3.4 million associated with the Incremental Term Loan were capitalized and are being amortized over the life of the loan. Interest rates on the Incremental Term Loan bear interest, at the option of the Borrower, at a rate equal to SOFR plus a 0.10 percent credit spread adjustment with a floor of 0.50 percent plus 4.00 percent per annum or a base rate plus 3.00 percent.

Following the transition from LIBOR, interest rates on the Term Loan bear interest, at the option of the Borrower, at a rate equal to SOFR plus a 0.10 percent credit spread adjustment with a floor of 1.00 percent plus a margin of 6.25 percent per annum or a base rate plus 5.25 percent. Previously, the Term Loan bore interest, at the option of Borrower, at a rate equal to either LIBOR plus 6.25 percent or a base rate plus 5.25 percent. The Term Loan is subject to quarterly amortization payments in an aggregate amount equal to 0.25 percent of the initial principal amount of the loan with the remaining balance payable at maturity.

The amended senior secured revolving credit facility will have $500.0 million of capacity through September 21, 2024 and $475.0 million of capacity through January 23, 2027. Loans under the amended senior secured revolving credit facility will bear interest, at the option of the Borrower, at a rate equal to SOFR plus a 0.10 percent credit spread adjustment with a floor of 1.00 percent plus a margin of 3.25 percent per annum or a base rate plus 2.25 percent subject to two step downs of 25 basis points each based on the achievement of certain first lien secured leverage ratios.

During the six months ended June 30, 2024 and 2023, Services borrowed $215.0 million and $240.0 million under the senior secured revolving credit facility and repaid all of these borrowings by the end of the periods, respectively. Considering letters of credit of $134.1 million, the amount available for borrowing under the senior secured revolving credit facility was $365.9 million as of June 30, 2024.

The variable interest rate on borrowings outstanding under the senior secured revolving credit facility ranged from 10.50 percent to 10.75 percent, and the weighted average rate on amounts outstanding was 10.74 percent for both the three and six-month periods ended June 30, 2024. Comparatively, during the three and six-month periods ended June 30, 2023, the variable interest rate on borrowings outstanding under the senior secured revolving credit facility ranged from 7.93 percent to 10.50 percent, and the weighted average rate on amounts outstanding was 9.35 percent and 9.50 percent, respectively.

The variable interest rate on the Incremental Term Loan ranged from 9.42 percent to 9.46 percent, and the weighted average rate on amounts outstanding was 9.43 percent for both the three and six-month periods ended June 30, 2024. Comparatively, during the three and six-month periods ended June 30, 2023, the variable interest rate on the Incremental Term Loan ranged from 8.42 percent to 9.25 percent, and the weighted average rate on amounts outstanding was 9.09 percent and 8.85 percent, respectively.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. Debt, Continued:

The variable interest rate on the Term Loan ranged from 11.67 percent to 11.71 percent, and the weighted average rate on amounts outstanding on the Term Loan was 11.68 percent for both the three and six-month periods ended June 30, 2024. Comparatively, during the three and six-month periods ended June 30, 2023, the variable interest rate on the Term Loan ranged from 10.67 percent to 11.50 percent, and the weighted average rate on amounts outstanding was 11.34 percent and 11.10 percent, respectively.

As further discussed in Note 3, Services has entered into two interest rate swaps to hedge a portion of its variable rate debt. As of June 30, 2024, approximately 81 percent of Services’ total long-term debt was fixed rate debt, after including the effects of the interest rate swaps.

Debt Covenants and Compliance

The amended Credit Agreement includes usual and customary negative covenants for exit loan agreements of this type, including covenants limiting Borrower and its restricted subsidiaries’ (other than certain covenants therein which are limited to subsidiary guarantors) ability to, among other things, incur additional indebtedness, create liens on assets, make investments, loans or advances, engage in mergers, consolidations, sales of assets and acquisitions, pay dividends and distributions and make payments in respect of certain material payment subordinated indebtedness, in each case subject to customary exceptions for exit loan agreements of this type. The amended Credit Agreement also includes certain customary representations and warranties, affirmative covenants and events of default, including, but not limited to, payment defaults, breaches of representations and warranties, covenant defaults, certain events under Employee Retirement Income Security Act (“ERISA”), unstayed judgments in favor of a third party involving an aggregate liability in excess of a certain threshold, change of control, specified governmental actions having a material adverse effect or condemnation or damage to a material portion of the collateral.

The terms of the Credit Agreement and indenture for the 7.750 percent senior first lien notes due August 15, 2028 (the “2028 Notes”) include customary covenants that, among other things, require the Company to maintain certain financial ratios and restrict its ability to incur additional indebtedness. These financial ratios include a maximum leverage ratio of 3.5 to 1.0 and a maximum first lien secured leverage ratio of 2.25 to 1.0. As of June 30, 2024, the Company was in compliance with all of its debt covenants.

As legally structured, the pending merger transaction with Uniti will not trigger a change in control under the amended Credit Agreement or indenture for the 2028 Notes, and accordingly, will not affect the Company’s compliance with its debt covenants (see Note 10 for further discussion of our pending merger with Uniti).

Interest Expense

Interest expense was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(Millions)	2024	2023	2024	2023
Interest expense - long-term debt	$58.3	$58.8	$118.2	$115.1
Interest expense - finance leases and other	2.8	2.4	5.2	5.1
Effect of interest rate swaps	(3.7)	(5.0)	(7.3)	(9.3)
Less capitalized interest expense	(4.6)	(3.6)	(9.7)	(6.6)
Total interest expense	$52.8	$52.6	$106.4	$104.3

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. Derivatives:

Set forth below is information related to interest rate swap agreements:

(Millions)	June 30, 2024	December 31, 2023
Designated portion, measured at fair value:
Other current assets	$11.9	$10.8
Other assets	$3.1	$5.6
Other current liabilities	$—	$0.1
Other liabilities	$1.8	$5.0
Accumulated other comprehensive income (loss)	$3.3	$(2.4)
De-designated portion, unamortized value
Accumulated other comprehensive income	$10.4	$14.3

Changes in derivative instruments were as follows for the six-month periods ended June 30:

(Millions)	2024	2023
Designated interest rate swaps:
Changes in fair value, net of tax	$6.9	$3.7
Reclassification of unrealized gains, net of tax	$(2.6)	$(7.0)
De-designated interest rate swaps:
Reclassification of unrealized gains, net of tax	$(2.9)	$—

As of June 30, 2024, the Company expects to recognize net gains of $9.3 million, net of taxes, in interest expense during the next twelve months for interest settlements related to its interest rate swap agreements.

Derivative instruments are accounted for in accordance with authoritative guidance for recognition, measurement and disclosures about derivative instruments and hedging activities, including when a derivative or other financial instrument can be designated as a hedge. This guidance requires recognition of all derivative instruments at fair value as either assets or liabilities, depending on the rights or obligations under the related contracts, and accounting for the changes in fair value based on whether the derivative has been designated as, qualifies as and is effective as a hedge. Changes in fair value of cash flow hedges are recorded as a component of other comprehensive (loss) income in the current period. In the event a cash flow hedge is no longer highly effective, it will be de-designated and changes in fair value will be recognized in earnings in the current period.

Services enters into interest rate swap agreements to mitigate its exposure to the variability in cash flows on a portion of its floating-rate debt, consisting of the $750.0 million Term Loan, $250.0 million Incremental Term Loan and borrowings under the senior secured revolving credit facility. As of June 30, 2024 and December 31, 2023, Services was party to two pay fixed, receive variable interest rate swap agreements with bank counterparties. The variable rate received rests on the first day of the floating rate calculation period specified in the respective interest rate swap agreements. Services has designated both swaps as cash flow hedges of the interest rate risk inherent in borrowings outstanding under the Credit Agreement due to changes in the benchmark interest rate.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. Derivatives, Continued:

The first swap has a notional value of $300.0 million matures on October 31, 2025, and the variable rate received was the one-month U.S. Dollar-London Interbank Offered Rate-British Bankers Association (“USD-LIBOR-BBA”) rate subject to a minimum of 1.0 percent. On May 11, 2023, the Company sold to the respective bank counterparty the 1.0 percent floor component and amended the interest rate swap agreement resulting in a change in the fixed interest rate paid from 1.1012 percent to 1.1422 percent. The variable rate received, notional value and maturity date of the amended swap were the same as the original swap. As a result of the sale, Services discontinued hedge accounting for the original swap. Because the Company concluded that it was probable that the original hedged transactions (future interest payments) would still occur, the risk of the variability of future cash flows was not eliminated upon discontinuance of hedge accounting. Accordingly, unrealized gains deferred in accumulated other comprehensive income related to the discontinued hedging relationship as of May 11, 2023, of approximately $19.4 million are being amortized on a straight-line basis to interest expense over the remaining contractual term of the original swap.

USD LIBOR-based rates ceased to be published after June 30, 2023. As a result, the variable rate received on the swap transitioned to the U.S. Dollar Secured Overnight Financing Rate fallback rate (“USD-SOFR”) for both valuations and settlements, beginning on July 27, 2023.

The second interest rate swap was entered into by Services effective October 31, 2023, and has a notional value of $200.0 million and matures on October 31, 2026. The fixed rate paid is 4.7030 percent and the variable rate received is the one-month USD-SOFR rate (not subject to a floor). This swap replaced a $200.0 million notional value interest rate swap, which matured and terminated on October 31, 2023. The fixed rate paid on the terminated swap was 1.0290 percent and the variable rate received was the one-month USD-LIBOR-BBA rate subject to a minimum of 1.0 percent before also transitioning to the USD-SOFR fallback rate beginning on July 27, 2023.

All or a portion of the change in fair value of the interest rate swap agreements recorded in accumulated other comprehensive income may be recognized in earnings in certain situations. If Services extinguishes all of its variable rate debt, or a portion of its variable rate debt such that the outstanding notional amount of the swaps exceeds the outstanding notional amount of variable rate debt, all or a portion of the change in fair value of the swaps may be recognized in earnings. In addition, the change in fair value of the swaps may be recognized in earnings if the Company determines it is no longer probable that it will have future variable rate cash flows to hedge against. The Company has assessed the counterparty risk and determined that no substantial risk of default exists as of June 30, 2024. Each counterparty is a bank with a current credit rating at or above A, as determined by Moody’s Ratings, Standard & Poor’s Corporation and Fitch Ratings.

The swap agreements with each of the bank counterparties contain cross-default provisions whereby if Services were to default on certain indebtedness and that indebtedness were to be accelerated, it could result in the counterparties terminating the outstanding swap agreements with Services. Were such a termination to occur, the party that was in a liability position under the applicable swap at the time of such termination would be required to pay the value of the swap, as determined in accordance with the terms of the applicable swap agreement, to the other party. Services’ obligations to its swap counterparties are secured under the Credit Agreement and Services does not post any separate collateral to its counterparties related to its interest rate swap agreements.

Balance Sheet Offsetting

Services is party to master netting arrangements, which are designed to reduce credit risk by permitting net settlement of transactions, with counterparties. For financial statement presentation purposes, the Company does not offset assets and liabilities under these arrangements.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. Derivatives, Continued:

The following table presents the Company’s derivative assets subject to an enforceable master netting arrangement as of June 30, 2024 and December 31, 2023.

	Gross Amount of Assets Presented in	Gross Amount Not Offset in the Condensed Consolidated Balance Sheets
(Millions)	the Condensed Consolidated Balance Sheets	Financial Instruments	Cash Collateral Received	Net Amount
June 30, 2024:
Interest rate swaps	$15.0	$(1.8)	$—	$13.2
December 31, 2023:
Interest rate swaps	$16.4	$(5.1)	$—	$11.3

Information pertaining to derivative liabilities was as follows:

	Gross Amount of Liabilities Presented in	Gross Amount Not Offset in the Condensed Consolidated Balance Sheets
Millions	the Condensed Consolidated Balance Sheets	Financial Instruments	Cash Collateral Received	Net Amount
June 30, 2024:
Interest rate swaps	$1.8	$(1.8)	$—	$—
December 31, 2023:
Interest rate swaps	$5.1	$(5.1)	$—	$—

5. Fair Value Measurements:

Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. Authoritative guidance defines the following three tier hierarchy for assessing the inputs used in fair value measurements:

Level 1 - Quoted prices in active markets for identical assets or liabilities

Level 2 - Observable inputs other than quoted prices in active markets for identical assets or liabilities

Level 3 - Unobservable inputs

The highest priority is given to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority is given to unobservable inputs (level 3 measurement). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires management judgment and may affect the determination of fair value of assets and liabilities and their placement within the fair value hierarchy levels.

Financial instruments consist primarily of cash, cash equivalents, restricted cash, accounts receivable, accounts payable, interest rate swaps and long-term debt. With respect to the Company’s financial instruments, the carrying amount of cash, restricted cash, accounts receivable and accounts payable has been estimated by management to approximate fair value due to the relatively short period of time to maturity for those instruments. Cash equivalents, interest rate swaps and long-term debt are measured at fair value on a recurring basis. Cash equivalents were not significant as of June 30, 2024 or December 31, 2023.

Non-financial assets and liabilities, including property, plant and equipment, intangible assets and asset retirement obligations, are measured at fair value on a non-recurring basis. No event occurred during the six-month period ended June 30, 2024 requiring any non-financial asset or liability to be subsequently recognized at fair value.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. Fair Value Measurements, Continued:

The fair value of debt and interest rate swaps was as follows:

(Millions)	June 30, 2024	December 31, 2023
Recorded at Fair Value in the Financial Statements:
Interest rate swap assets - Level 2	$15.0	$16.4
Interest rate swap liabilities - Level 2	$1.8	$5.1
Not Recorded at Fair Value in the Financial Statements: (a)
Debt, including current portion - Level 2:
Included in current portion of long-term debt	$7.5	$7.1
Included in long-term debt	$2,277.7	$2,148.3

(a)	Recognized at carrying value of $2,329.1 million and $2,329.2 million, including current portion and excluding unamortized debt issuance costs, at June 30, 2024 and December 31, 2023, respectively.

The fair value of interest rate swaps is determined based on the present value of expected future cash flows using the applicable observable, quoted swap rates (USD-SOFR) for the full term of the swaps and incorporating credit valuation adjustments to appropriately reflect both Services’ own non-performance risk and non-performance risk of the respective counterparties. As of June 30, 2024 and December 31, 2023, the adjustment to the fair value of the interest rate swaps to reflect non-performance risk was immaterial.

The fair value of the 2028 Notes was based on observed market prices in an inactive market and the fair value of the Incremental Term Loan and the Term Loan were based on current market interest rates applicable to the debt instrument.

During 2024, there were no assets or liabilities measured at fair value for purposes of the fair value hierarchy using significant unobservable inputs (level 3). There were no transfers within the fair value hierarchy during the six-month period ended June 30, 2024.

6. Revenues:

Revenues from contracts with customers are accounted for under Accounting Standards Codification (“ASC”) Topic 606 - Revenues from Contracts with Customers (“ASC 606”) and are earned primarily through the provisioning of telecommunications and other services and through the sale of equipment to customers and contractors. Revenues are also earned from leasing arrangements, federal and state Universal Service Fund (“USF”) programs and other regulatory-related sources and activities.

Consumer service revenues are generated from the provisioning of broadband and voice services to consumers. Enterprise and Kinetic business service revenues include revenues from managed communications services, integrated voice and data services, advanced data and traditional voice and long-distance services provided to large, mid-market and small business customers. Enterprise strategic revenues consist of recurring Secure Access Service Edge, Unified Communications as a Service, OfficeSuite UC®, Software Defined Wide Area Network and associated network access products and services. Enterprise revenues also include dynamic Internet protocol, dedicated Internet access, multi-protocol label switching services, and TDM, voice and data services. Wholesale revenues include revenues from other communications services providers for special access circuits and fiber connections, voice and data transport services, and wireless backhaul services. Additionally, service revenues also include switched access revenues, federal and state USF revenues, end user surcharges and revenues from providing other miscellaneous services.

Sales revenues include sales of various types of communications equipment and products to customers including selling network equipment to contractors on a wholesale basis. Enterprise product sales include high-end data and communications equipment which facilitate the delivery of advanced data and voice services to enterprise customers. Sales revenues also include amounts recognized from sales-type leases for fiber where control of the fiber has transferred to the customer.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. Revenues, Continued:

Accounts Receivable – Accounts receivable consist principally of amounts billed and currently due from customers and are generally unsecured and due within 30 days. The amounts due are stated at their net estimated realizable value. An allowance for credit losses is maintained to provide for the estimated amount of receivables that will not be collected. Concentration of credit risk with respect to accounts receivable is limited because a large number of geographically diverse customers make up our customer base. Due to varying customer billing cycle cut-offs, management must estimate service revenues earned but not yet billed at the end of each reporting period. Included in accounts receivable are unbilled revenues related to communication services and product sales of $25.7 million and $26.2 million at June 30, 2024 and December 31, 2023, respectively.

Accounts receivable consists of the following as of:

(Millions)	June 30, 2024	December 31, 2023
Accounts receivable	$357.9	$375.5
Less: Allowance for credit losses	(22.4)	(22.9)
Accounts receivable, net	$335.5	$352.6

Allowance for Credit Losses – Consistent with the guidance in ASC Topic 326, Financial Instruments - Credit Losses (“ASC 326”), management estimates credit losses for trade receivables by aggregating similar customer types together to calculate expected default rates based on historical losses as a percentage of total aged receivables. These rates are then applied, on a monthly basis, to the outstanding balances staged by customer. In addition to continued evaluation of historical losses, ASC 326 requires forward-looking information and forecasts to be considered in determining credit loss estimates. Our current forecast methodology assesses historical trends to project future losses and is not forward-looking for potential economic factors that would change the credit loss model. Therefore, historical trends continue to be the most accurate expectation of future losses as the Company has defined rules around customers who can establish service. Our revenue and associated accounts receivable are based upon a recurring revenue structure whereby customers are billed in advance of service being provided over the ensuing 30 days and there is little month-to-month volatility in the composition of the customer base across all segments. Management is actively monitoring current economic conditions, including the impacts of inflation on our customers and their associated accounts receivable balances in order to adjust the allowance for credit losses accordingly. To date, no material risk has been identified; however, management will continue to monitor and make adjustments, as necessary.

Activity in the allowance for credit losses consisted of the following:

(Millions)
Balance as of December 31, 2023	$22.9
Provision for estimated credit losses	10.7
Write-offs, net of recovered accounts	(11.4)
Balance as of March 31, 2024	$22.2
Provision for estimated credit losses	24.5
Write-offs, net of recovered accounts	(24.3)
Balance as of June 30, 2024	$22.4

Contract Balances – Contract assets include unbilled amounts, which result when revenue recognized exceeds the amount billed to the customer and the right to payment is not just subject to the passage of time. Contract assets principally consist of discounts and promotional credits given to customers. The current and noncurrent portions of contract assets are included in other current assets and other assets, respectively, in the accompanying condensed consolidated balance sheets.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. Revenues, Continued:

Contract liabilities consist of services billed in excess of revenue recognized. The changes in contract liabilities are primarily related to customer activity associated with services billed in advance, the receipt of cash payments and the satisfaction of performance obligations. Amounts are classified as current or noncurrent based on the timing of when the Company expects to recognize revenue. The current portion of contract liabilities is included in advance payments while the noncurrent portion is included in other liabilities.

Contract assets and liabilities from contracts with customers were as follows at:

(Millions)	June 30, 2024	December 31, 2023
Contract assets (a)	$59.7	$62.4
Contract liabilities (b)	$191.8	$191.4

(a)	Included $34.7 million and $37.8 million in other current assets and $25.0 million and $24.6 million in other assets as of June 30, 2024 and December 31, 2023, respectively.

(b)	Included $123.0 million and $129.4 million in advance payments and $68.8 million and $62.0 million in other liabilities as of June 30, 2024 and December 31, 2023, respectively.

	Three Months Ended June 30,		Six Months Ended June 30,
(Millions)	2024	2023	2024	2023
Revenues recognized included in the opening contract liability balance	$6.8	$5.1	$108.5	$110.0

Remaining Performance Obligations – Remaining performance obligations represent services the Company is required to provide to customers under bundled or discounted arrangements, which are satisfied as services are provided over the contract term. Certain contracts provide customers the option to purchase additional services or usage-based services. The fees related to the additional services or usage-based services are recognized when the customer exercises the option, typically on a month-to-month basis. In determining the transaction price allocated, the Company does not include these non-recurring fees and estimates for usage, nor does it consider arrangements with an original expected duration of less than one year.

Remaining performance obligations reflect recurring charges billed, adjusted for discounts and promotional credits and revenue adjustments. At June 30, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $1.9 billion for contracts with original expected durations of more than one year remaining. The Company expects to recognize approximately 22 percent, 35 percent, and 23 percent of our remaining performance obligations as revenue during the remainder of 2024, 2025 and 2026, respectively, with the remaining balance thereafter.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. Revenues, Continued:

Revenue by Category – Windstream disaggregates its revenues from contracts with customers based on the business segment and class of customer to which products and services are provided because management believes that doing so best depicts the nature, amount and timing of the Company’s revenue recognition.

Revenues disaggregated by category were as follows:

	Three Months Ended June 30, 2024
(Millions)	Kinetic	Enterprise	Wholesale	Total
Category:
Consumer:
Broadband bundles	$272.9	$—	$—	$272.9
Voice and other	14.8	—	—	14.8
Enterprise:
Strategic and Advanced IP	—	287.1	—	287.1
TDM/Other	—	32.9	—	32.9
Small business	41.8	—	—	41.8
Wholesale	—	—	171.2	171.2
Total service revenues accounted for under ASC 606	329.5	320.0	171.2	820.7
Sales revenues	7.9	0.4	2.3	10.6
Total revenues and sales accounted for under ASC 606	337.4	320.4	173.5	831.3
Other revenues (a)	67.1	14.0	13.9	95.0
Total revenues and sales	$404.5	$334.4	$187.4	$926.3

	Three Months Ended June 30, 2023
(Millions)	Kinetic	Enterprise	Wholesale	Total
Category:
Consumer:
Broadband bundles	$279.3	$—	$—	$279.3
Voice and other	17.6	—	—	17.6
Enterprise:
Strategic and Advanced IP	—	296.9	—	296.9
TDM/Other	—	74.3	—	74.3
Small business	41.2	—	—	41.2
Wholesale	—	—	177.6	177.6
Total service revenues accounted for under ASC 606	338.1	371.2	177.6	886.9
Sales revenues	8.6	0.3	2.0	10.9
Total revenues and sales accounted for under ASC 606	346.7	371.5	179.6	897.8
Other revenues (a)	67.4	14.7	11.0	93.1
Total revenues and sales	$414.1	$386.2	$190.6	$990.9

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. Revenues, Continued:

	Six Months Ended June 30, 2024
(Millions)	Kinetic	Enterprise	Wholesale	Total
Category:
Consumer:
Broadband bundles	$551.2	$—	$—	$551.2
Voice and other	30.7	—	—	30.7
Enterprise:
Strategic and Advanced IP	—	587.6	—	587.6
TDM/Other	—	80.1	—	80.1
Small business	85.1	—	—	85.1
Wholesale	—	—	364.8	364.8
Total service revenues accounted for under ASC 606	667.0	667.7	364.8	1,699.5
Sales revenues	15.4	0.8	18.3	34.5
Total revenues and sales accounted for under ASC 606	682.4	668.5	383.1	1,734.0
Other revenues (a)	135.7	29.7	27.5	192.9
Total revenues and sales	$818.1	$698.2	$410.6	$1,926.9

	Six Months Ended June 30, 2023
(Millions)	Kinetic	Enterprise	Wholesale	Total
Category:
Consumer:
Broadband bundles	$555.2	$—	$—	$555.2
Voice and other	36.0	—	—	36.0
Enterprise:
Strategic and Advanced IP	—	598.2	—	598.2
TDM/Other	—	176.7	—	176.7
Small business	82.9	—	—	82.9
Wholesale	—	—	359.8	359.8
Total service revenues accounted for under ASC 606	674.1	774.9	359.8	1,808.8
Sales revenues	16.1	0.7	2.0	18.8
Total revenues and sales accounted for under ASC 606	690.2	775.6	361.8	1,827.6
Other revenues (a)	136.3	31.9	22.4	190.6
Total revenues and sales	$826.5	$807.5	$384.2	$2,018.2

(a)	Other service revenues primarily consist of operating lease income (excluded from Broadband bundles, Strategic and Advanced IP and Wholesale), end user surcharges, funding from the Rural Digital Opportunity Fund (“RDOF”) and state USF.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. Revenues, Continued:

Deferred Contract Acquisition and Fulfillment Costs – Direct incremental costs to acquire a contract, consisting of sales commissions and direct incremental costs to fulfill a contract consisting of labor and materials consumed for activities associated with the provision, installation and activation of services, including costs to implement customized solutions, are deferred and recognized in operating expenses using a portfolio approach over the estimated life of the customer, which ranges from 24 to 39 months. Determining the amount of costs to fulfill a contract requires management judgment. In determining costs to fulfill, consideration is given to periodic time studies, management estimates and statistics from internal information systems.

Deferred contract acquisition and fulfillment costs are classified as current or noncurrent based on the timing of when the Company expects to recognize the expense. The current and noncurrent portions of deferred contract acquisition and fulfillment costs are included in prepaid expenses and other assets, respectively, in the accompanying condensed consolidated balance sheets. Amortization of deferred contract acquisition costs and amortization of deferred fulfillment costs are included in selling, general and administrative expenses and costs of services, respectively, in the accompanying condensed consolidated statements of operations.

The following table presents the deferred contract acquisition and fulfillment costs included on our condensed consolidated balance sheets:

(Millions)	June 30, 2024	December 31, 2023
Deferred Contract Acquisition Costs:
Prepaid expenses	$47.9	$55.5
Other assets	32.0	35.7
Total deferred contract acquisition costs	$79.9	$91.2
Deferred Contract Fulfillment Costs:
Prepaid expenses	$13.7	$14.8
Other assets	10.4	8.3
Total deferred contract fulfillment costs	$24.1	$23.1

Amortization of deferred contract acquisition costs was $15.9 million and $32.8 million for the three and six-month periods ended June 30, 2024, respectively, as compared to $14.6 million and $28.1 million for the three and six-month periods ended June 30, 2023, respectively. Amortization of deferred contract fulfillment costs was $4.8 million and $9.6 million for the three and six-month periods ended June 30, 2024, respectively, as compared to $3.8 million and $7.6 million for the three and six-month periods ended June 30, 2023, respectively.

7. Employee Benefit Plans:

The Company maintains a non-contributory qualified defined benefit pension plan. Future benefit accruals for all eligible non-bargaining employees covered by the pension plan have ceased. The components of pension (income) expense were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(Millions)	2024	2023	2024	2023
Benefits earned during the period (a)	$0.4	$0.4	$0.8	$0.8
Interest cost on benefit obligation (b)	7.3	8.3	14.6	16.7
Expected return on plan assets (b)	(7.8)	(8.1)	(15.6)	(16.3)
Net periodic pension (income) expense	$(0.1)	$0.6	$(0.2)	$1.2

(a)	Included in cost of services and selling, general and administrative expense.

(b)	Included in other income (expense), net.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. Employee Benefit Plans, Continued:

The Company’s annual minimum funding requirements to the qualified pension plan for the 2024 plan year totaled $15.3 million. On April 15, 2024, the Company made in cash its required quarterly employer contribution of $5.1 million and on June 3, 2024, the Company made in cash its remaining required employer contributions of $10.2 million to satisfy its 2024 minimum funding requirements. Incremental to its required minimum funding contributions, the Company also made a voluntary cash contribution of $7.0 million to the pension plan on April 15, 2024. The amount and timing of future contributions to the pension plan are dependent upon a myriad of factors including future investment performance, changes in future discount rates and changes in the demographics of the population participating in the plan.

The Company also sponsors an employee savings plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all salaried employees and certain bargaining unit employees. Participating employees receive employer matching contributions up to a maximum of 4.0 percent of employee pre-tax contributions to the plan for employees contributing up to 5.0 percent of their eligible pre-tax compensation. The employer matching contribution is calculated and funded in cash to the plan each pay period with an annual true-up to be made as soon as administratively possible after the end of the year. Contributions to the plan during the first half of 2024 were $13.2 million and included the annual 2023 true-up contribution. Comparatively, contributions to the plan during the same period of 2023 were $16.0 million and included the annual 2022 true-up contribution.

Excluding amounts capitalized, expense attributable to the employer matching contribution under the plan recorded for the three and six-month periods ended June 30, 2024 was $5.6 million and $13.1 million, respectively, as compared to $6.4 million and $14.3 million for the three and six-month periods ended June 30, 2023, respectively. Expense related to the employee savings plan is included in cost of services and selling, general and administrative expenses in the condensed consolidated statements of operations.

8. Equity-Based Compensation Plan:

Under the 2020 Management Incentive Plan (“MIP”), the Company was authorized to issue up to a maximum of 10.0 million of equity-based awards in the form of restricted common units or options to certain directors, officers, executives and other key management employees. Awards granted under the MIP included time-based restricted common units, performance-based options and performance-based restricted common units. No new awards were granted under the MIP in 2024. On May 2, 2024, the Board of Managers (the “Board”) terminated the MIP with respect to the granting of any new equity awards. In conjunction with this action, participants in the MIP currently employed by the Company and current members of the Board agreed to settle all issued and outstanding time-based restricted units for cash consideration of $13 per unit payable on or about May 2, 2025, or upon consummation of the merger with Uniti, whichever is earlier (see Note 12 for further discussion of our pending merger with Uniti). As of May 2, 2024, there were 1,500,306 time-based restricted units outstanding held by current management employees and Board members. Participants in the MIP currently employed by the Company also agreed to forfeit all performance-based restricted units and performance-based options previously granted to them in exchange for other cash consideration payable upon consummation of the merger with Uniti. As a result, 345,469 performance-based units and 1,151,572 performance-based options were cancelled. Additionally, the termination of the MIP also accelerated the vesting by shortening the remaining service period for 87,500 time-based restricted units to May 2, 2025.

Participants in the MIP formerly employed by the Company will be offered the option to receive cash consideration for time-based restricted units that previously vested and were settled as common units for the same cash consideration of $13 per unit, payable upon acceptance of the offer and, in exchange, relinquish performance-based units and performance-based options previously issued to them. As of May 2, 2024, there were 708,318 common units, 889,404 performance-based units and 2,964,703 performance-based options outstanding held by former management employees of the Company.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. Equity-Based Compensation Plan, Continued:

The changes to the issued and outstanding time-based restricted units due to the termination of the MIP were accounted for as a modification of the original awards and a change in their classification from equity to liability awards, because the awards will now be settled in cash in lieu of common units. As of the modification date, the fair value for all unvested and vested unsettled time-based restricted units was remeasured based on the $13 cash consideration per unit. No incremental compensation expense resulted from the remeasurement of the modified awards, nor did the modifications change the expectation that the unvested time-based restricted units would ultimately vest. Due to the change in classification of the awards, $15.6 million was reclassified from additional paid in capital to other current liabilities, representing the modified fair value of the pro rata portion of the requisite service period completed by former participants in the MIP currently employed by the Company and current members of the Board. Amounts remaining in additional paid in capital as of June 30, 2024, represent compensation expense previously recognized for time-based restricted units that had vested and were settled in common units.

Time-based restricted unit activity was as follows for the period from January 1, 2024 through June 30, 2024:

	(Thousands) Number of Units	Weighted Average Fair Value Per Unit
Non-vested as of December 31, 2023	626.3	$13.86
Vested	(114.0)	$13.35
Forfeited	(31.3)	$13.80
Non-vested as of June 30, 2024	481.0	$13.98

As of June 30, 2024, unrecognized compensation expense for the non-vested time-based restricted units totaled $2.9 million and will be recognized as an increase to the liability on a straight-line basis over a weighted average period of 0.3 years. Compensation expense recognized for the time-based restricted units was $1.5 million and $3.0 million for the three and six-month periods ended June 30, 2024, respectively, as compared to $1.6 million and $3.1 million for the three and six-month periods ended June 30, 2023, respectively.

As of June 30, 2024, there were 1,200,246 vested time-based restricted common units settled and 1,025,708 vested time-based restricted common units not yet settled. As noted above, vested units for employees will be settled for cash consideration of $13 per unit payable on or about May 2, 2025, or upon consummation of the merger with Uniti, whichever is earlier.

Options and Performance Units – As of June 30, 2024, there were 3.0 million unvested performance-based options and 0.9 million unvested performance-based restricted common units held by former management employees of the Company that had been granted under the MIP. Under the terms of the grant awards, the options and restricted common units are subject to both time and performance vesting conditions. The awards time vest ratably from the date of grant through September 21, 2024. The percentage of the award vested is dependent upon the increase in equity value subsequent to emergence measured upon a change in control or liquidity event. The options include an exercise price of $12.50 and the maximum term for each option granted is 10 years.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. Equity-Based Compensation Plan, Continued:

The following table summarizes the activity of performance-based options and performance-based restricted common units during the six months ended June 30, 2024:

	Stock Options		Performance Units
	(Thousands) Number of Units	Weighted Average Fair Value Per Unit	(Thousands) Number of Units	Weighted Average Fair Value Per Unit
Non-vested as of December 31, 2023	4,210.4	$4.25	1,263.1	$6.06
Forfeited	(1,245.7)	$4.15	(373.7)	$6.00
Non-vested as of June 30, 2024	2,964.7	$4.29	889.4	$6.09

Because the vesting of the options and performance units are subject to both a service and performance condition, no compensation expense is recognized related to these awards until it is probable that a change in control or liquidity event will occur. At such time, the cost of the options and performance units based on the grant-date fair value will be recognized immediately as compensation expense.

As of June 30, 2024, total unrecognized compensation expense for non-vested options and performance units was $12.7 million and $5.4 million, respectively, and was equal to the aggregate grant date fair value of the unvested awards.

9. Accumulated Other Comprehensive Income:

Accumulated other comprehensive income balances, net of tax, were as follows:

(Millions)	June 30, 2024	December 31, 2023
Postretirement plan	$9.3	$9.9
Unrealized holding gains (losses) on interest rate swaps:
Designated portion	2.5	(1.8)
De-designated portion	7.9	10.8
Accumulated other comprehensive income	$19.7	$18.9

Changes in accumulated other comprehensive income balances, net of tax, were as follows:

(Millions)	Unrealized Holding Gains on Interest Rate Swaps	Postretirement Plan	Total
Balance as of December 31, 2023	$9.0	$9.9	$18.9
Other comprehensive income before reclassifications	6.9	—	6.9
Amounts reclassified from accumulated other comprehensive income (see table below)	(5.5)	(0.6)	(6.1)
Balance as of June 30, 2024	$10.4	$9.3	$19.7

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. Accumulated Other Comprehensive Income, Continued:

Reclassifications out of accumulated other comprehensive income were as follows:

Details about Accumulated	(Millions) Amount Reclassified from Accumulated Other Comprehensive Income				Affected Line Item in the Condensed
Other Comprehensive Income	Three Months Ended June 30,		Six Months Ended June 30,		Consolidated Statements of
Components	2024	2023	2024	2023	Operations
Designated interest rate swaps:
Recognition of net unrealized gains	$(1.7)	$(3.9)	$(3.4)	$(8.2)	Interest expense
De-designated interest rate swap:
Amortization of unrealized gains	(2.0)	(1.1)	(3.9)	(1.1)	Interest expense
	(3.7)	(5.0)	(7.3)	(9.3)	(Loss) income before income taxes
	0.9	1.2	1.8	2.3	Income tax benefit (expense)
	(2.8)	(3.8)	(5.5)	(7.0)	Net loss
Postretirement plan:
Amortization of net actuarial gains	(0.2)	(0.2)	(0.4)	(0.4)	Other income (expense), net
Amortization of prior service credits	(0.2)	(0.2)	(0.4)	(0.4)	Other income (expense), net
	(0.4)	(0.4)	(0.8)	(0.8)	(Loss) income before income taxes
	0.1	0.1	0.2	0.2	Income tax benefit (expense)
	(0.3)	(0.3)	(0.6)	(0.6)	Net loss
Total reclassifications for the period, net of tax	$(3.1)	$(4.1)	$(6.1)	$(7.6)	Net loss

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. Loss Per Unit:

The Company computes basic loss per unit by dividing net loss applicable to common units and special warrants by the weighted average number of common units and special warrants outstanding during each period. Because the special warrants were convertible into common units for no additional consideration and were exchanged for common units upon receipt of the FCC order previously discussed, the special warrants are included in the number of outstanding units for both basic and diluted loss per unit. Prior to the termination of the MIP on May 2, 2024, previously discussed in Note 8, vested unsettled time-based restricted units included a non-forfeitable right to receive dividend equivalent distributions on a one-to-one per unit ratio to common units and accordingly were considered participating securities and were included in the computation of loss per unit pursuant to the two-class method. Calculations of loss per unit under the two-class method excluded from the numerator any dividends paid or owed to participating securities and any undistributed earnings considered to be attributable to participating securities. The related participating securities are similarly excluded from the denominator.

Diluted loss per unit share is computed by dividing net loss applicable to common units and special warrants by the weighted average number of common units and special warrants to include the effect of potentially dilutive securities. Prior to the termination of the MIP, potentially dilutive securities included incremental shares issuable upon vesting of time-based restricted common units. Unvested time-based restricted common units were included in the computation of dilutive earnings (loss) per unit using the treasury stock method. Dilutive earnings (loss) per unit excludes all potentially dilutive securities if their effect is anti-dilutive.

The Company has also issued performance-based options and performance-based restricted common units as part of its equity-based compensation plan. For these performance-based awards, the right to receive dividend equivalent distributions is forfeited if the awards do not vest and therefore are considered non-participating securities under the two-class method until the performance conditions have been satisfied. Because vesting of these performance-based awards is conditioned upon the occurrence of a change in control or liquidity event, they are excluded in the computation of diluted earnings (loss) per unit until it is probable that a change in control or liquidity event will occur.

A reconciliation of net loss and number of units used in computing basic and diluted loss per unit was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(Millions, except per unit amounts)	2024	2023	2024	2023
Basic and diluted loss per unit:
Numerator:
Net loss attributable to common units	$(59.9)	$(49.7)	$(0.2)	$(87.9)
Denominator:
Basic and diluted units outstanding
Weighted average common units outstanding	90.7	33.1	90.7	24.4
Weighted average special warrants outstanding	—	57.1	—	65.7
Weighted average basic and diluted units outstanding	90.7	90.2	90.7	90.1
Basic and diluted loss per unit:
Net loss	$(0.66)	$(0.55)	$(0.00)	$(0.98)

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. Loss Per Unit, Continued:

The effect of unvested time-based restricted common units for the three and six-month periods ended June 30, 2023 has been excluded from the computation of diluted shares because their inclusion would have an anti-dilutive effect due to the reported net loss in the periods. There were 0.8 million unvested time-based restricted common units outstanding as of June 30, 2023.

11. Business Segments:

The Company’s segments are determined based on the current organizational and management structure in place and the internal financial information regularly reviewed and used by the CODM for making operating decisions and assessing performance. We evaluate performance of the segments based on direct margin, which is computed as segment revenues and sales less segment cost and expenses. For financial reporting purposes, our operating and reportable segments consist of:

Kinetic – We manage as one business our residential and small business operations in ILEC markets due to the similarities with respect to service offerings and marketing strategies. Residential customers can bundle voice, high-speed Internet and video services, to provide one convenient billing solution and receive bundle discounts. We offer a wide range of advanced Internet services, local and long-distance voice services, integrated voice and data services, and web conferencing products to our small business customers. These services are equipped to deliver high-speed Internet with competitive speeds, value added services to enhance business productivity and options to bundle services to meet our small business customer needs. Products and services offered to small business customers also include managed cloud communications and security services.

Kinetic service revenues also include revenue from federal and state USF programs, amounts received from RDOF, and certain surcharges assessed to our customers, including billings for our required contributions to federal and state USF programs. Sales revenues include sales of various types of communications equipment and products to customers, including selling network equipment to contractors on a wholesale basis.

Enterprise – We manage as one business our mid-market and large business customers located both within our ILEC and CLEC markets. Products and services offered include managed cloud communications and security services, integrated voice and data services, advanced data and traditional voice and long-distance services. Enterprise strategic revenues consist of recurring Secure Access Service Edge, Unified Communications as a Service, OfficeSuite UC®, Software Defined Wide Area Network and associated network access products and services. Enterprise service revenues also include dynamic Internet protocol, dedicated Internet access, multi-protocol label switching services, time-division multiplexing, voice and data services, and certain surcharges assessed to customers. Enterprise product sales include high-end data and communications equipment which facilitate the delivery of advanced data and voice services to enterprise customers.

Wholesale – Our wholesale operations are focused on providing network bandwidth to other telecommunications carriers, network operators, governmental entities, content providers, and large cloud computing and storage service providers. These services include network transport services to end users, Ethernet and Wave transport of up to 400 Gigabyte per second (“Gbps”), and dark fiber and colocation services. Wholesale services also include fiber-to-the-tower connections to support the wireless backhaul market. In addition, we offer voice and data carrier services to other communications providers and to larger-scale purchasers of network capacity. Wholesale fiber sales revenues represent amounts recognized from sales-type leases for fiber where control of the fiber has transferred to the customer.

Segment revenues are based upon each customer’s classification to an individual segment and include all services provided to that customer. There are no differences between total segment revenues and sales and total consolidated revenues and sales. Segment costs and expenses include certain direct expenses incurred in providing services and products to segment customers and selling, general and administrative expenses that are directly associated with specific segment customers or activities. These direct expenses include customer specific access costs, cost of sales, field operations, sales and marketing, product development, licensing fees, provision for estimated credit losses, and compensation and benefit costs for employees directly assigned to the segments.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. Business Segments, Continued:

Our network operations and operational support functions are managed centrally and are not monitored by or reported to the CODM at a segment level. Accordingly, these shared operating expenses are not assigned to the segments and primarily consist of costs incurred related to network access and facilities, network operations, engineering, service delivery and customer support. Costs related to centrally-managed administrative functions, including information technology, accounting and finance, legal, human resources and other corporate management activities are not monitored by or reported to the CODM by segment. We also do not assign to the segments depreciation and amortization expense, straight-line expense under the master lease agreements with Uniti, net gain on asset retirements or dispositions or gain on sale of operating assets, because these items are not monitored by or reported to the CODM at a segment level.

Interest expense has also been excluded from segment operating results because we manage our financing activities on a total company basis and have not assigned any debt or finance lease obligations to the segments. Other income, net, and income tax benefit (expense) are not monitored as a part of our segment operations and, therefore, these items also have been excluded from our segment operating results.

Capital expenditures for network enhancements and information technology-related projects benefiting Windstream as a whole are not assigned to the segments and are presented as corporate/shared capital expenditures. Asset information by segment is not monitored or reported to the CODM and therefore has not been presented. Substantially all of our customers, operations and assets are located in the U.S., and we do not have any single customer that provides more than 10 percent of our total consolidated revenues and sales.

The following table summarizes our segment results:

	Three Months Ended June 30,		Six Months Ended June 30,
(Millions)	2024	2023	2024	2023
Kinetic:
Revenues and sales	$404.5	$414.1	$818.1	$826.5
Costs and expenses	157.0	157.6	314.5	308.0
Direct margin	$247.5	$256.5	$503.6	$518.5
Enterprise:
Revenues and sales	$334.4	$386.2	$698.2	$807.5
Costs and expenses	147.7	179.3	303.9	371.0
Direct margin	$186.7	$206.9	$394.3	$436.5
Wholesale:
Revenues and sales	$187.4	$190.6	$410.6	$384.2
Costs and expenses	21.5	21.2	50.9	42.6
Direct margin	$165.9	$169.4	$359.7	$341.6
Total segment revenues and sales	$926.3	$990.9	$1,926.9	$2,018.2
Total segment costs and expenses	$326.2	$358.1	$669.3	$721.6
Total segment direct margin	$600.1	$632.8	$1,257.6	$1,296.6

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. Business Segments, Continued:

Capital expenditures by segment were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(Millions)	2024	2023	2024	2023
Kinetic	$108.9	$120.2	$236.1	$268.6
Enterprise	11.6	18.9	28.0	42.1
Wholesale	21.7	33.5	54.2	65.9
Corporate/Shared (a)	61.9	76.3	131.7	177.5
Total	$204.1	$248.9	$450.0	$554.1

(a)	Represents capital expenditures not directly assigned to the segments and primarily consist of capital outlays for network enhancements and information technology-related projects benefiting Windstream as a whole.

The following table reconciles segment direct margin to consolidated net loss:

	Three Months Ended June 30,		Six Months Ended June 30,
(Millions)	2024	2023	2024	2023
Total segment direct margin	$600.1	$632.8	$1,257.6	$1,296.6
Depreciation and amortization	(200.8)	(199.5)	(408.5)	(395.2)
Straight-line expense under contractual arrangement with Uniti	(173.9)	(168.7)	(346.2)	(335.9)
Net gain on asset retirements and dispositions	9.7	5.2	31.4	5.6
Gain on sale of operating assets	—	—	103.2	—
Other unassigned operating expenses (a)	(256.7)	(281.9)	(526.0)	(581.3)
Other income (expense), net	0.8	(0.1)	1.5	—
Interest expense	(52.8)	(52.6)	(106.4)	(104.3)
Income tax benefit (expense)	13.7	15.1	(6.8)	26.6
Net loss	$(59.9)	$(49.7)	$(0.2)	$(87.9)

(a)	Represents operating expenses not assigned to the segments primarily consisting of expenses related to network access and facilities, network operations, engineering, service delivery, and customer support, as well as expenses related to centrally-managed administrative functions, including information technology, accounting and finance, legal, human resources, and other corporate management activities.

12. Pending Merger:

On May 3, 2024, Windstream entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Uniti, pursuant to which, prior to closing (as defined in the Merger Agreement) (the “Closing”), Windstream will undergo an internal reorganization (the “Pre-Closing Windstream Reorganization”), pursuant to which Windstream will (a) merge with and into a newly formed entity, a Delaware limited liability company identified as “New Windstream Holdings II” in the Merger Agreement (“New Windstream Holdings II”), with New Windstream Holdings II as the surviving entity of such merger, and (b) Windstream Parent, Inc., a Delaware corporation that is currently an indirect wholly owned subsidiary of Windstream (“New Uniti”), will become the ultimate parent company of New Windstream Holdings II (as successor to Windstream). Following the Pre-Closing Windstream Reorganization, an entity formed as part of the Pre-Closing Windstream Reorganization and an indirect wholly owned subsidiary of New Uniti identified as “Merger Sub” in the Merger Agreement will merge with and into Uniti (the “Merger”), with Uniti surviving the Merger as an indirect wholly owned subsidiary of New Uniti, such that both New Windstream Holdings II (as successor to Windstream) and Uniti will be indirect wholly owned subsidiaries of New Uniti. Windstream’s Board of Managers has unanimously approved the Merger Agreement.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. Pending Merger, Continued:

Upon consummation of the Merger, New Uniti will become an integrated telecommunications company. The common stock of New Uniti (“New Uniti Common Stock”) is expected to be listed on the Nasdaq. Uniti’s and Windstream’s existing debt is expected to remain in-place following the Merger and each company will remain as a separate subsidiary of New Uniti, with its own debt obligations and no cross-guarantees. Initially, the legacy Uniti and Windstream organizational structures will remain separate, and the existing agreements and arrangements presently in effect between Uniti and Windstream, such as our master lease agreements with Uniti and the settlement agreement with Uniti, which requires Uniti to fund periodic settlement payments and reimburse Windstream for certain growth capital improvements, will remain in place.

At the closing of the Merger, Uniti and Windstream equityholders are expected to hold approximately 62 percent and 38 percent, respectively, of New Uniti before giving effect to the conversion of any outstanding convertible securities or the issuance of warrants to purchase New Uniti Common Stock referenced below. In addition, at the closing of the Merger, Uniti will fund an aggregate cash payment of $425 million (less certain transaction expenses) that will be distributed to Windstream equityholders on a pro-rata basis. Windstream equityholders will also be entitled to pro rata distributions of (i) new shares of non-voting preferred stock of New Uniti with a dividend rate of 11 percent per year for the first six years, subject to an additional 0.5 percent per year during each of the seventh and eighth year after the initial issuance and further increased by an additional 1 percent per year during each subsequent year, subject to a cap of 16 percent per year and with an aggregate liquidation preference of $575 million, and (ii) warrants to purchase New Uniti Common Stock, with an exercise price of $0.01 per share, subject to customary adjustments, representing in the aggregate approximately 6.9 percent of the pro forma share total of New Uniti.

Uniti and Windstream have each made customary representations and warranties and covenants in the Merger Agreement, including covenants, subject to certain exceptions, to use reasonable best efforts to conduct their respective businesses in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger (the “Interim Period”). Uniti and Windstream have each agreed to use its respective reasonable best efforts to cause the transactions contemplated by the Merger Agreement to be consummated as soon as practicable, including in connection with obtaining all approvals required to be obtained from any governmental authority or third party that are necessary, proper or advisable to consummate such transactions.

The Merger is subject to customary closing conditions, including, among others, approval by Uniti’s stockholders and receipt of required regulatory approvals, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the receipt of approvals from the FCC and certain state public utility commissions. We currently expect the Merger to close in 2025.

The Merger Agreement contains certain customary termination rights for each of Uniti and Windstream, including if the Merger has not been consummated on or before November 3, 2025, subject to certain extensions through no later than May 3, 2026. If the Merger Agreement is terminated, Uniti will be obligated to pay Windstream (i) out-of-pocket third-party expenses incurred in connection with the Merger, not to exceed $25 million, if the Merger Agreement was terminated because Uniti Stockholder Approval was not obtained, (ii) a termination fee of $55 million under specified circumstances, including termination following Uniti accepting a Superior Proposal or Windstream receiving an Adverse Recommendation Change (each as defined in the Merger Agreement) and (iii) a termination fee of $75 million under specified circumstances, including if the Merger Agreement is terminated by Windstream due to Uniti’s failure to obtain sufficient financing or Uniti’s uncured breach of certain related representations and covenants, in circumstances where the termination fee in (ii) is not due.

As of August 31, 2024, the Company has received seven state approvals for the merger and have eleven state approvals in process.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. Commitments and Contingencies:

Bankruptcy-Related Litigation

Windstream Holdings, LLC (“Old Holdings”), its current and former directors, and certain of its executive officers are the subject of two shareholder-related lawsuits arising out of the merger with EarthLink Holdings Corp. in February 2017 pending in federal court in Arkansas and state court in Georgia. The state court case was stayed in 2019, and remains stayed pending the outcome in the federal case. The pending complaints contain similar assertions and claims of alleged securities law violations and breaches of fiduciary duties related to the disclosures in the joint proxy statement/prospectus soliciting shareholder approval of the merger, which the plaintiffs allege were inadequate and misleading. The federal plaintiffs’ proof of claim was resolved on the bankruptcy docket in September 2021. Pursuant to the Company’s Plan of Reorganization, plaintiffs are limited to a recovery to the extent of any available insurance proceeds. The state plaintiff failed to submit a proof of claim and in light of the Company’s emergence from bankruptcy, Windstream believes the state case should be discharged, but the plaintiff is challenging the discharge. To the extent the state court case proceeds, applicable law provides that the plaintiff’s recovery is limited to available insurance proceeds.

After years of inactivity on the docket, in June 2023, the federal court denied Windstream’s long-standing motion to dismiss the claims, after holding oral arguments in August 2019 and after Windstream renewed its motion to dismiss in July 2021 in response to the plaintiffs amending the complaint. On May 6, 2024, the parties agreed to a class action settlement that remains subject to federal court approval in Arkansas. The parties are preparing the appropriate pleadings to submit to the court for review and approval of the settlement that will be applicable to the shareholder class. Windstream’s directors’ and officers’ insurance carriers are providing full coverage for the settlement, if approved, as the Company has paid all applicable deductibles.

Key elements of the settlement include:

•	Lead Plaintiff concedes that none of the defendants are making any concession of liability or wrongdoing, and the defendants concede that Lead Plaintiff makes no concession regarding lack of merit.

•	The parties agree that the settlement releases any and all shareholder claims against the Company and the defendants, and the claims are fully discharged.

•	Upon approval by the court, the Company, in conjunction with its insurance carriers, will place in escrow the settlement amount of $85.0 million for distribution to class members.

•	A Claims Administrator will be appointed by the court and, under supervision of the Court, shall provide notice of the settlement to class members and oversee the distribution of the settlement fund.

There is a trial date in the federal case set for November 2024 that has been stayed in light of the pending settlement. Court approval of the settlement by the presiding federal judge will bar class members, including the plaintiff in the state case, from commencing or prosecuting any of the released claims against the defendants. Thus, the Company will seek dismissal of the state court case at the appropriate time.

As of June 30, 2024, the Company recorded a liability for the agreed upon settlement amount of $85.0 million and a loss recovery insurance receivable of $85.0 million for insurance proceeds deemed probable of recovery, which are included in other current liabilities and other current assets, respectively, in the condensed consolidated balance sheet.

WINDSTREAM HOLDINGS II, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. Commitments and Contingencies, Continued:

Other Matters

The Company is currently involved in certain legal proceedings arising in the ordinary course of business and, as required, have accrued an estimate of the probable costs for the resolution of those claims for which the occurrence of loss is probable and the amount can be reasonably estimated. These estimates have been developed in consultation with counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any specific period could be materially affected by changes in its assumptions or the effectiveness of its strategies related to these proceedings. Additionally, due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any specific claim or proceeding would not have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Notwithstanding the foregoing, any litigation pending against the Company and any claims that could be asserted against the Company that arose prior to February 25, 2019 (the “Petition Date”) are subject to discharge pursuant to releases finalized at emergence or resolution in accordance with the Bankruptcy Code for any outstanding proof of claims.

14. Subsequent Events:

Subsequent events were evaluated through September 10, 2024, the date these condensed consolidated financial statements were available to be issued. No additional disclosures are required other than those matters that have been reflected within these condensed consolidated financial statements.

Settlement Payment from Uniti – On July 8, 2024, the Company received from Uniti the third quarterly cash installment payment of $24.5 million payable to Windstream in 2024, pursuant to the amended master lease agreements.

WINDSTREAM HOLDINGS II, LLC

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Within this Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), the terms “Windstream,” “the Company,” “we,” or “our” refer to Windstream Holdings II, LLC and its subsidiaries, including Windstream Services, LLC.

The following section provides an overview of our results of operations and highlight key trends and uncertainties in our business and should be read in conjunction with our unaudited condensed consolidated financial statements and notes thereto. This discussion contains and refers to statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Such statements relate to our intent, belief or current expectations primarily with respect to our future operating, financial and strategic performance. Any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties. Actual results may differ from those contained in or implied by the forward-looking statements as a result of various factors. For more information, see “Forward-Looking Statements” at the end of this discussion for additional factors relating to such statements.

ORGANIZATIONAL STRUCTURE AND OVERVIEW

Windstream’s quality-first approach connects customers to new opportunities and possibilities by leveraging its nationwide network to deliver a full suite of advanced communications services. We provide fiber-based broadband to residential and small business customers in 18 states, managed cloud communications and security services for large enterprises and government entities across the United States of America (“U.S.”), and tailored waves and transport solutions for carriers, content providers and large cloud computing and storage service providers in the U.S. and Canada. Our operations are organized into three business segments: Kinetic, Enterprise and Wholesale. The Kinetic segment serves consumer and small business customers in markets in which we are the incumbent local exchange carrier (“ILEC”) and provides services over network facilities operated by us. In addition to large business and wholesale customers with the majority of their service locations residing in ILEC markets, the Enterprise and Wholesale segments also serve customers in markets in which we are a competitive local exchange carrier (“CLEC”) and provide services over network facilities primarily leased from other carriers. We evaluate performance of the segments based on direct margin, which is computed as segment revenues and sales less segment costs and expenses. For additional information related to our segments, see “Business Segment Operating Results” section below and Note 9 to the condensed consolidated financial statements.

SIGNIFICANT BUSINESS DEVELOPMENTS - PENDING MERGER TRANSACTION

On May 3, 2024, Windstream entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Uniti Group Inc. (“Uniti”), providing for a combination of the Company and Uniti such that, following a pre-closing reorganization of Windstream and the merger of Uniti into an entity formed in such reorganization (the “Merger”), both Uniti and Windstream will be indirect wholly owned subsidiaries of a recently formed company that in the reorganization will become the parent company of Windstream (“New Uniti”). Upon consummation of the Merger, New Uniti will become an integrated telecommunications company. The common stock of New Uniti (“New Uniti Common Stock”) is expected to be listed on the Nasdaq. Uniti’s and Windstream’s existing debt is expected to remain in-place following the Merger and each company will remain as a separate subsidiary of New Uniti, with its own debt obligations and no cross-guarantees. Initially, the legacy Uniti and Windstream organizational structures will remain separate, and the existing agreements and arrangements presently in effect between Uniti and Windstream, such as our master lease agreements with Uniti and the settlement agreement with Uniti, which requires Uniti to fund periodic settlement payments and reimburse Windstream for certain growth capital improvements, will remain in place.

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At the closing of the Merger, Uniti and Windstream equityholders are expected to hold approximately 62 percent and 38 percent, respectively, of New Uniti before giving effect to the conversion of any outstanding convertible securities or the issuance of warrants to purchase New Uniti Common Stock referenced below. In addition, at the closing of the Merger, Uniti will fund an aggregate cash payment of $425 million (less certain transaction expenses) that will be distributed to Windstream equityholders on a pro-rata basis. Windstream equityholders will also be entitled to pro rata distributions of (i) new shares of non-voting preferred stock of New Uniti with a dividend rate of 11 percent per year for the first six years, subject to an additional 0.5 percent per year during each of the seventh and eighth year after the initial issuance and further increased by an additional 1 percent per year during each subsequent year, subject to a cap of 16 percent per year and with an aggregate liquidation preference of $575 million, and (ii) warrants to purchase New Uniti Common Stock, with an exercise price of $0.01 per share, subject to customary adjustments, representing in the aggregate approximately 6.9 percent of the pro forma share total of New Uniti.

The Merger is subject to customary closing conditions, including, among others, approval by Uniti’s stockholders and receipt of required regulatory approvals, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the receipt of approvals from the Federal Communications Commission (“FCC”) and certain state public utility commissions. Windstream currently expects the Merger to close in 2025. See Note 12 to the condensed consolidated financial statements for additional information regarding our pending merger with Uniti.

EXECUTIVE SUMMARY

Financial and operational highlights for the three and six-month periods ended June 30, 2024, consisted of the following:

•	Within the Kinetic segment, consumer revenues declined 2 percent during the second quarter of 2024 on a year-over-year basis driven by a reduction in funding due to the discontinuance of the Affordable Connectivity Program (“ACP”) during the second quarter of 2024. Apart from the impacts of the ACP, Kinetic service revenues are benefiting from positive results in fiber additions as we continue to build our strategic fiber markets and demonstrate strong early penetration through our fiber fast start program. We continued expansion efforts though our fiber build program with over 94,000 consumer premises constructed during the first half of 2024, totaling 1,553,000 consumer premises that have access to our fiber network. Currently, 36 percent of consumer households now have access to 1-Gigabyte per second (“Gbps”) service. During the first half of 2024, we saw strong growth in our fiber subscriber base, however, this growth was offset by declines in our digital subscriber line (“DSL”) subscriber base. We ended the second quarter with 418,000 consumer subscribers on our fiber network, representing a 27 percent fiber customer penetration rate (calculated as the total number of fiber consumer subscribers divided by the total number of consumer premises passed), which was driven by a net increase of 17,000 fiber subscribers, an improvement of 30 basis points year-over-year.

•	Within the Enterprise segment, we continue our focus on Strategic and Advanced IP portfolios, which as of June 30, 2024 represents approximately 89 percent of our total Enterprise service revenues on an annualized basis, excluding end user surcharges. These combined revenues were down 2 percent for the first half of 2024, on a year-over-year basis.

•	Our Wholesale business delivered strong revenue results in the first half of 2024 as service revenues increased 7 percent, on a year-over-year basis and direct margin grew by 5 percent, driven by strong sales highlighted by high demand from telecom, cable and content customers.

•	During the first half of 2024, our total annualized interconnection, network access and facility expenses decreased 16 percent on a year-over-year basis to an annualized amount of approximately $645 million, of which approximately $279 million are time-division multiplexing (“TDM”) related expenses including network facility expense. These TDM-related expenses declined by 26 percent on a year-over-year basis. During the first half of 2024, we fully exited approximately 350 collocations associated with our TDM migration plans.

The Company reported an operating loss of $(21.6) million and a net loss of $(59.9) million for the three-month period ended June 30, 2024 and operating income of $111.5 million and a net loss of $(0.2) million for the six-month period ended June 30, 2024, The operating loss in the three month period of 2024 primarily reflected the overall declines in service revenues further discussed below, partially offset by the net gain on asset retirements and dispositions of $9.7 million, lower interconnections costs attributable to rate reductions and cost improvements from the continuation of network efficiency projects, and lower salary costs due to workforce reductions completed in both 2024 and 2023.

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Operating results for the six-month period ended June 30, 2024 were favorably impacted by a pretax gain of $103.2 million from the sale of certain unused IPv4 addresses completed in March 2024, the net gain on asset retirements and dispositions of $31.4 million, an increase in fiber sales, the aforementioned growth in Wholesale revenues, lower interconnections costs attributable to rate reductions and cost improvements from the continuation of network efficiency projects discussed above, and lower salary costs due to workforce reductions completed in both 2024 and 2023. These favorable impacts on our operating results were partially offset by the overall reduction in Enterprise service revenues primarily due to higher customer churn for legacy services as we continue to transition customers off of TDM-related services to our strategic and advanced IP products and services.

OPERATING ENVIRONMENT AND TRENDS

The telecommunications industry is highly competitive. The rapid development of new technologies, services and products has eliminated many of the distinctions among wireless, cable, internet and traditional telephone services and brought new competitors to our markets. We expect competition to remain intense as traditional and non-traditional participants seek increased market share.

In our Kinetic business, we are committed to providing our customers with exceptional service and offering faster broadband speeds and the convenience of bundling Internet, voice and video services. In 2024, we expect continued growth in our Kinetic fiber broadband customer base while experiencing declines in DSL customers, primarily in lower speed areas, from the effects of competition and our existing DSL customers transitioning to our fiber-based broadband services. Our ability to deliver faster Internet speeds across our footprint should drive gains in market share and corresponding growth in consumer and small business revenues.

For our Enterprise business, our focus remains on converting customers to our strategic and advanced solutions as part of our TDM exit program to migrate our existing CLEC customers off of the TDM network. As we continue to implement this program, we expect to experience continued declines in TDM and other revenues, as well as reductions in interconnection, network facility and fiber expenses. Our Wholesale business leverages our nationwide network to provide high-capacity bandwidth and transport services to wholesale customers, including other telecommunications carriers, network operators, governmental entities, content providers, and large cloud computing and storage service providers. Our priorities for our Wholesale business include continuing to grow Wave and Ethernet sales and revenues, building and selling fiber on route expansions, and adding new customers.

To improve our consolidated operating results and discretionary cash flows, we are also focused on reducing operating expenses and capital expenditures.

A more detailed discussion and analysis of our consolidated operating results for the three and six-month periods ended June 30, 2024 is presented below.

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CONSOLIDATED RESULTS OF OPERATIONS

The following table reflects the consolidated operating results for Windstream:

	Three Months Ended June 30,		Increase (Decrease)		Six Months Ended June 30,		Increase (Decrease)
(Millions)	2024	2023	Amount	%	2024	2023	Amount	%
Revenues and sales:
Service revenues	$915.7	$980.0	$(64.3)	(7)	$1,892.4	$1,999.4	$(107.0)	(5)
Sales revenues	10.6	10.9	(0.3)	(3)	34.5	18.8	15.7	84
Total revenues and sales	926.3	990.9	(64.6)	(7)	1,926.9	2,018.2	(91.3)	(5)
Costs and expenses:
Cost of services	574.6	616.5	(41.9)	(7)	1,164.7	1,253.4	(88.7)	(7)
Cost of sales	8.7	11.2	(2.5)	(22)	25.1	21.0	4.1	20
Selling, general and administrative	173.5	181.0	(7.5)	(4)	351.7	364.4	(12.7)	(3)
Depreciation and amortization	200.8	199.5	1.3	1	408.5	395.2	13.3	3
Net gain on asset retirements and dispositions (a)	(9.7)	(5.2)	4.5	87	(31.4)	(5.6)	(25.8)	*
Gain on sale of operating assets (a)	—	—	—	*	(103.2)	—	(103.2)	*
Total costs and expenses	947.9	1,003.0	(55.1)	(5)	1,815.4	2,028.4	(213.0)	(11)
Operating (loss) income	(21.6)	(12.1)	9.5	79	111.5	(10.2)	121.7	*
Other income (expense), net	0.8	(0.1)	0.9	*	1.5	—	1.5	*
Interest expense	(52.8)	(52.6)	0.2	—	(106.4)	(104.3)	2.1	2
(Loss) income before income taxes	(73.6)	(64.8)	8.8	14	6.6	(114.5)	121.1	*
Income tax benefit (expense)	13.7	15.1	(1.4)	(9)	(6.8)	26.6	(33.4)	*
Net loss	$(59.9)	$(49.7)	$10.2	21	$(0.2)	$(87.9)	$(87.7)	(100)

* Not meaningful

(a)	See corresponding sections of Note 1 to the condensed consolidated financial statements for additional information related to the net gain on asset retirements and dispositions and gain on sale of operating assets.

Service Revenues

The following table reflects the primary drivers of the changes in service revenues compared to the same period a year ago:

	Three Months Ended June 30, 2024	Six Months Ended June 30, 2024
	Increase (Decrease)	Increase (Decrease)
(Millions)	Amount	Amount
Changes in Wholesale service revenues (a)	$(3.5)	$10.1
Decreases in Kinetic small business, regulatory, and other service revenues	(1.4)	(2.9)
Decreases in Kinetic consumer service revenues (b)	(7.5)	(4.8)
Decreases in Enterprise service revenues (c)	(51.9)	(109.4)
Net decreases in service revenues	$(64.3)	$(107.0)

(a)	Decrease in the three-month period of 2024 was primarily attributable to higher customer churn on TDM and transport services. Increase in the six-month period of 2024 was primarily attributable to price increases for transport services, higher demand from content providers for network services, and continued growth in Wave and Ethernet services.

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(b)	Decreases reflect the effects of continued declines in DSL customers, discontinuation of subsidies funded by the ACP, which ended in May 2024, as well as reductions in voice and other revenues of $2.8 million and $5.3 million for the three and six-month periods of 2024, respectively, due to lower demand for consumer voice-only services. Windstream had received approximately $3.0 million in monthly subsidies under this program attributable to its ACP customer base. These decreases were partially offset in the six-month period of 2024 by growth in broadband bundle revenues primarily due to growth in fiber broadband customers.

(c)	Decreases were primarily due to higher customer churn for legacy services as we continue to transition customers off of TDM-related services. As a result, service revenues reflect reductions in traditional voice, long-distance and data and integrated services, as well as declines in switched access revenues and long-distance usage.

Sales Revenues

Sales revenues include sales of various types of communications equipment and products to customers including selling network equipment to contractors on a wholesale basis. Enterprise product sales include high-end data and communications equipment which facilitate the delivery of advanced data and voice services to enterprise customers. Consumer product sales include home networking equipment, computers and phones. Sales revenues also include amounts recognized from sales-type leases for fiber where control of the fiber has transferred to the customer. Fiber sales were $2.3 million and $18.3 million during the three and six-month periods of 2024 compared to fiber sales of $2.0 million in both the three and six-month periods of 2023.

The following table reflects the primary drivers of the changes in sales revenues compared to the same period a year ago:

	Three Months Ended June 30, 2024	Six Months Ended June 30, 2024
	Increase (Decrease)	Increase (Decrease)
(Millions)	Amount	Amount
Increases in Enterprise product sales	$0.1	$0.1
Increases in Wholesale fiber sales	0.3	16.3
Decreases in Kinetic consumer and contractor product sales (a)	(0.7)	(0.7)
Net change in sales revenue	$(0.3)	$15.7

Cost of Services

Cost of services expense primarily consists of charges incurred for network operations, interconnection, and business taxes. Network operations charges include salaries and wages, materials, contractor costs, IT support and costs to lease certain network facilities. Interconnection expense consists of charges incurred to access the public switched network and transport traffic to the Internet, including charges paid to other carriers for access points where we do not own the primary network infrastructure. Other expenses consist of third-party costs for ancillary voice and data services, business taxes, business and financial services.

The following table reflects the primary drivers of the changes in cost of services compared to the same period a year ago:

	Three Months Ended June 30, 2024	Six Months Ended June 30, 2024
	Increase (Decrease)	Increase (Decrease)
(Millions)	Amount	Amount
Increases in straight-line rent expense under master leases with Uniti (a)	$5.3	$10.3
Changes in federal USF expense	0.9	(0.2)
Decreases in network and other operations (b)	(14.6)	(34.3)
Decreases in interconnection expense (c)	(33.5)	(64.5)
Net decreases in cost of services	$(41.9)	$(88.7)

(a)	Increases reflect additional rent related to growth capital improvements (“GCIs”) funded by Uniti. Under provisions of the master lease agreements, on the one-year anniversary of any GCIs funded by Uniti, the annual base rent payable by Windstream increases by an amount equal to 8.0 percent of the funding amount, subject to an annual escalator of 0.5 percent.

(b)	Decreases were attributable to lower facility costs and decreases in salary expense resulting from workforce reductions completed in both 2024 and 2023.

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(c)	Decreases in interconnection expense was attributable to cost improvements from the continuation of network efficiency projects, increased legacy customer churn, and lower long-distance usage.

Cost of Sales

Cost of sales represents the associated cost of equipment. The following table reflects the primary drivers of the changes in cost of sales compared to the same period a year ago:

	Three Months Ended June 30, 2024	Six Months Ended June 30, 2024
	Increase (Decrease)	Increase (Decrease)
(Millions)	Amount	Amount
Changes in cost of fiber sales	$(0.9)	$6.7
Decreases in cost of sales to consumers and contractors	(0.9)	(0.8)
Decreases in cost of sales to Enterprise customers	(0.7)	(1.8)
Net change in cost of sales	$(2.5)	$4.1

The net change in cost of sales was generally consistent with the net change in sales revenues.

Selling, General and Administrative (“SG&A”)

SG&A expenses result from sales and marketing efforts, advertising, IT support, provision for estimated credit losses, costs associated with corporate and other support functions and professional fees. These expenses include salaries, wages and employee benefits not directly associated with the provisioning of services to our customers.

The following table reflects the primary drivers of the changes in SG&A expenses compared to the same period a year ago:

	Three Months Ended June 30, 2024	Six Months Ended June 30, 2024
	Increase (Decrease)	Increase (Decrease)
(Millions)	Amount	Amount
Increases in other costs (a)	$21.1	$33.7
Decreases in compensation and benefits (b)	(29.4)	(47.2)
Net decreases in SG&A	$(7.5)	$(12.7)

(a)	Increases were primarily attributable to our pending Merger with Uniti consisting of legal, accounting and consulting fees. Other costs also include employee severance, lease termination costs, professional and consulting fees, and other miscellaneous expenses incurred in completing certain cost optimization projects.

(b)	Decreases were primarily attributable to lower salary costs due to workforce reductions completed in both 2024 and 2023.

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Depreciation and Amortization

Depreciation and amortization expense includes the depreciation of property, plant and equipment and the amortization of intangible assets. Set forth below is a summary of depreciation and amortization expense compared to the same period a year ago:

	Three Months Ended June 30, 2024	Six Months Ended June 30, 2024
	Increase (Decrease)	Increase (Decrease)
(Millions)	Amount	Amount
Increases in depreciation expense (a)	$10.3	$31.6
Decreases in amortization expense (b)	(9.0)	(18.3)
Net increases in depreciation and amortization expense	$1.3	$13.3

(a)	Increases were primarily due to incremental depreciation related to new additions of property, plant and equipment.

(b)	Decreases reflect the use of an accelerated amortization method (sum-of-the-years-digits method) to amortize the customer relationship intangible assets. The effect of using an accelerated amortization method results in a decline in expense each period as the intangible assets amortize.

Operating (Loss) Income

The Company reported an operating loss of $(21.6) million for the three-month period ended June 30, 2024 and operating income of $111.5 million for the six-month period ended June 30, 2024, compared to operating losses of $(12.1) million and $(10.2) million in the three and six-month periods ended June 30, 2023, respectively. The operating loss in the three month period of 2024 primarily reflected the overall declines in service revenues previously discussed, partially offset by the net gain on asset retirements and dispositions of $9.7 million, lower interconnections costs attributable to rate reductions and cost improvements from the continuation of network efficiency projects, and lower salary costs due to workforce reductions completed in both 2024 and 2023. Operating income for the six-month period of 2024 primarily reflected the pretax gain of $103.2 million from the sale of certain unused IPv4 addresses completed in March 2024, the net gain on asset retirements and dispositions of $31.4 million, an increase in fiber sales, lower interconnections costs attributable to rate reductions and cost improvements from the continuation of network efficiency projects, and lower salary costs due to workforce reductions completed in both 2024 and 2023. The beneficial effects of these items on operating income in the six-month period of 2024 were partially offset by the overall decline in service revenues previously discussed.

Interest Expense

Set forth below is a summary of interest expense compared to the same period a year ago:

	Three Months Ended June 30, 2024	Six Months Ended June 30, 2024
	Increase (Decrease)	Increase (Decrease)
(Millions)	Amount	Amount
Changes in interest expense - long-term debt	$(0.5)	$3.1
Increases in interest expense - finance leases and other	0.4	0.1
Increases in effect of interest rate swaps	1.3	2.0
Decreases in capitalized interest expense	(1.0)	(3.1)
Net increases in interest expense	$0.2	$2.1

The net increase in interest expense during the six-month period ended June 30, 2024 reflected higher interest rates applicable to incremental borrowings under the senior secured revolving credit facility and higher interest rates related to both the senior secured first lien term loan facility (the “Term Loan”) and super senior incremental term loan (“Incremental Term Loan”). See Notes 2 and 3 to the condensed consolidated financial statements for additional information related to our long-term debt obligations and interest rate swaps.

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Income Taxes

During the three and six-month periods ended June 30, 2024, the Company recognized an income tax benefit of $13.7 million and income tax expense of $6.8 million, respectively, as compared to income tax benefits of $15.1 million and $26.6 million for the same periods in 2023. The income tax benefit recorded in the three-month period of 2024 attributable to the pretax loss was partially offset by discrete tax expense of $3.7 million for nondeductible transaction costs associated with the merger with Uniti. The income tax expense recorded in the six-month period of 2024 included discrete tax expense of $25.6 million related to the sale of the IPv4 addresses. Comparatively, the income tax benefit recorded in the three and six-month periods of 2023 reflected the loss before taxes in each period. Inclusive of the discrete items, our effective tax rate was 18.6 percent and 103.0 percent for the three and six-month periods ended June 30, 2024, respectively, as compared to 23.3 percent and 23.2 percent for the same periods in 2023.

In determining our quarterly provision for income taxes, the Company uses an estimated annual effective tax rate, which is based on our expected annual income, statutory rates and tax planning opportunities. Significant or unusual items are separately recognized in the quarter in which they occur.

BUSINESS SEGMENT OPERATING RESULTS

As previously discussed, our operations are organized into three business segments: Kinetic, Enterprise and Wholesale. The Kinetic segment serves consumer and small business customers in ILEC markets and provides services over network facilities operated by us. In addition to large business and wholesale customers with the majority of their service locations residing in ILEC markets, the Enterprise and Wholesale segments also serve customers in markets in which we are a CLEC and provide services over network facilities primarily leased from other carriers. We evaluate performance of the segments based on direct margin, which is computed as segment revenues and sales less segment costs and expenses. Segment revenues are based upon each customer’s classification to an individual segment and include all services provided to that customer. There are no differences between total segment revenues and sales and total consolidated revenues and sales. Segment costs and expenses include certain direct expenses incurred in providing services and products to segment customers and selling, general and administrative expenses that are directly associated with specific segment customers or activities. These direct expenses include customer specific access costs, cost of sales, field operations, sales and marketing, product development, licensing fees, provision for estimated credit losses, and compensation and benefit costs for employees directly assigned to the segments.

Costs incurred related to our network operations and operational support functions including network access and facilities, network operations, engineering, service delivery, and customer support are managed centrally and not monitored by or reported to the chief operating decision maker (“CODM”) at a segment level. In addition, centrally-managed administrative functions, including information technology, accounting and finance, legal, human resources, and other corporate management activities are not monitored by or reported to the CODM by segment. Accordingly, these shared operating expenses are not assigned to the segments. We also do not assign to the segments depreciation and amortization expense, straight-line expense under the master lease agreements with Uniti, net gain on asset retirements and dispositions, gain on sale of operating assets, other income, net, interest expense, and income tax benefit (expense) because these items are not monitored by or reported to the CODM at a segment level.

KINETIC

Overview

We manage as one business our residential and small business operations in ILEC markets due to the similarities with respect to service offerings and marketing strategies. Residential customers can bundle voice, high-speed Internet and video services, to provide one convenient billing solution and receive bundle discounts. We offer a wide range of advanced Internet services, local and long-distance voice services, integrated voice and data services, and web conferencing products to our small business customers. These services are equipped to deliver high-speed Internet with competitive speeds, value added services to enhance business productivity and options to bundle services to meet our small business customer needs. Products and services offered to small business customers also include managed cloud communications and security services.

Kinetic service revenues also include revenue from federal and state USF, amounts received from RDOF, and certain surcharges assessed to our customers, including billings for our required contributions to federal and state USF programs. Sales revenues include sales of various types of communications equipment and products to customers including selling network equipment to contractors on a wholesale basis.

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A summary of Kinetic broadband customers was as follows as of June 30:

			Increase (Decrease)
(Thousands)	2024	2023	Amount	%
Fiber consumer broadband customers	418.3	340.3	78.0	23
DSL consumer broadband customers	695.7	814.7	(119.0)	(15)
Total consumer broadband customers	1,114.0	1,155.0	(41.0)	(4)

We expect continued growth in our fiber broadband customer base while experiencing declines in DSL customers, primarily in lower speed areas, from the effects of competition and our existing customers transitioning to our fiber-based broadband services. Our ability to deliver faster Internet speeds across our footprint should drive gains in market share and corresponding growth in consumer and small business revenues.

Results of Operations

The following table reflects the Kinetic segment results of operations:

	Three Months Ended June 30,		Increase (Decrease)		Six Months Ended June 30,		Increase (Decrease)
(Millions)	2024	2023	Amount	%	2024	2023	Amount	%
Revenues and sales:
Service revenues:
Broadband bundles	$299.2	$303.9	$(4.7)	(2)	$604.0	$603.5	$0.5	—
Voice and other	14.8	17.6	(2.8)	(16)	30.7	36.0	(5.3)	(15)
Consumer (a)	314.0	321.5	(7.5)	(2)	634.7	639.5	(4.8)	(1)
Small business	41.8	41.2	0.6	1	85.1	82.9	2.2	3
RDOF funding	13.1	13.1	—	—	26.2	26.2	—	—
State USF	14.7	16.0	(1.3)	(8)	29.6	32.0	(2.4)	(8)
End user surcharges	13.0	13.7	(0.7)	(5)	27.1	29.8	(2.7)	(9)
Total service revenues	396.6	405.5	(8.9)	(2)	802.7	810.4	(7.7)	(1)
Product sales	7.9	8.6	(0.7)	(8)	15.4	16.1	(0.7)	(4)
Total revenues and sales	404.5	414.1	(9.6)	(2)	818.1	826.5	(8.4)	(1)
Costs and expenses (b)	157.0	157.6	(0.6)	—	314.5	308.0	6.5	2
Direct margin	$247.5	$256.5	$(9.0)	(4)	$503.6	$518.5	$(14.9)	(3)

(a)	Decreases reflect the effects of continued declines in DSL customers, discontinuation of subsidies funded by the ACP, which ended in May 2024, as well as reductions in voice and other revenues of $2.8 million and $5.3 million for the three and six-month periods of 2024, respectively, due to lower demand for consumer voice-only services. Windstream had received approximately $3.0 million in monthly subsidies under this program attributable to its ACP customer base. These decreases were partially offset in the six-month period of 2024 by growth in broadband bundle revenues primarily due to growth in fiber broadband customers.

(b)	Increase in the six-month period of 2024 was primarily due to higher sales and marketing costs consistent with the growth in fiber consumer broadband customers.

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ENTERPRISE

Overview

We manage as one business our mid-market and large business customers located within both our ILEC and CLEC markets. Products and services offered include managed cloud communications and security services, integrated voice and data services, advanced data and traditional voice and long-distance services. Enterprise strategic revenues consist of recurring Secure Access Service Edge, Unified Communications as a Service, OfficeSuite UC®, Software Defined Wide Area Network and associated network access products and services. Enterprise service revenues also include Advanced Internet Protocol (“IP”) revenues, which consist of recurring dynamic IP, dedicated Internet access, multi-protocol label switching services, integrated voice and data services, long-distance and managed services. In addition, Enterprise service revenues include TDM and other revenues consisting of TDM-based voice and data services, usage-based long-distance revenues, resale revenues and all non-recurring revenues, as well as certain surcharges assessed to customers. Enterprise product sales include high-end data and communications equipment which facilitate the delivery of advanced data and voice services to enterprise customers.

For our Enterprise business, our focus remains on converting customers to our strategic and advanced solutions as part of our TDM exit strategy to migrate the majority of our CLEC customers off of the TDM network. Accordingly, we expect to see continued declines in TDM and other revenues, including end user surcharges, while maintaining stability in revenues derived from our strategic and Advanced IP service offerings.

Results of Operations

The following table reflects the Enterprise segment results of operations:

	Three Months Ended June 30,		Increase (Decrease)		Six Months Ended June 30,		Increase (Decrease)
(Millions)	2024	2023	Amount	%	2024	2023	Amount	%
Revenues and sales:
Service revenues:
Strategic and Advanced IP	$287.7	$297.6	$(9.9)	(3)	$588.8	$599.7	$(10.9)	(2)
TDM/Other (a)	32.9	74.3	(41.4)	(56)	80.1	176.7	(96.6)	(55)
End user surcharges	13.4	14.0	(0.6)	(4)	28.5	30.4	(1.9)	(6)
Total service revenues	334.0	385.9	(51.9)	(13)	697.4	806.8	(109.4)	(14)
Product sales	0.4	0.3	0.1	33	0.8	0.7	0.1	14
Total revenues and sales	334.4	386.2	(51.8)	(13)	698.2	807.5	(109.3)	(14)
Costs and expenses (b)	147.7	179.3	(31.6)	(18)	303.9	371.0	(67.1)	(18)
Direct margin	$186.7	$206.9	$(20.2)	(10)	$394.3	$436.5	$(42.2)	(10)

(a)	Decreases were primarily due to higher customer churn for legacy services as we continue to transition customers off of TDM-related services. As a result, service revenues reflect reductions in traditional voice, long-distance and data and integrated services, as well as declines in switched access revenues and long-distance usage.

(b)	Decreases were consistent with the overall reduction in service revenues primarily attributable to customer churn and the corresponding reductions in customer access and federal USF expenses, and reduced labor costs due to workforce reductions.

WHOLESALE

Overview

Our wholesale operations are focused on providing network bandwidth to other telecommunications carriers, network operators, governmental entities, content providers, and large cloud computing and storage service providers. These services include network transport services to end users, Ethernet and Wave transport up to 400 Gbps, and dark fiber and colocation services. Wholesale services also include fiber-to-the-tower connections to support the wireless backhaul market. In addition, we offer voice and data carrier services to other communications providers and to larger-scale purchasers of network capacity. Wholesale fiber sales revenues represent amounts recognized from sales-type leases for fiber where control of the fiber has transferred to the customer.

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Our wholesale priorities include growing Wave and Ethernet sales and revenues, building and selling fiber on route expansions, and adding new customers.

Results of Operations

The following table reflects the Wholesale segment results of operations:

	Three Months Ended June 30,		Increase (Decrease)		Six Months Ended June 30,		Increase (Decrease)
(Millions)	2024	2023	Amount	%	2024	2023	Amount	%
Revenues and sales:
Service revenues (a)	$185.1	$188.6	$(3.5)	(2)	$392.3	$382.2	$10.1	3
Fiber sales (b)	2.3	2.0	0.3	15	18.3	2.0	16.3	*
Total revenues and sales	187.4	190.6	(3.2)	(2)	410.6	384.2	26.4	7
Costs and expenses (c)	21.5	21.2	0.3	1	50.9	42.6	8.3	19
Direct margin	$165.9	$169.4	$(3.5)	(2)	$359.7	$341.6	$18.1	5

(a)	Decrease in the three-month period of 2024 was primarily attributable to higher customer churn for TDM transport services as we continue to transition customers off of TDM-related services. Increase in the six-month period of 2024 was primarily attributable to price increases for transport services, higher demand from content providers for network services, and continued growth in Wave and Ethernet services.

(b)	During the first quarter of 2024, the Company entered into two indefeasible right of use (“IRU”) arrangements that met the criteria for sales-type lease classification. Accordingly, the Company recognized sales revenue of $16.0 million, cost of sales of $7.6 million and gross profit of $8.4 million related to these two IRU arrangements.

(c)	Increase in the six-month period of 2024 primarily reflects the incremental cost of sales related to the IRU agreements discussed in note (b) above.

Regulatory Matters

Windstream is subject to regulatory oversight in the U.S. by the FCC and state public utility commissions, and we are also subject to regulatory oversight in Canada under the Canadian Radio-television and Telecommunications Commission. We are also subject in the U.S. to various federal and state statutes that govern the provision of telecommunications and broadband services. Windstream actively monitors and participates in regulatory proceedings and engages with federal and state lawmakers on matters that may impact its business. We cannot predict with certainty the outcome of pending federal and state proceedings relating to our operations.

Infrastructure Investment and Jobs Act Broadband Funding

In 2021, Congress passed a bipartisan infrastructure framework (the Infrastructure Investment and Jobs Act or “IIJA”), which includes $65 billion in broadband funding to be allocated by the National Telecommunications and Information Administration (“NTIA”), with $42.45 billion to be distributed through formula-based grants to states for broadband deployment projects in unserved and underserved areas over a five-year time frame pursuant to the Broadband Equity, Access and Deployment (“BEAD”) program. The framework also includes $14.2 billion to address affordability challenges, as well as additional funding for middle-mile projects and digital equity programs. In 2023, all states submitted a five-year action plan outlining how they intended to deploy their BEAD applications. Additionally, states also submitted their initial proposals to NTIA, which outlined the process to challenge the classification of locations eligible for BEAD funding (in Volume I) and the competitive process to select providers for BEAD projects (in Volume II). These proposals must be approved by NTIA before any allocated funding is released. As of August 31, 2024, all eighteen states in Windstream’s footprint have received approval of their Volume I proposals from NTIA, and seven have received approval of their Volume II proposals. Challenge processes have completed in twelve states and are underway or will commence in the near future in the remaining six states.

Windstream expects to apply for funding to help close the digital divide in its rural and high-cost service territories. However, because such funding will be distributed on a competitive basis, Windstream may face increased competition in its footprint as a result of program awards, especially if the states allow overbuilding of Windstream’s network in areas where Windstream believes locations are “served” as defined by BEAD. Furthermore, the IIJA requires participating service providers to offer a “low-cost” service option. The terms of that offering will be set by each state, pursuant to guidance from NTIA. Windstream is continuing to evaluate the impact of potential increased competition, affordability requirements on Windstream’s business, and Windstream’s ability to secure funding as the competitive processes the states will utilize to award funding are not final in many of its states.

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RDOF Funding

In 2019, the FCC announced a $20 billion Rural Digital Opportunity Fund (“RDOF”) program to support rural broadband deployments. In January 2020, the FCC established two reverse-auction funding phases, with Phase I funding of $16.0 billion and Phase II of $4.4 billion. Phase I targeted areas that were wholly unserved by broadband speeds of at least 25-Megabytes per second (“Mbps”) download and 3-Mbps upload. Auction results were released in December 2020, and $9.2 billion was awarded. At the time, the FCC indicated that the $6.8 billion not awarded would be added to Phase II, but Phase II will not likely proceed, especially in light of the BEAD Program being administered by the Department of Commerce. Windstream was awarded $522.8 million in support over ten years ($52.3 million per year) for approximately 192,000 locations in 18 states. Windstream intends to meet its service obligations through the deployment of fiber and offering 1-Gbps speed capabilities.

Affordable Connectivity Program (“ACP”)

The ACP was a federal consumer-based program funded by the IIJA to provide financial assistance to eligible broadband subscribers in the form of monthly service subsidies. During the duration of the program, from December 2021 to May 2024, the ACP provided up to a $30 per month discount on broadband services, and $75 per month in tribal areas. Windstream previously served approximately 95,000 customers under the ACP. Because Congress failed to authorize necessary funding for the ACP on a permanent basis, the program ended in May 2024. To avoid a negative customer impact, Windstream is providing affected customers with a monthly bill credit in the same amount as the ACP benefit, subject to special terms and conditions including our ability to eliminate it at any time, to allow for a period of transition for our ACP customers.

State USF Funding

In the first half of 2024, Windstream recognized revenue from state Universal Service Fund (“USF”) programs in Texas, Pennsylvania, New Mexico, Oklahoma, South Carolina, Nebraska, Alabama, and Arkansas. These payments are intended to provide subsidies, in addition to federal USF receipts, for the high cost of operating telecommunications networks in certain areas. For the six-month period ended June 30, 2024, we recognized $29.6 million in state USF support. Windstream participates in two USF programs in Texas, and for the six-month period ended June 30, 2024, we received $15.7 million from the large company program and $1.6 million from the small company program. On June 18, 2023, the Texas Legislature passed legislation requiring companies receiving Texas USF support to complete a financial needs-based test review with the Texas Public Utilities Commission (“PUC”). Windstream filed the required needs-based test petition for the large company program on December 28, 2023, and received a final decision on June 6, 2024. The Texas PUC approved Windstream’s continued support through December 2028, and did not make changes to the rates or service areas.

Windstream receives approximately $13.2 million in annual state USF support in Pennsylvania. On August 3, 2023, the Pennsylvania Public Service Commission (“PSC”) issued an order opening a rulemaking proceeding regarding the program, with the proceeding expected to take more than 12 months to complete. Windstream, along with the industry trade group, are actively participating in the proceeding, submitting two rounds of comments since August 2023. At this time, the PSC has not taken any further action on the matter.

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FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

Windstream relies largely on operating cash flows and long-term debt to provide for its liquidity requirements. As of June 30, 2024, the Company had a working capital deficit primarily due to timing differences in the recognition of its annual operating lease obligations and required monthly payments under the master leases with Uniti. The working capital deficit is measured at a point in time and is not indicative of the Company’s ability to manage cash and meet its current obligations as they become due. The Company generated strong operating cash flows in the first half of 2024 and utilized its available borrowing capacity under its revolving credit facility to fund any short-term cash shortfalls and then repaid those borrowings in periods in which cash inflows exceeded cash outflows. As of June 30, 2024, there were no borrowings outstanding under the revolving credit facility. Accordingly, the Company had access to and available borrowing capacity under its senior secured revolving credit facility of $365.9 million as of June 30, 2024. Management has assessed the current and expected business climate, the Company’s current and expected needs for funds and its current and expected sources of funds, and has determined, based on Windstream’s forecasted financial results and financial condition as of June 30, 2024, that cash on hand and cash expected to be generated from operating activities, will be sufficient to fund the Company’s ongoing working capital requirements, planned capital expenditures, scheduled debt principal and interest payments, and lease payments due under the master lease agreements with Uniti for at least the next twelve months from the issuance of the condensed consolidated financial statements. The Company intends to continue utilizing the available capacity under its revolving credit facility to fund its short-term liquidity needs as they arise.

Under the master lease agreements, the Company will receive from Uniti up to $1.75 billion in cash to fund capital improvements to its network and Uniti also will pay Windstream $400 million in quarterly cash installments over a five-year period ending in 2025, at an annual interest rate of 9.0 percent, which amount may be fully paid after one year, resulting in total cash payments to be received from Uniti ranging from $438 - $485 million over the five-year period. During the first half of 2024, the Company received from Uniti quarterly cash installment payments totaling $49.0 million. Through June 30, 2024, the Company has received $990.8 million in cash from Uniti to fund capital improvements and $362.4 million in cash settlement payments. As discussed in Note 14 to the condensed consolidated financial statements, in July 2024, the Company received from Uniti the third quarterly cash installment payment of $24.5 million payable in 2024. Windstream expects total capital expenditures to be approximately $930.0 million in 2024, of which approximately $230.0 million will be funded by Uniti.

From time to time, including in the near term, Windstream may seek to opportunistically refinance or extend maturity dates of existing indebtedness through, but not limited to, tender offers, exchange offers, redemptions, open market purchases, privately negotiated purchases and new issuances.

Historical Cash Flows

The following table summarizes our cash flow activities:

	Six Months Ended June 30,
(Millions)	2024	2023
Cash flows provided from (used in):
Operating activities	$223.0	$342.7
Investing activities	(159.5)	(415.5)
Financing activities	(12.0)	(10.5)
Net increase (decrease) in cash, cash equivalents and restricted cash	$51.5	$(83.3)

Our cash position increased $51.5 million and decreased $83.3 million in the six-month periods ended June 30, 2024 and 2023, respectively. Cash inflows in 2024 were primarily from operating activities, funding received from Uniti under the master lease agreements and borrowings under the senior secured revolving credit facility. These inflows were offset by cash outflows for capital expenditures, repayments of debt and payments under our finance lease obligations.

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Cash Flows - Operating Activities

Cash provided from operations is our primary source of funds. Cash flows provided from operating activities decreased $119.7 million in the six-month period ended of 2024, as compared to the same period in 2023, primarily due to net unfavorable working capital changes, principally consisting of timing differences in the payment of trade accounts payable and collection of accounts receivable.

Cash Flows - Investing Activities

Cash used in investing activities primarily consisted of capital expenditures to upgrade and expand the speed capabilities of network facilities used to service customers. Cash flows used in investing activities decreased $256.0 million in the six-month period ended June 30, 2024, as compared to the same period in 2023. Cash outlays for capital expenditures for the six-month period ended June 30, 2024 totaled $450.0 million and were partially offset by funding received from Uniti of $196.7 million to pay for certain growth capital improvements under the master lease agreements. Cash inflows also included $33.5 million in grant funds received from various state programs to fund capital expenditures to expand the availability and affordability of residential broadband service. Cash outlays for capital expenditures funded by government grants totaled $56.0 million in 2024. As previously discussed, cash flows from investing activities included the receipt of $103.5 million in cash from the sale of certain unused IPv4 addresses completed in March 2024. The Company also received $9.2 million in cash from the liquidation of a non-marketable investment. In December 2023, in conjunction with a merger transaction, the Company was notified that its investment in certain non-marketable securities issued by the acquiree was to be liquidated and payable in cash to Windstream in January 2024. Comparatively, capital expenditures were $554.1 million for the six-month period ended June 30, 2023, and were partially offset by funding received from Uniti of $158.7 million. Cash inflows in 2023 also included $2.7 million in grant funds received from various state programs to fund capital expenditures to expand the availability and affordability of residential broadband service. Cash outlays for capital expenditures funded by government grants totaled $29.8 million in 2023.

Cash Flows - Financing Activities

Cash used in financing activities totaled $12.0 million in the six-month period ended June 30, 2024. During the first half of 2024, proceeds from the issuance of debt consisted of new borrowings of $215.0 million under the senior secured revolving credit facility, all of which were repaid as of June 30, 2024. In addition to the repayments of all current year borrowings under the senior secured revolving credit agreement, repayments of debt also included $3.8 million in scheduled principal payments on the Term Loan. Principal payments related to finance leases totaled $5.5 million in the first half of 2024. Comparatively, cash provided from financing activities totaled $10.5 million in the six-month period ended June 30, 2023. During the first half of 2023, proceeds from the issuance of debt consisted of new borrowings of $240.0 million under the senior secured revolving credit facility, all of which were repaid through June 30, 2023. In addition, repayments of debt in the six-month period ended June 30, 2023 also included $3.8 million in scheduled principal payments on the Term Loan. Principal payments related to finance leases totaled $6.5 million in the first half of 2023.

Pension and Employee Savings Plan Contributions

The Company maintains a non-contributory qualified defined benefit pension plan. Future benefit accruals for all eligible non-bargaining employees covered by the plan have ceased. The Company’s annual minimum funding requirements to the pension plan for the 2024 plan year totaled $15.3 million. On April 15, 2024, the Company made in cash its required quarterly employer contribution of $5.1 million and on June 3, 2024, the Company made in cash its remaining required employer contributions of $10.2 million to satisfy its 2024 minimum funding requirements. Incremental to its required minimum funding contributions, the Company also made a voluntary cash contribution of $7.0 million to the pension plan on April 15, 2024. The amount and timing of future contributions to the pension plan are dependent upon a myriad of factors including future investment performance, changes in future discount rates and changes in the demographics of the population participating in the plan.

The Company also sponsors an employee savings plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all salaried employees and certain bargaining unit employees. Participating employees receive employer matching contributions up to a maximum of 4 percent of employee pre-tax contributions to the plan for employees contributing up to 5 percent of their eligible pre-tax compensation. The employer matching contribution is calculated and funded in cash to the plan each pay period with an annual true-up to be made as soon as administratively possible after the end of the year. Contributions to the plan during the first half of 2024 were $13.2 million and included the annual 2023 true-up contribution. Comparatively, contributions to the plan during the first half of 2023 were $16.0 million and included the annual 2022 true-up contribution.

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Broadband Grant Awards and Programs

In November 2021, Windstream received $46.3 million in state grants funded through the federal American Rescue Plan Act of 2021 (“ARPA”) and administered by the Arkansas Rural Connect Broadband Program for fiber broadband expansion, which will allow us to deliver 1-Gbps internet service to more than 15,100 households and small businesses in rural areas within seven Arkansas counties. Windstream invested $33.8 million of its own capital, bringing the total construction cost to $80.1 million. The Company completed construction and deployment of broadband service to all locations within the project footprints during the first half of 2023. In completing the construction projects, the Company utilized all $46.3 million in grant funding received related to this program.

In February 2022, Windstream announced that it will partner with 18 counties across Georgia for fiber broadband expansion, which will allow us to deliver 1-Gbps Internet service to more than 70,000 Georgia homes and businesses. Funding for these broadband projects will come from $170.5 million in grants awarded to the counties, funded through ARPA. Windstream will invest $129.9 million of its own capital to complete the projects. Additionally, in January 2023, the Company was awarded grants under the Capital Projects Fund (“CPF”) Grant Program in the State of Georgia for fiber broadband expansion to deliver broadband service speeds of at least 100-Mbps download and upload to approximately 4,500 households across four counties in Georgia. Funding for these broadband projects will come from $34.9 million in grants awarded to the Company and funded through ARPA. Windstream will invest approximately $2.0 million of its own capital to complete the projects. In June 2023, Windstream was awarded $8.5 million through a second round of the CPF Grant Program in the State of Georgia. The Company will invest $11.2 million of its own capital to expand broadband service to an additional 2,200 households across another three counties in Georgia.

In May 2024, Windstream was awarded a grant for $11.9 million from the Commonwealth of Pennsylvania’s Broadband Infrastructure Program, which will allow the Company to deliver 1-Gbps Internet service to 2,400 locations in three counties.

As of June 30, 2024, Windstream has secured $362.0 million in funding commitments from governmental agencies that will help us deliver fiber to over 155,000 locations. In completing these broadband expansion projects, Windstream expects to incur approximately $150.0 million of incremental capital expenditures. The Company will continue to seek out additional opportunities to obtain external funding for the expansion of 1-Gbps Internet service across its service areas either from direct grants from governmental programs or through the formation of public private partnerships.

Debt Agreements and Covenants

As further discussed in Note 3 to the condensed consolidated financial statements, the Company’s long-term debt obligations as of June 30, 2024 consisted of borrowings under the amended credit agreement and was comprised of a $250.0 million Incremental Term Loan due February 23, 2027 and a $750.0 million Term Loan due September 21, 2027, as well as $1.4 billion of 7.750 percent senior first lien notes due August 15, 2028 (the “2028 Notes”). The terms of the amended credit agreement and indentures for the 2028 Notes include customary covenants that, among other things, require the Company to maintain certain financial ratios and restrict its ability to incur additional indebtedness. As of June 30, 2024, the Company was in compliance with all of its debt covenants.

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Contractual Obligations and Commitments

Set forth below is a summary of our material contractual obligations and commitments as of June 30, 2024:

	Obligations by Period
(Millions)	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years	Total
Long-term debt including current maturities (a)	$7.5	$265.0	$2,085.3	$—	$2,357.8
Interest payments on long-term debt obligations (b)	216.1	421.0	181.2	—	818.3
Leaseback of real estate contributed to pension plan (c)	5.8	11.9	12.4	29.6	59.7
Finance leases (d)	5.4	8.1	7.4	43.8	64.7
Uniti operating leases	660.7	1,486.6	1,538.5	647.4	4,333.2
Other operating leases (e)	90.5	82.3	52.2	48.8	273.8
Purchase obligations (f)	280.7	172.4	18.5	8.0	479.6
Other long-term liabilities and commitments (g)(h)(i)(j)	15.1	166.8	98.8	248.9	529.6
Total contractual obligations and commitments	$1,281.8	$2,614.1	$3,994.3	$1,026.5	$8,916.7

(a)	Excludes unamortized discount of $28.7 million and unamortized debt issuance costs of $2.3 million included in long-term debt as of June 30, 2024.

(b)	Variable rates on the Incremental Term Loan and Term Loan were calculated based on Secured Overnight Financing Rate (“SOFR”), which was 5.344 percent as of June 30, 2024.

(c)	Represents undiscounted future minimum lease payments related to the leaseback of real estate contributed to the Windstream Pension Plan, which exclude the residual value of the obligations at the end of the initial lease terms.

(d)	Finance leases include non-cancellable leases, consisting principally of leases for facilities and equipment.

(e)	Other operating leases include non-cancellable leases, consisting principally of leases for network facilities, real estate, office space and office equipment.

(f)	Purchase obligations include open purchase orders and amounts payable under non-cancellable contracts. The portion attributable to non-cancellable contracts primarily represents agreements for network capacity and software licensing.

(g)	Other long-term liabilities and commitments primarily consist of pension and other postretirement benefit obligations, asset retirement obligations and long-term deferred revenue.

(h)	Excludes $18.7 million in long-term finance lease obligations included above in finance leases. Also excludes $66.5 million included above in leaseback of real estate contributed to pension plan.

(i)	Excludes estimated capital expenditures of approximately $150.0 million that Windstream expects to incur in excess of funding commitments received from governmental agencies to fund the cost of fiber broadband expansion to over 155,000 locations, as previously discussed under “Broadband Grant Awards and Projects”.

(j)	Includes $0.5 million in pension and postretirement benefit obligations that was included in other current liabilities at June 30, 2024.

See Notes 3 and 4 to the condensed consolidated financial statements and Notes 4, 5, 9 and 10 to our audited consolidated financial statements for additional information regarding certain of the obligations and commitments listed above.

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Off-Balance Sheet Arrangements

The Company does not use securitization of trade receivables, affiliation with special purpose entities, variable interest entities or synthetic leases to finance its operations. Additionally, the Company has not entered into any arrangement requiring it to guarantee payment of third-party debt or to fund losses of an unconsolidated special purpose entity.

Market Risk

Market risk is comprised of three elements: interest rate risk, equity risk and foreign currency risk. Windstream has exposure to market risk from changes in interest rates, as further discussed below. Currently, the Company does not have any significant exposure to equity or foreign currency risk. Market risk has been estimated using a sensitivity analysis. The results of the sensitivity analysis are further discussed below. Actual results may differ from these estimates.

Interest Rate Risk

The Company is exposed to market risk through changes in variable interest rates incurred on borrowings under the amended credit agreement, consisting of the $250.0 million Incremental Term Loan, $750.0 million Term Loan issued under the senior secured first lien term loan facility, and any borrowings outstanding under the senior secured revolving credit facility. The Company enters into interest rate swap agreements to mitigate its exposure to the variability in cash flows on a portion of its floating-rate debt obligations. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of interest rate swap activity. The Company does not enter into interest rate swap agreements, or other derivative financial instruments, for trading or speculative purposes. Management periodically reviews the Company’s exposure to interest rate fluctuations and implements strategies to manage the exposure.

As of June 30, 2024, Windstream Services, LLC is party to two pay fixed, receive variable interest rate swap agreements designated as cash flow hedges of the interest rate risk inherent in borrowings outstanding under its amended credit agreement due to changes in the benchmark interest rate. The interest rate swaps mature on October 31, 2025 and October 31, 2026. As of June 30, 2024, the weighted average fixed rate paid on the interest rate swaps was 2.567 percent and the weighted average variable rate received was 5.416 percent. The hedging relationships are expected to be highly effective in mitigating cash flow risks resulting from changes in interest rates. For additional information regarding our interest rate swap agreements, see Note 3 to the condensed consolidated financial statements.

As of June 30, 2024, the unhedged portion of our variable rate debt was $457.8 million. For variable rate debt instruments, market risk is defined as the potential change in earnings resulting from a hypothetical adverse change in interest rates. A hypothetical increase of 100 basis points in variable interest rates would increase annual interest expense by approximately $4.6 million. Actual results may differ from this estimate.

Critical Accounting Policies and Estimates

The accompanying condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. Management has assessed the critical accounting policies applicable and determined the most critical accounting estimates consist of evaluating the useful lives of property, plant and equipment, accounting for pension benefits, and accounting for deferred income taxes and related tax contingencies. There were no material changes to these critical accounting policies during the first half of 2024.

Recently Adopted Authoritative Guidance

See Note 1 to the condensed consolidated financial statements for a discussion of recently issued authoritative guidance related to Business Segments and Income Taxes and our evaluation of the related impacts to the condensed consolidated financial statements and related business segment and income tax disclosures.

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations includes, and future oral and written statements by us and our management may include certain forward-looking statements. We claim the protection of the safe-harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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This report contains various forward-looking statements which represent our expectations or beliefs concerning future events, including, without limitation, our future performance, our ability to comply with the covenant in the agreements governing our indebtedness and the availability of capital and terms thereof. Statements expressing expectations and projections with respect to future matters are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution that these forward-looking statements involve a number of risks and uncertainties and are subject to many variables which could impact our future performance. These statements are made on the basis of management’s views, estimates, projections, beliefs and assumptions, as of the time the statements are made, regarding future events and results. There can be no assurance, however, that management’s expectations will necessarily come to pass. Actual future events and our results may differ materially from those expressed in these forward-looking statements as a result of a number of important factors.

A wide range of factors could cause actual results to differ materially from those contemplated in our forward-looking statements, including, but not limited to:

•	Our ability to consummate the Merger with Uniti on the expected terms or according to the anticipated timeline;

•	the risk that the Merger Agreement (as defined herein) may be modified or terminated prior to its expiration, that the conditions to our Merger with Uniti may not be satisfied or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the effect of the announcement of our Merger with Uniti on relationships with our customers, suppliers, vendors, employees and other stakeholders and our operating results and the operating results of Uniti;

•	the diversion of management’s time on issues related to our Merger with Uniti;

•	legal proceedings that may be instituted against Windstream or Uniti, or both companies, following announcement of the Merger;

•	the extent, timing, and overall effects of increased competition generally in the communications business and specifically in our markets, including as a result of new, emerging competitors receiving or that may receive current or future awards pursuant to local, state or federal broadband funding programs to expand in our footprint;

•	uncertainties regarding our eligibility or receipt of funding under local, state and federal broadband programs currently available or being developed, including programs in lieu of universal service funding and requirements of any said program for participation, funding available under the federal BEAD Program or any state specific program, or any remaining state and federal COVID-19 related relief programs;

•	the effects of federal and state legislation, and rules and regulations, and changes thereto, impacting the communications industry, including lack of permanent funding for the ACP program that ended in May 2024, the extent and application of digital equity requirements, known as “Digital Discrimination” regulations, and the reduction or elimination of any state universal service programs;

•	the effects of the federal “Buy America” regulations that require use of domestic manufacturers for certain projects that could lead to issues with availability of supplies, goods and equipment for projects and impact our participation in certain broadband programs, including timing for completion of the project;

•	our ability to make payments under the current arrangements with Uniti, which may be affected by results of our operations, changes in our cash requirements, cash tax payment obligations, or overall financial position;

•	Uniti’s ability to fund, and its compliance with contractual provisions requiring funding of, payments to us under the master lease agreements and the settlement entered into by the parties on or about March 2, 2020, including full and complete reimbursement annually of growth capital improvements under the master leases through 2030 and cash settlement payments to be made through 2025;

•	risks and uncertainties associated with our ability to comply with construction obligations under RDOF administered by the FCC, pursuant to which Windstream is receiving $52.3 million each year for 10 years (starting in 2022);

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•	unfavorable rulings by the FCC or state public service commissions or courts in current and future proceedings regarding state universal service funds, intercarrier compensation, carrier of last resort obligations, or other matters that could reduce revenues or increase expenses, including uncertainties associated with current or future federal or state broadband funding programs that are in lieu of universal service funding;

•	risks surrounding our ability to obtain the anticipated results from our investments in our network and fiber broadband expansion and to increase our broadband penetration levels and the amount of capital investment necessary to continue these network enhancements and expansions;

•	our ability to achieve the expected benefits of certain cost reduction and expense management activities, including efforts to reduce our TDM related interconnection expenses;

•	new, emerging and/or competing strategic products, technologies and/or software advancements, and our ability to adopt and utilize these technologies to provide services to our customers, and our customers’ willingness to adopt new, emerging products and services;

•	unanticipated increases or other changes in future cash requirements, whether caused by unanticipated increases in capital expenditures, increases in pension funding requirements, or otherwise;

•	earnings on pension plan investments significantly below our expected long-term rate of return for plan assets, resulting in possible cash contributions into the plan, or a significant change in the discount rate or other actuarial assumptions;

•	our current debt structure could adversely affect our cash flow and impair our ability to raise additional capital on more favorable terms;

•	for operations where we utilize facilities owned by other carriers, risks and uncertainties surrounding the availability, quality of service, pricing, and services provided by other carriers on which our services to customers depend, including customer and revenue churn due to price increases by ILEC suppliers;

•	unfavorable results of litigation, claims, and intellectual property matters asserted against us;

•	the risks associated with noncompliance by us with regulations or statutes applicable to government programs under which we receive material amounts of end-user revenue and government subsidies, or noncompliance by us, our partners, or our subcontractors with any terms of our government contracts;

•	the impact of equipment failure, supply chain disruptions, natural disasters or terrorist acts;

•	the effects of work stoppages by our employees or employees of other communications companies on whom we rely for service;

•	potential risks pertaining to allegations regarding the presence of lead in telecommunication copper assets, including any related regulatory developments, governmental inquiries or actions, litigation, operational impacts or costs, compliance costs, or reputational damage;

•	adverse changes in economic, political or market conditions in the areas that we serve, the U.S. and globally, including but not limited to, inflationary pressures, changes resulting from epidemics, pandemics and outbreaks of contagious diseases, including the COVID-19 global pandemic, continuing supply chain challenges across numerous industries, including the telecommunications industry, and the ability of our customers and vendors to perform under agreements with us, other adverse public health developments, or armed conflicts or wars, including but not limited to the continuing global impact of the war in Ukraine; and

•	those additional risk factors under the section titled “Risk Factors” included in this report or in subsequent consolidated financial statement reports.

In addition to these factors, actual future performance, outcomes, and results may differ materially because of more general factors including, among others, general industry and market conditions and growth rates, economic conditions, and governmental and public policy changes. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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